UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.   )

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El Paso Corporation

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Dear El Paso Stockholder:

We cordially invite you to attend our 2009 Annual Meeting of Stockholders. The Annual Meeting will be held on Wednesday, May 6, 2009, beginning at 9:00 a.m. (local/Central time) at the Doubletree Hotel Houston Downtown, 400 Dallas Street, Houston, Texas 77002.

At this year's Annual Meeting, you will be asked to vote on the election of 11 directors, an amendment and restatement of our 2005 Omnibus Incentive Compensation Plan, an amendment and restatement of our Employee Stock Purchase Plan, and the ratification of Ernst & Young LLP's appointment as our independent registered public accounting firm for 2009.

Our Chairman Ronald L. Kuehn, Jr., and board members William H. Joyce and Joe B. Wyatt will be retiring from our Board of Directors at this Annual Meeting pursuant to our mandatory retirement age policy. We thank them for their dedicated service to El Paso and wish them well.

We remain committed to providing transparent and fulsome compensation disclosures in our proxy statement. To that end, in addition to required disclosures, we have included in the accompanying proxy statement individual executive profiles that summarize the compensation earned or paid during 2008 to our CEO, our CFO and our three other most highly compensated executive officers. We believe these individual executive profiles, which begin on page 25 of the proxy statement, provide a clear and concise summary that is easy to understand.

In addition, we are pleased this year to take advantage of SEC rules that allow companies to furnish their proxy materials over the Internet. As a result, we are mailing to most of our stockholders an Important Notice Regarding the Availability of Proxy Materials ("Notice") instead of a paper copy of this proxy statement and our 2008 Annual Report on Form 10-K. The Notice contains instructions on how to access those documents over the Internet. The Notice also contains instructions on how to request a paper copy of our proxy materials, including this proxy statement, our 2008 Annual Report on Form 10-K and a form of proxy card. All stockholders who do not receive a Notice will receive a paper copy of the proxy materials by mail. We believe that this new process will allow us to provide our stockholders with the information they need in an efficient, cost-effective manner, while reducing the environmental impact of printing and distributing proxy materials.

I urge you to vote for your Board's nominees, the two plan restatements and the ratification of Ernst & Young LLP. Your vote is important. I hope you will be able to attend the annual meeting, but if you cannot, please vote your proxy as soon as you can.

Sincerely,

DOUGLAS L. FOSHEE
President and Chief Executive Officer

Houston, Texas
March 26, 2009

EL PASO CORPORATION
1001 Louisiana Street
Houston, Texas 77002

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS
May 6, 2009

On May 6, 2009, El Paso Corporation will hold its 2009 Annual Meeting of Stockholders at the Doubletree Hotel Houston Downtown, 400 Dallas Street, Houston, Texas 77002. The Annual Meeting will begin at 9:00 a.m. (local/Central time).

Only El Paso stockholders who owned shares of our common stock at the close of business on March 11, 2009, are entitled to notice of, and can vote at, this Annual Meeting or any adjournments or postponements that may take place. At the Annual Meeting, you will be asked to take action and consider proposals to:

1. Elect 11 directors, each to hold office for a term of one year;

2. Approve the El Paso Corporation 2005 Omnibus Incentive Compensation Plan, as amended and restated, to increase the number of shares available for issuance by 12.5 million;

3. Approve the El Paso Corporation Employee Stock Purchase Plan, as amended and restated, to extend the term of the plan until such time as no additional shares remain available for purchase; and

4. Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

These proposals are described in the attached proxy statement. We will also attend to any other business properly presented at the Annual Meeting. The Board of Directors is not aware of any other matters to be presented at the Annual Meeting.

By Order of the Board of Directors



Marguerite N. Woung-Chapman
Corporate Secretary

Houston, Texas
March 26, 2009

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 6, 2009

Our proxy statement for the 2009 Annual Meeting and our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 are available at *www.proxyvote.com*.

ATTENDING THE MEETING

If you plan to attend the Annual Meeting in person and are a stockholder of record, bring with you a form of government-issued personal identification to the Annual Meeting. If you own stock through a bank, broker or other nominee, you will need proof of ownership as of the record date to attend the Annual Meeting. If you are an authorized proxy holder, you must present the proper documentation. Please see page 4 for more information on what documents you will need for admission to the Annual Meeting. Registration will begin at 8:00 a.m. (local/Central time), and seating will be on a "first come first served" basis. No cameras, recording equipment or other electronic devices will be allowed in the meeting room. If you do not provide photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the Annual Meeting. In addition, please note parking is <u>not</u> provided for the Annual Meeting. There is parking generally available at the Doubletree Hotel Houston Downtown and at other public parking garages around the Doubletree Hotel Houston Downtown.

EL PASO CORPORATION

PROXY STATEMENT

TABLE OF CONTENTS

EL PASO CORPORATION
1001 Louisiana Street
Houston, Texas 77002

PROXY STATEMENT

2009 ANNUAL MEETING OF STOCKHOLDERS — May 6, 2009

Our Board of Directors is furnishing you with this proxy statement to solicit proxies on its behalf to be voted at the 2009 Annual Meeting of Stockholders of El Paso Corporation. The Annual Meeting will be held at the Doubletree Hotel Houston Downtown, 400 Dallas Street, Houston, Texas 77002, on Wednesday, May 6, 2009, at 9:00 a.m. (local/Central time). The proxies also may be voted at any adjournments or postponements of the Annual Meeting.

In accordance with the "Notice and Access" rules adopted by the U.S. Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials to our stockholders by providing access to such documents on the Internet. Accordingly, on or about March 26, 2009, an Important Notice Regarding the Availability of Proxy Materials ("Notice") will be mailed to our stockholders of record. Stockholders will have the ability to access the proxy materials on a website referred to in the Notice or request a printed set of the proxy materials be sent to them, by following the instructions on the Notice.

Unless stated otherwise or the context otherwise requires, all references in this proxy statement to "us," "we," "our," "company" or "El Paso" are to El Paso Corporation.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

1. Who may vote?

Stockholders holding shares of El Paso's common stock, par value $3.00 per share, as of the close of business on the record date, March 11, 2009, and present in person or represented by a properly executed proxy are entitled to vote at the Annual Meeting, or any adjournments or postponements of the Annual Meeting. You have one vote for each share of common stock held as of the record date, which may be voted on each proposal presented at the Annual Meeting.

2. What is the record date and what does it mean?

The record date for the Annual Meeting is March 11, 2009. The record date was established by the Board of Directors as required by our By-laws and Delaware law. Owners of record of El Paso's common stock at the close of business on the record date are entitled to:

- Receive notice of the Annual Meeting; and

- Vote at the Annual Meeting, and any adjournments or postponements of the Annual Meeting.

3. How many shares of El Paso common stock were outstanding on the record date?

There were 698,634,520 shares of common stock outstanding and entitled to vote at the Annual Meeting at the close of business on the record date. Common stock is the only class of stock entitled to vote.

4. Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set of proxy materials?

This year, in connection with SEC rules that allow companies to furnish their proxy materials over the Internet, we have sent to most of our stockholders an Important Notice Regarding the Availability of Proxy Materials instead of a paper copy of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. A stockholder's election to receive proxy materials by mail or e-mail will remain in effect until the stockholder terminates the election.

5. Why didn't I receive a Notice in the mail regarding the Internet availability of proxy materials?

We are providing stockholders who have previously requested to receive paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the costs incurred by us in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions provided in your Notice, or if you received a printed version of the proxy materials by mail, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card to vote using the Internet. When prompted, indicate that you agree to receive or access stockholder communications electronically in the future.

6. Can I vote my shares by filling out and returning the Notice?

No. The Notice will, however, provide instructions on how to vote by Internet, by requesting and returning a paper proxy card, or by submitting a ballot in person at the Annual Meeting.

7. How can I access the proxy materials over the Internet?

You can view the proxy materials for the Annual Meeting on the Internet at *www.proxyvote.com*. Please have your 12 digit control number available. Your 12 digit control number can be found on your Notice. If you received a paper copy of your proxy materials, your 12 digit control number can be found on your proxy card or voting instruction form.

Our proxy materials are also available on our website at *www.elpaso.com*.

8. What am I voting on?

You are voting on the following:

- the election of 11 directors;
- the approval of the El Paso Corporation 2005 Omnibus Incentive Compensation Plan, as amended and restated;
- the approval of the El Paso Corporation Employee Stock Purchase Plan, as amended and restated; and
- the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

9. How does the Board recommend that I vote?

The Board recommends that you vote:

- **FOR** each of the nominees for director;
- **FOR** the approval of the El Paso Corporation 2005 Omnibus Incentive Compensation Plan, as amended and restated;
- **FOR** the approval of the El Paso Corporation Employee Stock Purchase Plan, as amended and restated; and
- **FOR** the approval of the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

10. Why should I vote?

Your vote is very important regardless of the number of shares you hold. The Board strongly encourages you to exercise your right to vote as a stockholder of the company.

11. **How do I vote?**

You may vote by any of the following methods:

- *By Telephone or Internet* — If you have telephone or Internet access, you may submit your proxy vote by following the instructions provided in the Notice, or if you received a printed version of the proxy materials by mail, by following the instructions provided with your proxy materials and on your proxy card or voting instruction form.

- *By Mail* — You may submit your proxy vote by mail by signing a proxy card if your shares are registered or, for shares held beneficially in street name, by following the voting instructions included by your broker, trustee or nominee, and mailing it in the enclosed envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

- *In Person at the Annual Meeting* — If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote in person at the Annual Meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the Annual Meeting. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from your broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. See question 18, "Who can attend the Annual Meeting?" below for additional information.

12. **If I vote by telephone or Internet and received a proxy card in the mail, do I need to return my proxy card?**

No.

13. **Can I change my vote?**

If you are a stockholder of record, you may revoke your proxy at any time before the voting polls are closed at the Annual Meeting, by the following methods:

- voting at a later time by telephone or Internet;

- writing our Corporate Secretary, Marguerite N. Woung-Chapman, El Paso Corporation, P.O. Box 2511, Houston, Texas 77252-2511; or

- giving notice of revocation to the Inspector of Election at the Annual Meeting.

If you are a street name stockholder and you vote by proxy, you may later revoke your proxy by informing the holder of record in accordance with that entity's procedures.

14. **What happens if I do not specify a choice for a proposal when returning a proxy?**

You should specify your choice for each proposal on your proxy card or voting instruction form. Shares represented by proxies will be voted in accordance with the instructions given by the stockholders. If you are a registered stockholder and your proxy card is signed and returned without voting instructions, it will be voted according to the recommendation of the Board of Directors. If you are a beneficial stockholder and fail to provide voting instructions, your broker, bank or other holder of record is permitted to vote your shares on the election of directors and the ratification of Ernst & Young LLP as our independent registered public accounting firm. However, the record holder may not vote on the approval of our amended and restated 2005 Omnibus Incentive Compensation Plan or amended and restated Employee Stock Purchase Plan absent instructions from you. Without your voting instructions on these proposals, a "broker non-vote" will occur.

15. What happens if other matters come up at the Annual Meeting?

The matters described in the notice of Annual Meeting are the only matters we know of which will be voted on at the Annual Meeting. If other matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card or voting instruction form will vote your shares according to their best judgment.

16. Who will count the votes?

A representative of Broadridge, an independent tabulator appointed by the Board of Directors, will count the votes and act as the Inspector of Election. The Inspector of Election shall have the authority to receive, inspect, electronically tally and determine the validity of the proxies received.

17. What is a "quorum?"

A "quorum" is a majority of the aggregate voting power of the outstanding shares of common stock and is required to hold the Annual Meeting. A quorum is determined by counting shares of common stock present in person at the Annual Meeting or represented by proxy. If you submit a properly executed proxy, you will be considered part of the quorum even if you abstain from voting. Broker non-votes are treated as present for the purpose of determining a quorum.

18. Who can attend the Annual Meeting?

Admission to the Annual Meeting is limited to stockholders of El Paso, persons holding validly executed proxies from stockholders who held El Paso common stock on March 11, 2009, and invited guests of El Paso.

If you are a stockholder of El Paso, you must bring certain documents with you in order to be admitted to the Annual Meeting. The purpose of this requirement is to help us verify that you are actually a stockholder of El Paso. Please read the following rules carefully because they specify the documents that you must bring with you to the Annual Meeting in order to be admitted. The items that you must bring with you differ depending upon whether you are a record holder or hold your stock in "street name."

Proof of ownership of El Paso stock must be shown at the door. Failure to provide adequate proof that you were a stockholder on the record date may prevent you from being admitted to the Annual Meeting.

If you were a record holder of El Paso common stock on March 11, 2009, then you must bring a valid government-issued personal identification (such as a driver's license or passport).

If a broker, bank, trustee or other nominee was the record holder of your shares of El Paso common stock on March 11, 2009, then you must bring:

- Valid government-issued personal identification (such as a driver's license or passport), and

- Proof that you owned shares of El Paso common stock on March 11, 2009.

Examples of proof of ownership include the following: (1) a letter from your bank or broker stating that you owned El Paso common stock on March 11, 2009; (2) a brokerage account statement indicating that you owned El Paso common stock on March 11, 2009; or (3) the voting instruction form provided by your broker indicating that you owned El Paso common stock on March 11, 2009.

If you are a proxy holder for a stockholder of El Paso, then you must bring:

- The validly executed proxy naming you as the proxy holder, signed by a stockholder of El Paso who owned shares of El Paso common stock on March 11, 2009, and

- Valid government-issued personal identification (such as a driver's license or passport), and

- If the stockholder whose proxy you hold was not a record holder of El Paso common stock on March 11, 2009, proof of the stockholder's ownership of shares of El Paso common stock on March 11, 2009, in the form of a letter or statement from a bank, broker or other nominee indicating that the stockholder owned El Paso common stock on March 11, 2009.

You may not use cameras, recording equipment or other electronic devices during the Annual Meeting.

19. How many votes must each proposal receive to be adopted?

- With respect to the election of directors, our By-laws provide for the election of directors by the majority vote of stockholders in uncontested elections. This means the number of votes cast for a nominee's election must exceed the number of votes cast against such nominee's election in order for him or her to be elected to the Board of Directors.

- With respect to the approval of the amendment and restatement of our 2005 Omnibus Incentive Compensation Plan, in order to satisfy the listing standards of the New York Stock Exchange, or *NYSE*, the total vote cast with respect to the proposal concerning the omnibus plan must represent more than 50% of the total number of shares entitled to vote on the proposal, and the proposal must receive the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting.

- With respect to the approval of the amendment and restatement of our Employee Stock Purchase Plan, in order to satisfy the requirements of Section 423 of the Internal Revenue Code and our By-laws, the proposal must receive the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting.

- With respect to the ratification of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009, the proposal must receive the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting.

20. How are votes counted?

Votes are counted in accordance with our By-laws and Delaware law. A broker non-vote or abstention will not be counted in determining the election of directors. A broker non-vote or abstention will be counted towards a quorum and as represented at the meeting. Accordingly, a broker non-vote or abstention will have the same effect as a vote against each of the proposals other than the election of directors. Shares will not be voted at the Annual Meeting if a properly executed proxy card covering those shares has not been returned and the holder does not cast votes in respect of those shares in person at the Annual Meeting.

21. How can I view the stockholder list?

A complete list of the registered stockholders entitled to vote at the Annual Meeting will be available to view during the Annual Meeting. You may access this list at El Paso's offices at 1001 Louisiana Street, Houston, Texas 77002 during ordinary business hours for a period of ten days before the Annual Meeting.

22. Who pays for the proxy solicitation related to the Annual Meeting?

We do. In addition to sending you or making available to you these materials, some of our directors and officers as well as management and non-management employees may contact you by telephone, mail, e-mail or in person. You may also be solicited by means of press releases issued by El Paso, postings on our website, *www.elpaso.com,* and advertisements in periodicals. None of our officers or employees will receive any extra compensation for soliciting you. We have retained Georgeson Inc. to assist us in soliciting your proxy for an estimated fee of $17,500, plus reasonable out-of-pocket expenses. Georgeson will ask brokers and other custodians and nominees whether other persons are beneficial owners of El Paso common stock. If so, we will supply them with the Notice or proxy materials for distribution to the beneficial owners. We will also reimburse banks, nominees, fiduciaries, brokers and other custodians for their costs of sending the Notice or proxy materials to the beneficial owners of El Paso common stock.

23. If I want to submit a stockholder proposal for the 2010 Annual Meeting, when is it due?

If you want to submit a proposal for possible inclusion in next year's proxy statement, you must submit it *in writing* to the Corporate Secretary, El Paso Corporation, P.O. Box 2511, Houston, Texas 77252-2511, telephone (713) 420-4018 and facsimile (713) 420-4099. El Paso must receive your proposal on or before November 26, 2009. El Paso will consider only proposals meeting the requirements of the applicable rules of the SEC.

Additionally, under our By-laws, for a stockholder to bring any matter before the 2010 Annual Meeting that is not included in the 2010 Proxy Statement, the stockholder's written notice must be received not less than 90 days nor more than 120 days prior to the first anniversary of the 2009 Annual Meeting. Under this criterion, stockholders must provide us with a notice of a matter to be brought before the 2010 Annual Meeting during the period from January 6, 2010 to February 5, 2010.

If the 2010 Annual Meeting is held more than 30 days before or 60 days after May 6, 2010, for a stockholder seeking to bring any matter before the 2010 Annual Meeting, the stockholder's written notice must be received not less than 90 days nor more than 120 days before the date of the 2010 Annual Meeting or by the tenth day after we publicly announce the date of the 2010 Annual Meeting, if that would result in a later deadline.

24. How can I obtain a copy of the Annual Report on Form 10-K?

As set forth on the Notice, you may receive a hardcopy of proxy materials, including the Annual Report on Form 10-K, by following the directions set forth on the Notice. The Annual Report on Form 10-K is also available at on our website at *www.elpaso.com*.


CORPORATE GOVERNANCE


We are committed to maintaining the highest standards of corporate governance. We believe that strong corporate governance is critical to achieving our performance goals, and to maintaining the trust and confidence of investors, employees, suppliers, business partners, customers, regulatory agencies and other stakeholders.

Corporate Governance Guidelines. Our Corporate Governance Guidelines, together with the Board committee charters, provide the framework for the effective governance of El Paso. The Board of Directors has adopted our Corporate Governance Guidelines to address matters including qualifications for directors, standards for independence of directors, election of directors, responsibilities of directors, mandatory retirement for directors, limitation on serving on other boards/committees, the composition and responsibility of committees, conduct and minimum frequency of Board and committee meetings, management succession, director access to management and outside advisors, director compensation, stock ownership requirements, prohibition on hedging company stock, director orientation and continuing education, annual self-evaluation of the Board, its committees and directors and our policy on poison pills. The Board of Directors recognizes that effective corporate governance is an on-going process, and the Board, either directly or through the Governance & Nominating Committee, will review and revise as necessary our Corporate Governance Guidelines annually, or more frequently if deemed necessary. Our Corporate Governance Guidelines may be found on our website at *www.elpaso.com.*

Independence of Board Members. Our Corporate Governance Guidelines require that a majority of our Board of Directors meet the "independence" requirements of the NYSE listing requirements and at least 75 percent of our Board of Directors must not be from current management. The Board of Directors observes and complies with all criteria for independence established by the NYSE listing requirements and other governing laws and regulations. The Board of Directors makes its determination of the independence of its members based on categorical standards it has adopted to assist in its assessment of the independence of each director. The categorical standards adopted by the Board of Directors are consistent with the NYSE listing requirements and provide that a director, in order to be considered independent, must not have a direct or indirect material relationship with us or our management other than as a director. The standards of independence adopted by the Board are contained in our Corporate Governance Guidelines, which may be found on our website at *www.elpaso.com.*

The Board has affirmatively determined that each of our directors, with the exception of our President and Chief Executive Officer ("CEO") Douglas L. Foshee, meet the standards of independence adopted by the Board and are "independent." Among other things, the Board has reviewed all of the payments received by Mr. Kuehn during 2008 (as reflected in the Director Compensation table on page 66 of this proxy statement) and has determined that none of these payments affects his independence on the Board because the payments received by him related to either his service on the Board, or other benefits Mr. Kuehn is entitled to pursuant to his termination and consulting agreement that was entered into as part of the merger with Sonat Inc. in 1999 and which are not dependent upon his continued service on the Board. The Board also reviewed each director's commercial and charitable relationships and determined that, with the exception of Mr. Foshee's service as our President and CEO, none of these relationships affect the independence of the individual directors. Thus, 13 of our 14 current directors, and 10 of our 11 director nominees, are independent. Further, our Audit, Compensation, Governance & Nominating, Finance and Health, Safety & Environmental Committees are composed entirely of independent directors.

Audit Committee Financial Expert. The Audit Committee plays an important role in promoting effective accounting, financial reporting, risk management and compliance procedures and controls. All members of our Audit Committee meet the financial literacy standard required by the NYSE rules and at least one member qualifies as having accounting or related financial management expertise under the NYSE rules. In addition, the Board of Directors has affirmatively determined that Messrs. Hix (chairman of our Audit Committee), Goldman and Shapiro are "audit committee financial experts."

Chairman/Lead Director. Mr. Kuehn currently serves as the Chairman of our Board of Directors in a non-executive capacity. As the Chairman of the Board of Directors, Mr. Kuehn has a number of responsibilities, which include setting board meeting agendas in collaboration with the CEO, presiding at Board meetings, executive sessions and the annual stockholders' meeting, assigning tasks to the appropriate committees, and ensuring that information flows openly between management and the Board. However, on May 6, 2009, Mr. Kuehn will be retiring from our Board of Directors.

Mr. Kuehn served as the Lead Director of the Board from September 2002 to March 2003. In March 2003, Mr. Kuehn assumed the role of Chairman and interim CEO until Douglas L. Foshee joined El Paso as President, CEO and a director in September 2003. Mr. Foshee arrived at a seminal time in El Paso's history. An acrimonious proxy battle had only recently ended and Mr. Foshee was charged with leading an aggressive turnaround plan to reorganize the company around its two key businesses — pipelines and exploration and production — and return the company to growth and profitability. During that period of time to the present, Mr. Kuehn continued to serve as Chairman and Mr. Foshee was able to devote 100 percent of his time to achieving the turnaround.

Following our Annual Meeting on May 6, 2009, the Board intends to elect Mr. Foshee to succeed Mr. Kuehn as Chairman. Mr. Foshee will also continue to serve as our President and CEO. In determining that Mr. Foshee was the appropriate person to serve in the combined role of Chairman and CEO, the Board relied on several important measures. First, Mr. Foshee's leadership, integrity and vision have been instrumental in the successful execution of El Paso's turnaround and its continued strong performance, despite challenging economic conditions. Second, Mr. Foshee has the confidence of the Board, the company and its stockholders. Third, the Board's performance and El Paso's corporate governance have flourished since Mr. Foshee's arrival. Fourth and most importantly, the Board believes that Mr. Foshee has the ability to execute on both the company's short-term and long-term strategies necessary for the challenging marketplace in which the company competes.

While these measures were important, the Board would not have considered combining the roles of Chairman and CEO if it did not firmly believe that El Paso has in place sound counter-balancing mechanisms to ensure that the company maintains the highest standards of corporate governance and continued accountability of the CEO to the Board. These counter-balancing mechanisms include:

• A super-majority of independent directors on the Board, which super-majority will be maintained.

• The Board will designate an independent Lead Director, effective upon Mr. Foshee's election as Chairman, who will be directly available to address any stockholder inquiries. It is the Board's intent to designate J. Michael Talbert as Lead Director. Mr. Talbert has been a member of our Board since 2003 and until 2007, served as non-executive Chairman of the Board of Transocean Inc. Mr. Talbert has been a strong and influential addition to the Board and played an integral role in promoting robustness and confidence in the Board's execution of its responsibilities. As detailed below in how the roles will interact, Mr. Talbert's responsibilities as Lead Director and advisory role to Mr. Foshee will complement Mr. Foshee's role as Chairman and CEO while providing the necessary checks and balances to hold both the Board and the Chairman/CEO accountable in their respective roles.

• Each of the Board's standing committees, including the Audit, Compensation, Governance & Nominating, Finance and Health, Safety & Environmental Committees, are comprised of and chaired solely by non-employee directors who meet the independence requirements under the NYSE listing standards and other governing laws and regulations.

- Review and determination of Mr. Foshee's compensation and performance will remain within the purview of the Compensation Committee.

- The independent directors will continue to meet in regular executive sessions without management present to discuss the effectiveness of the company's management, the quality of the Board meetings and any other issues and concerns.

- The Board will provide continued oversight of succession planning.

As stated in our Corporate Governance Guidelines, the Board does not have a policy as to whether the role of the CEO and the Chairman should be separate, or whether the Chairman should be a management or non-management director. Thus, while the Board has determined that Mr. Foshee will serve in the combined role of Chairman and CEO, the Board has the right to separate those roles if in the future it determines that such a separation would be in the best interest of the company and its stockholders.

Below is a summary of the respective responsibilities of the Chairman/CEO and the Lead Director.

Chairman/CEO	Lead Director
• Calls meetings of the Board and the stockholders	• Calls meetings of the Board or executive sessions with the independent directors
• Chairs meetings of the Board and the annual meeting of stockholders	• Chairs meetings of the Board and the annual meeting of stockholders when the Chairman is unavailable • Chairs meetings of the Board when there is a potential conflict of interest with the Chairman on issues to be considered • Chairs executive sessions of the independent directors
• Establishes Board meeting schedules and agendas	• Coordinates with the Chairman to ensure that meeting schedules allow sufficient time for discussion of all agenda items and agendas cover all items necessary for the Board to discharge its responsibilities • Establishes agendas for executive sessions
• Ensures that information provided to the Board is sufficient for the Board to fulfill its primary responsibilities	• Provides input to the Chairman on the scope, quality, quantity and timeliness of the information provided to the Board
• Communicates with all directors on key issues and concerns outside of Board meetings	• Serves as a non-exclusive conduit to the Chairman of views and concerns of the independent directors
• With Lead Director, jointly recommends Committee Chair positions to full Board and the Governance Committee	• With Chairman, jointly recommends Committee Chair positions to full Board and the Governance Committee

Chairman/CEO	Lead Director
• In conjunction with the Governance & Nominating Committee, ensures that the Board is balanced in composition and structure and leads Board recruitment efforts	• Collaborates with the Chairman and the Governance Committee in monitoring the composition and structure of the Board and assists in Board recruitment efforts
• Oversees compliance with the Company's governance principles	• Collaborates with the Governance & Nominating Committee on questions of possible conflicts of interest or breaches of the Company's governance principles by other directors, including the Chairman
• Represents the Company to and interacts with external stakeholders and employees	• Is available for consultation and direct communication with stockholders and interested parties
• Leads the Board review of management succession and development plans	• Leads the executive sessions of the independent directors on management succession and development plans and provides feedback to the Chairman/CEO • Oversees the process of hiring or firing a CEO including any compensation arrangements • Recommends to the Board the retention of outside advisors who report directly to the Board • Participates with the Compensation Committee Chair in communicating performance feedback and compensation decisions to the CEO

Communications with Chairman/Lead Director. Interested parties may communicate directly with Mr. Kuehn, or following his retirement, with Mr. Talbert, by writing to Chairman/Lead Director of the Board, c/o Corporate Secretary, El Paso Corporation, P.O. Box 2511, Houston, Texas 77252-2511, facsimile (713) 420-4099.

Executive Sessions of the Board of Directors. The Board of Directors holds regular executive sessions in which non-management Board members meet without any members of management present. Currently, Mr. Kuehn presides over the executive sessions of the Board. Upon Mr. Kuehn's retirement in May 2009, the Lead Director will preside over the executive sessions. During 2008, non-management members of the Board met in executive session five times and several Committees of the Board met in executive session without members of management present. The purpose of these executive sessions is to promote open and candid discussion among the non-management directors.

Committees of the Board of Directors. The Board of Directors has adopted charters for the Audit Committee, the Compensation Committee and the Governance & Nominating Committee that comply with the corporate governance rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002 and the NYSE listing standards. The Audit Committee, the Compensation Committee, the Governance & Nominating Committee, the Finance Committee and the Health, Safety & Environmental Committee charters may be found on our website at *www.elpaso.com.*

Board/Committee/Director Evaluations. Each year the Board of Directors and each Board committee participates in a self-assessment or evaluation of the effectiveness of the Board and its committees. At least once every three years, the Board conducts an evaluation of each individual director. During 2008, each director participated in a self-assessment of the Board and its committees. The results of these assessments were compiled and presented to the Board and the respective committees for discussion and, if necessary, action.

Management Succession.   The Board periodically reviews with the CEO the management succession and development plan which includes the succession of the CEO in the event of an emergency or retirement, as well as the succession of other employees critical to our company's continued operations and success.

Director Education.   We encourage and facilitate director participation in seminars and conferences and other opportunities for continuing director education. All of our directors are required to attend, at least once every two years, a continuing educational program, seminar or conference designed for board members. In addition, each of our directors is a member of the National Association of Corporate Directors. Each of our directors has met the continuing director education requirements specified above.

Stock Ownership Requirements.   Our Board of Directors is committed to director and senior management stock ownership. Directors are required to own shares of our common stock with a value of five times the annual cash retainer paid to non-employee directors within a five-year time period following initial election to the Board. The Board also requires that our CEO own shares of our common stock with a value of at least five times his or her annual base salary, and that other executive officers own shares of our common stock with a value of at least two times their base salary within a five-year time period following initial election to that position. Each share of common stock owned by a director or executive officer is deemed to have a value equal to the greater of (i) the trading price of our common stock as of the date the applicable share was acquired by the director or executive officer or (ii) the trading price of the share of common stock as of the measurement date. Shares of restricted stock, deferred shares and shares in our retirement savings plan or other similar plans are counted towards meeting these requirements. Additionally, a director or executive officer is deemed to own shares of common stock with a value equal to the in-the-money value, if any, of any vested or unvested stock option, stock appreciation right, or similar equity-linked grant that is held by the director or executive officer on any given measurement date. Each of our executive officers and non-employee directors met the stock ownership requirements as of December 31, 2008.

Voting Standard to Elect Directors.   Our By-laws provide for the election of directors by the majority vote of stockholders in uncontested elections. This means the number of votes cast for a nominee's election must exceed the number of votes cast against such nominee's election in order for him or her to be elected to the Board of Directors. Our By-laws provide for the election of directors by the plurality of votes cast in contested elections. This means that in elections where the number of nominees exceeds the number of directors to be elected, the nominees who receive the highest number of votes will be elected to the Board of Directors. In addition, our Corporate Governance Guidelines provide that the Board will nominate for election or appoint to Board vacancies only candidates who irrevocably agree to resign if they fail to receive the required majority vote in uncontested elections. In the event a director fails to receive a majority of votes cast and the Board accepts the resignation tendered, then that director would cease to be a director of El Paso. In accordance with our Corporate Governance Guidelines, our By-laws require as a part of a stockholder's written notice in connection with the nomination of a director, a statement whether the nominated individual intends to tender an irrevocable resignation effective upon such person's failure to receive the required vote for re-election at the next meeting at which such person would face re-election. Each of our directors has submitted an irrevocable letter of resignation that becomes effective in the event he or she does not receive a majority of votes cast for his or her election.

Policy on Poison Pill Plans.   Our Corporate Governance Guidelines include a policy on poison pills, or stockholder rights plans. We do not currently have in place a stockholders rights plan, and the Board currently has no plans to adopt such a plan. However, if the Board is presented with a set of facts and circumstances which leads it to conclude that adopting a stockholder rights plan would be in the best interests of stockholders, the Board will seek prior stockholder approval unless the Board, in exercising its fiduciary responsibilities under the circumstances, determines by vote of a majority of the independent directors that such submission would not be in the best interests of our stockholders in the circumstances. If the Board were ever to adopt a stockholder rights plan without prior stockholder approval, the Board would present such plan to the stockholders for ratification within one year or cause it to expire within one year, without being renewed or replaced. Further, if the Board adopts a stockholder rights plan and our stockholders do not approve such plan, it will terminate.

Code of Ethics.   We have adopted a code of ethics, referred to as our "Code of Business Conduct," that applies to all of our directors and employees, including our CEO, Chief Financial Officer ("CFO") and senior financial and accounting officers. Our Code of Business Conduct is a value-based code that is built on our five core values:

stewardship, integrity, safety, accountability and excellence. In addition to other matters, our Code of Business Conduct establishes policies to deter wrongdoing and to promote honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest, compliance with applicable laws, rules and regulations, full, fair, accurate, timely and understandable disclosure in public communications and prompt internal reporting of violations of our Code of Business Conduct. We also have an Ethics & Compliance Office and Ethics & Compliance Committee, which is composed of members of senior management, that administers our ethics and compliance program and reports to the Audit Committee of our Board of Directors. A copy of our Code of Business Conduct is available on our website at *www.elpaso.com*. We will post on our internet website all waivers to or amendments of our Code of Business Conduct, which are required to be disclosed by applicable law and the NYSE listing standards. Currently, we do not have nor do we anticipate any waivers of or amendments to our Code of Business Conduct. We believe our Code of Business Conduct exceeds the requirements set forth in the applicable SEC regulations and the corporate governance rules of the NYSE.

Transactions with Related Persons. Our Board has adopted a written related person transactions policy. The policy defines a related person transaction as one in which El Paso is a participant, the amount involved equals or exceeds $120,000, and a related person has a direct or indirect material interest. The policy defines a related person as any executive officer, director or director nominee, person known to be the beneficial owner of 5 percent or more of El Paso's voting securities, immediate family member of any of the foregoing persons, or firm or corporation in which any of the foregoing persons is employed as an officer, a partner or greater than 10 percent owner.

The policy includes procedures to review and approve, as necessary, any related person transactions prior to the transaction being entered into, or ratify any related person transactions that have not been previously approved. Other than certain pre-approved transactions specifically set forth in the policy, any related person transaction involving executive officers or their immediate family members other than the CEO or the general counsel are referred to the CEO and general counsel for approval. If the CEO and the general counsel cannot agree on the approval or non-approval of the related person transaction, the transaction will be referred to the Governance & Nominating Committee for approval. Any related person transaction involving the general counsel and his or her immediate family members will be referred to the CEO for approval. Any related person transaction involving 5 percent stockholders, directors, director nominees or the CEO and their immediate family members will be referred to the Governance & Nominating Committee for approval. All determinations made by the CEO and the general counsel are reported to the Governance & Nominating Committee at its next regularly scheduled meeting.

In determining whether to approve a related person transaction, the CEO, general counsel or Governance & Nominating Committee will consider whether:

- the terms of the transaction are fair to El Paso and would be on the same basis if the transaction did not involve a related person,

- there are business reasons to enter into the transaction,

- the transaction would impair the independence of an outside director,

- the transaction would present an improper conflict of interest for any director or executive officer, and

- the transaction is material.

The policy for approval of related person transactions can be found on our website at *www.elpaso.com*.

During 2008, we did not enter into, and we do not currently propose entering into, any transactions with related persons required to be disclosed under SEC regulations.

Special Stockholder Meetings. Our By-laws permit stockholders who own at least 25 percent of our outstanding shares to call a special meeting of stockholders.

Web Access. We provide access through our website to current information relating to corporate governance, including a copy of each of the Board's standing committee charters, our Corporate Governance Guidelines, our Code of Business Conduct, our Restated Certificate of Incorporation and By-laws, our policy for approval of related person transactions, biographical information concerning each director, and other matters regarding our corporate governance principles. We also provide access through our website to all filings submitted by El Paso to the SEC.

Our website is *www.elpaso.com,* and access to this information is free of any charge to the user (except for any internet provider or telephone charges). Copies will also be provided to any person upon request. Such requests should be in writing, addressed to El Paso Corporation, c/o Ms. Marguerite Woung-Chapman, Corporate Secretary, P.O. Box 2511, Houston, TX 77252. Information contained on our website is not part of this proxy statement.

Process for Communication with the Board. Our Board has established a process for interested parties to communicate with the Board. Such communications should be in writing, addressed to the Board or an individual director, c/o Ms. Marguerite N. Woung-Chapman, Corporate Secretary, El Paso Corporation, P.O. Box 2511, Houston, Texas 77252-2511. The Corporate Secretary will forward all communications to the addressee.

Director Attendance at Annual Meeting. The Board encourages all director nominees standing for election to attend the Annual Meeting in accordance with our Corporate Governance Guidelines. All incumbent directors who were elected at our 2008 Annual Meeting attended our 2008 Annual Meeting of Stockholders.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND COMMITTEES

The Board of Directors held nine meetings during 2008. Each director, with the exception of Mr. Vagt, attended at least 75 percent of his or her board and committee meetings. Mr. Vagt was unable to attend certain board and committee meetings due to scheduling conflicts associated with his appointment as President of The Heinz Endowments in January 2008, which appointment occurred after our 2008 board meeting dates had been selected. Prior to 2008, Mr. Vagt attended 52 of 54 of his board and committee meetings since his appointment to our Board in 2005. Scheduling conflicts with respect to his responsibilities as President of The Heinz Endowments are not expected to occur in 2009.

The Board of Directors has established five standing committees to assist the Board in carrying out its duties: the Audit Committee, the Compensation Committee, the Governance & Nominating Committee, the Finance Committee and the Health, Safety & Environmental Committee. We describe the committees, their membership during 2008 and their principal responsibilities below.

Audit	Compensation	Governance & Nominating	Finance	Health, Safety & Environmental
Thomas R. Hix (Chairman)	Steven J. Shapiro (Chairman)	Anthony W. Hall, Jr. (Chairman)	Robert W. Goldman (Chairman)	John Whitmire (Chairman)
Juan Carlos Braniff	James L. Dunlap	James L. Dunlap	Juan Carlos Braniff	Anthony W. Hall, Jr.
Robert W. Goldman	William H. Joyce	Robert F. Vagt	Thomas R. Hix	William H. Joyce
Steven J. Shapiro	Ferrell P. McClean	Joe B. Wyatt	Ferrell P. McClean	J. Michael Talbert
John Whitmire	J. Michael Talbert		Robert F. Vagt	
	Joe B. Wyatt			

Audit Committee

The Audit Committee held nine meetings during 2008. The Audit Committee currently consists of five non-employee directors, each of whom the Board has determined is "independent" as such term is defined in Section 10A of the Exchange Act, the SEC rules thereunder, the NYSE listing standards and our Corporate Governance Guidelines. The Board of Directors has determined that each member of the Audit Committee possesses the necessary level of financial literacy required to enable him or her to serve effectively as an Audit Committee member. No Audit Committee member serves on more than three audit committees of public companies, including our Audit Committee. We maintain an Internal Audit Department to provide management and the Audit Committee with ongoing assessments of our risk management processes and system of internal controls. In addition, we maintain a Financial Controls Group to manage our internal control over financial reporting compliance activities. The Audit Committee's duties, which are discussed in detail in its charter, include, among other duties:

• Assisting the Board of Directors in fulfilling its responsibilities with respect to the oversight of:

  - the integrity of our financial statements;

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- our disclosure controls and procedures and internal control over financial reporting;

- the evaluation and retention, including a review of the qualifications, independence and performance, of independent auditors and any independent petroleum reserves engineer;

- the performance of our internal audit and ethics and compliance functions;

- our compliance with legal and regulatory requirements and our Code of Business Conduct; and

- our risk management policies and procedures.

• The appointment, compensation, retention, oversight and dismissal of our independent auditor or any other accounting firm engaged for the purpose of preparing or issuing an audit report or related work, or performing other audit, review or attestation services.

• The pre-approval of all auditing services and fees and, for our principal auditor, allowable non-audit (including tax) services and fees provided to us.

• The resolution of any disagreement between management and our independent auditor regarding financial reporting or audit matters.

• The appointment, compensation, retention, oversight and dismissal of any independent petroleum reserves engineer engaged for the purpose of reviewing, preparing or auditing an estimate of our natural gas and oil reserves.

• The review of procedures for the receipt, retention and treatment of complaints received by us regarding any accounting, internal accounting controls or auditing matters.

Our principal independent auditor, Ernst & Young LLP, reports directly to the Audit Committee. In addition, the Audit Committee provides an open avenue of communication between the internal auditors, the independent auditor and the Board. Interested parties may contact the Audit Committee members by following the process outlined in the Corporate Governance section of this proxy statement.

The Audit Committee Charter can be found on our website at *www.elpaso.com.*

Policy for Approval of Audit and Non-Audit Fees

During 2008, the Audit Committee approved all the types of audit and permitted non-audit services which our independent auditors were to perform during the year, as required under applicable law, and the cap on fees for each of these categories. The Audit Committee's current practice is to consider for pre-approval annually all categories of audit and permitted non-audit services proposed to be provided by our independent auditors for a fiscal year. Pre-approval of tax services requires that the principal independent auditor provide the Audit Committee with written documentation of the scope and fee structure of the proposed tax services and discuss with the Audit Committee the potential effects, if any, of providing such services on the independent auditor's independence. The Audit Committee will also consider for pre-approval annually the maximum amount of fees and the manner in which the fees are determined for each type of pre-approved audit and non-audit services proposed to be provided by our independent auditors for the fiscal year. The Audit Committee must separately pre-approve any service that is not included in the approved list of services or any proposed services exceeding pre-approved cost levels. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee for services that need to be addressed between Audit Committee meetings. The Audit Committee is then informed of these pre-approval decisions, if any, at the next meeting of the Audit Committee. See "Principal Accountant Fees and Services" on page 80 of this proxy statement for the aggregate fees paid to Ernst & Young LLP for the years ended December 31, 2008 and 2007.

Compensation Committee

The Compensation Committee held four meetings during 2008. The Compensation Committee currently consists of six non-employee directors, each of whom the Board has determined is "independent" under (a) the NYSE listing standards, (b) the non-employee director standards of Rule 16b-3 of the Exchange Act, (c) the outside director requirements of Section 162(m) of the Internal Revenue Code (the "Code") and (d) our Corporate Governance Guidelines.

The Compensation Committee's functions, which are discussed in detail in its charter, include, among other functions, responsibility to:

- Review and approve annually the individual elements of total compensation for the CEO, review and approve the corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and determine and approve the CEO's compensation level based on this evaluation.

- Review and approve annually the individual elements of total compensation for all executive officers, which includes all officers who are subject to Section 16(a) of the Exchange Act.

- Review appropriate criteria for establishing performance targets and determining annual corporate and executive performance ratings.

- Ensure that our executive long-term and short-term incentive compensation programs are administered in accordance with our stated compensation objectives and make recommendations with respect to such programs, where appropriate, for full Board approval.

- Review our employee benefit and compensation programs (including all new equity-based compensation programs) and consider management recommendations subject, where appropriate, to stockholder or full Board approval.

- Review and approve goals and objectives relevant to director compensation, including annual retainer and meeting fees, and terms and awards of equity compensation, and recommend changes, where appropriate, for full Board approval.

- Select, retain, evaluate, and, where appropriate, replace the independent executive compensation consulting firm, and review all related fees.

The Compensation Committee Charter can be found on our website at *www.elpaso.com.*

At the beginning of each calendar year, the Compensation Committee approves our corporate and business unit financial and non-financial performance goals. The Compensation Committee also establishes the annual base salaries and minimum, target, and maximum annual cash incentive bonus levels for each of the executive officers. After the financial and non-financial results are available for the year, the Compensation Committee determines the appropriate achievement level of the performance goals for purposes of determining annual cash incentive bonuses and long-term incentive award grants. The Compensation Committee also takes into account the executives' individual performances to determine the amount of each executive's annual cash incentive bonus and the value of his or her long-term incentive awards. The Compensation Committee also considers recommendations from our CEO regarding the compensation levels for those executives reporting directly to him. During the year, the Compensation Committee generally meets at least four times and reviews, among other things, our compensation programs and recommended changes, our peer group, proxy and survey benchmarking data, internal pay disparity trends, wealth accumulation, total compensation profiles for our CEO and other executive officers, CEO accountabilities and the general compensation landscape.

See the Compensation Discussion and Analysis beginning on page 31 of this proxy statement for a further discussion of our procedures for determining and establishing executive compensation, including the Compensation Committee's engagement of an independent executive compensation consultant, and the role of management in determining executive compensation.

Compensation Committee Interlocks and Insider Participation

During 2008, the following independent directors served on our Compensation Committee: Messrs. Dunlap, Joyce, Shapiro, Talbert and Wyatt and Ms. McClean. The Compensation Committee has neither interlocks nor insider participation.

Governance & Nominating Committee

The Governance & Nominating Committee met five times during 2008. The Governance & Nominating Committee currently consists of four non-employee directors, each of whom the Board has determined is "independent" as such term is defined in the NYSE listing standards and our Corporate Governance Guidelines. The Board has delegated to the Governance & Nominating Committee its oversight responsibilities relating to corporate governance and the establishment of criteria for Board selection (including an initial determination regarding director independence).

The Governance & Nominating Committee's functions, which are discussed in detail in its charter, include, among other functions, responsibility to:

- Develop and recommend to the Board corporate governance principles and review and make recommendations regarding the Corporate Governance Guidelines.

- Identify and review the qualifications of candidates for Board membership, screen possible candidates for Board membership and communicate with members of the Board regarding Board meeting format and procedures.

- Determine desired qualifications, expertise and characteristics and, to the extent the Governance & Nominating Committee deems necessary, conduct searches for potential candidates for Board membership with such attributes.

- Ensure that we have an appropriate policy on potential conflicts of interest, including, but not limited to, the policies on (1) related person transactions (including any dealings with directors, officers or employees), and (2) such other transactions that could have the appearance of a potential conflict of interest.

- Monitor and report to the Board whether there is any current relationship between any director and El Paso that may adversely affect the independent judgment of the director.

- Oversee the process of annual performance evaluations for the Board, each committee and directors.

- Act as a nominating committee and consider any nominations properly submitted by the stockholders to the Corporate Secretary in accordance with our Corporate Governance Guidelines, our By-laws and the process set forth in this proxy statement.

- Review and make recommendations to the Board of Directors as to the chairpersons and members of each committee of the Board (other than the Governance & Nominating Committee).

The Governance & Nominating Committee Charter can be found on our website at *www.elpaso.com*.

Director Nomination Process

The Governance & Nominating Committee will review any nominations from stockholders, other Board members, third party search firms, executives and other such persons. At a minimum, we believe our directors, whether nominated by stockholders or by the Board, should possess the education, experience and skills necessary to assist and provide oversight to our management in the operation of our businesses, as set forth in our Corporate Governance Guidelines. Among other matters, the Board considers education; business, governmental and civic experience; leadership; diversity; communication, interpersonal and other required skills; independence; and other matters relevant to the Board's objectives. We have a comprehensive process in place to identify and evaluate candidates to be nominated for director. The Governance & Nominating Committee identifies the needs of the Board by asking each director to identify particular skills that will strengthen the Board, and that are in conformity with the goals identified in our Corporate Governance Guidelines. A third party search firm is then retained to help identify, assess qualifications and screen specific candidates. The Governance & Nominating Committee reviews the qualifications of the candidates presented and interviews the most qualified. The Governance & Nominating Committee recommends potential nominees to the full Board, which interviews the candidates and then makes nominations for election at the Annual Meeting. Each director nominee who appears on the ballot has been recommended by the Governance & Nominating Committee to the full Board.

Stockholders seeking to nominate persons for election as directors at the 2010 Annual Meeting must submit, *in writing,* a timely notice complying with our By-laws to Ms. Marguerite N. Woung-Chapman, Corporate Secretary, El Paso Corporation, P.O. Box 2511, Houston, Texas 77252-2511, telephone (713) 420-4018 and facsimile (713) 420-4099. To be timely for a stockholder seeking to bring any matter before the 2010 Annual Meeting, the stockholder's written notice must be received not less than 90 days nor more than 120 days prior to the first anniversary of the 2009 Annual Meeting. Under these criteria, stockholders must provide us with notice of nominations sought to be made at the 2010 Annual Meeting during the period from January 6, 2010 to February 5, 2010.

If the 2010 Annual Meeting is held more than 30 days before or 60 days after May 6, 2010, for a stockholder seeking to bring any matter before the 2010 Annual Meeting, the stockholder's written notice must be received not less than 90 days nor more than 120 days before the date of the 2010 Annual Meeting or by the tenth day after we publicly announce the date of the 2010 Annual Meeting, if that would result in a later deadline.

Finance Committee

The Finance Committee met five times during 2008. The Finance Committee currently consists of five non-employee directors, each of whom the Board has determined is "independent" under the NYSE listing standards and in accordance with our Corporate Governance Guidelines. The Finance Committee assists the Board in fulfilling its oversight responsibilities by reviewing and recommending appropriate action with respect to our capital structure, source of funds, payment of dividends, liquidity and financial position.

The Finance Committee's functions, which are discussed in detail in its charter, include, among other functions, responsibility to:

- Review and recommend to the Board our long-range financial plan, including the amount and allocation of capital spending and financing thereof.

- Review and approve capital projects in excess of $25 million and up to $75 million.

- Recommend to the Board financial policies that maintain or improve our financial strength.

- Develop and recommend dividend policies and recommend to the Board specific dividend payments.

- Review terms and conditions of financing plans, including the issuance of securities, corporate borrowings, off-balance sheet structures and investments, and make recommendations to the Board regarding such financings.

- Review and make recommendations regarding our interest rate, foreign currency, commodity and other financial liquidity risk management policies, strategies and positions.

The Finance Committee Charter can be found on our website at *www.elpaso.com*.

Health, Safety & Environmental Committee

The Health, Safety & Environmental Committee met four times during 2008. The Health, Safety & Environmental Committee currently consists of four non-employee directors, each of whom the Board has determined is "independent" under the NYSE listing standards and our Corporate Governance Guidelines. The Health, Safety & Environmental Committee assists the Board in fulfilling its oversight responsibilities with respect to the Board's and our continuing commitment to improving the environment, ensuring the safety of our employees and ensuring that our businesses and facilities are operated and maintained in a safe and environmentally sound manner.

The Health, Safety & Environmental Committee's functions, which are discussed in detail in its charter, include, among other functions, responsibility to:

- Review and provide oversight with regard to our policies, standards, accountabilities and programs relative to health, safety and environmental-related matters, including our pipeline integrity program and our greenhouse gas emissions inventory and reduction program.

- Advise the Board and make recommendations for the Board's consideration regarding health, safety and environmental-related issues.

- Review and provide oversight with respect to our safety and readiness to respond to crisis situations.

The Health, Safety & Environmental Committee Charter can be found on our website at *www.elpaso.com.*

AUDIT COMMITTEE REPORT

Each member of the Audit Committee is "independent," as that term is defined under Section 10A of the Exchange Act, the SEC rules, the NYSE listing standards and our Corporate Governance Guidelines. Each member of the Audit Committee is also financially literate, as that qualification is interpreted by our Board of Directors in its business judgment. Further, each of Messrs. Goldman, Hix and Shapiro qualifies and is designated as an "audit committee financial expert," serving on the Audit Committee as such term is defined in rules adopted by the SEC and interpreted by our Board. The Audit Committee currently consists of five members: Messrs. Braniff, Goldman, Hix, Shapiro and Whitmire. During 2008, the Audit Committee met nine times and discussed, among other things, the financial information contained in each quarterly earnings announcement and the Form 10-K and Forms 10-Q with management, our internal auditors and our independent auditor prior to release.

Policies and Mission

As a Committee, our primary purpose is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

- the integrity of El Paso's financial statements;

- El Paso's disclosure controls and procedures and internal control over financial reporting;

- the evaluation and retention of El Paso's independent auditors and any third party petroleum reserves engineer (including a review of their qualifications, independence, performance and procedures utilized in their reserve estimation process);

- the performance of El Paso's internal audit and ethics and compliance functions;

- El Paso's compliance with legal and regulatory requirements and its Code of Business Conduct; and

- El Paso's risk management policies and procedures.

We have prepared this audit committee report as required by the SEC. As part of completing this report, we conduct a number of activities. We engage in an annual self evaluation to determine our effectiveness as a Committee. We review annually with the head of El Paso's internal audit function the scope of internal audit activities, the results of audits that have been performed, the adequacy of internal audit staffing, its annual budget and the internal audit department charter. We are directly responsible for the appointment, compensation, retention, oversight and dismissal of independent auditors engaged by El Paso for the purpose of preparing or issuing an audit report or related work, and the independent auditors report directly to us. We obtain and review annually a report by our principal independent auditor describing, among other matters, the independent auditor's internal quality control procedures and all relationships between the independent auditor and El Paso. We review with El Paso's Controller and the independent auditor all critical accounting policies and practices, significant changes in El Paso's selection and application of accounting principles, judgments made in connection with the preparation of the financial statements and other significant financial reporting issues. We meet at least on a quarterly basis with the head of El Paso's internal audit function, the independent auditor and management to discuss the effectiveness of disclosure controls and procedures, and any changes in El Paso's internal control over financial reporting that occurred during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. We also discuss the effectiveness of internal control over financial reporting and management's assessment of its effectiveness. We review the procedures for the receipt, retention and treatment of complaints received by El Paso regarding any accounting, internal controls or auditing matters. We review El Paso's risk assessment and risk management guidelines and policies, including El Paso's significant risk exposures and steps taken by management to monitor and control these exposures. All audit services and permitted non-audit services provided to El Paso by its independent auditors are pre-approved by us in accordance with our pre-approval policy and applicable law. These responsibilities do not preclude us from obtaining the input of management, but these responsibilities may not be delegated to management.

Consistent with our policies and mission stated above, we have adopted a charter which may be found on El Paso's website at *www.elpaso.com.*

Audit Committee Statement

We have reviewed and discussed the audited financial statements with El Paso management; discussed the effectiveness of disclosure controls and procedures and internal control over financial reporting with El Paso management; discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as modified or supplemented; received written disclosures and the letter from El Paso's independent registered public accounting firm as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with us concerning independence, and have discussed with our independent registered public accounting firm their independence, as well as their internal quality control procedures; and based on the review and discussions described in this paragraph, recommended to the Board of Directors that the audited financial statements be included in El Paso's Annual Report on Form 10-K for the 2008 fiscal year for filing with the SEC.

El Paso's management is responsible for El Paso's financial reporting process, internal audit process, the effectiveness of disclosure controls and procedures and internal control over financial reporting, and the preparation of El Paso's financial statements. El Paso's independent registered public accounting firm is responsible for auditing those financial statements and the effectiveness of internal control over financial reporting. We monitor and review these processes but do not conduct auditing or accounting reviews or procedures. We meet with management and the independent registered public accounting firm to discuss the financial statements, and rely on El Paso's management's representation that the financial statements have been prepared in conformity with U.S. generally accepted accounting principles, and on the representations of El Paso's independent registered public accounting firm included in their report on El Paso's financial statements.

Current Members of the Audit Committee of the Board of Directors

Thomas R. Hix	Juan Carlos Braniff	Robert W. Goldman	Steven J. Shapiro	John Whitmire
(Chairman)	(Member)	(Member)	(Member)	(Member)

PROPOSAL NO. 1 — Election of Directors

The Board.   You will have the opportunity to elect our entire Board of Directors, consisting of 11 members, at the Annual Meeting. Messrs. Joyce, Kuehn and Wyatt are not standing for re-election and will be retiring from the Board as of the close of the Annual Meeting. All of our other incumbent directors are standing for re-election. All directors are elected annually and serve a one-year term or until his or her successor has been duly elected and shall qualify.

Nominations.   At the Annual Meeting, we will nominate the 11 persons named in this proxy statement as directors.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES NAMED BELOW.

General Information about the Nominees for Election, as of March 11, 2009.   Each of the following nominees has agreed to be named in this proxy statement and to serve as a director if elected.



Juan Carlos Braniff	**Director since 1997**

Age — 51

Member — Audit Committee
Member — Finance Committee

Mr. Braniff has served as a director since 1997. Mr. Braniff has been Chairman of Capital I Ltd. Partners and a partner in Alpha Patrimonial S.A. de C.V. in Mexico City since August 2005. Mr. Braniff was a business consultant from January 2004 to August 2005. Mr. Braniff served Grupo Financíero BBVA Bancomer as Vice Chairman from October 1999 to January 2004, as Deputy Chief Executive Officer of Retail Banking from September 1994 to October 1999 and as Executive Vice President of Capital Investments, Mortgage Banking and Tourism from December 1991 to September 1994. Mr. Braniff is currently a member of the board of directors of Ixe Grupo Financiero S.A. de C.V.



James L. Dunlap	**Director since 2003**

Age — 71

Member — Compensation Committee
Member — Governance & Nominating Committee

Mr. Dunlap has served as a director since 2003. Mr. Dunlap has primarily been engaged in business consulting since 1999. Mr. Dunlap previously served as Vice Chairman, President and Chief Operating Officer of Ocean Energy/ United Meridian Corporation from 1996 to 1999. For 33 years prior to that date, Mr. Dunlap served Texaco, Inc. in various positions, including Senior Vice President, President of Texaco USA, President and Chief Executive Officer of Texaco Canada Inc. and Vice Chairman of Texaco Ltd., London. Mr. Dunlap is currently a member of the Advisory Council of the Nantucket Conservation Foundation, a trustee of the Culver Educational Foundation and a trustee of the Woods Hole Oceanographic Institution.



Douglas L. Foshee   **Director since 2003**
Age — 49

President and Chief Executive Officer,
El Paso Corporation

Mr. Foshee has been President, Chief Executive Officer and a director of El Paso since September 2003. Prior to joining El Paso, Mr. Foshee served as Executive Vice President and Chief Operating Officer of Halliburton Company having joined that company in 2001 as Executive Vice President and Chief Financial Officer. Prior to assuming his position at Halliburton, Mr. Foshee served as President, Chief Executive Officer and Chairman of the Board of Nuevo Energy Company and Chief Executive Officer and Chief Operating Officer of Torch Energy Advisors, Inc. Mr. Foshee presently serves as a director of Cameron International Corporation and is a trustee of AIG Credit Facility Trust. Mr. Foshee serves as Chairman of the Federal Reserve Bank of Dallas, Houston Branch. Mr. Foshee also serves on the Board of Trustees of Rice University and serves as a member of the Council of Overseers for the Jesse H. Jones Graduate School of Management. He is a member of the Greater Houston Partnership Board and Executive Committee and other civic and community organizations. Mr. Foshee also serves on the board of directors of El Paso Pipeline GP Company, L.L.C.



Robert W. Goldman   **Director since 2003**
Age — 66

Chairman — Finance Committee
Member — Audit Committee

Mr. Goldman has served as a director since 2003. Mr. Goldman's primary occupation has been as a financial consultant since October 2002. Prior to that, Mr. Goldman served as Senior Vice President, Finance and Chief Financial Officer of Conoco, Inc. from 1998 to 2002 and Vice President, Finance from 1991 to 1998. For more than five years prior to that date, Mr. Goldman held various executive positions with Conoco, Inc. and E.I. Du Pont de Nemours & Co., Inc. From 2002 until July, 2008, Mr. Goldman served as the elected Vice President, Finance of the World Petroleum Council. He is a member of the Financial Executives Institute and the Outside Advisory Council of Global Infrastructure Partners. Mr. Goldman serves on the board of directors of McDermott International, Inc., Parker Drilling Company and Tesoro Corporation. Mr. Goldman also serves on the board of trustees of Kenyon College, Gambier, Ohio.



Anthony W. Hall, Jr.   **Director since 2001**
Age — 64

Chairman — Governance & Nominating Committee
Member — Health, Safety & Environmental Committee

Mr. Hall has served as a director since 2001. Mr. Hall has been Chief Administrative Officer of the City of Houston since January 2004. Mr. Hall served as the City Attorney for the City of Houston from March 1998 to January 2004. Mr. Hall served as a director of The Coastal Corporation from August 1999 to January 2001. Prior to March 1998, Mr. Hall was a partner in the Houston law firm of Jackson Walker, LLP. Mr. Hall is a director of Houston Endowment Inc. and Chairman of the Boulé Foundation.



Thomas R. Hix   **Director since 2004**
Age — 61

Chairman — Audit Committee
Member — Finance Committee

Mr. Hix has served as a director since 2004. Mr. Hix has been a business consultant since January 2003. He served as Senior Vice President of Finance and Chief Financial Officer of Cooper Cameron Corporation from January 1995 to January 2003. From September 1993 to April 1995, Mr. Hix served as Senior Vice President of Finance, Treasurer and Chief Financial Officer of The Western Company of North America. Mr. Hix is a member of the board of directors of Health Care Service Corporation.



Ferrell P. McClean   **Director since 2006**
Age — 62

Member — Compensation Committee
Member — Finance Committee

Ms. McClean has served as a director since 2006. Ms. McClean has been a business consultant since 2002. Ms. McClean served as Managing Director and Senior Advisor of J.P. Morgan Chase & Co.'s energy/power investment banking group from 2000 to 2002. From 1991 until 2000, Ms. McClean served as Managing Director and headed the investment banking and global energy group at J.P.Morgan & Co. Prior to 1991, Ms. McClean held various positions with J.P. Morgan & Co. Ms. McClean served as a member of the board of directors of Unocal Corporation and is currently on the board of directors of GrafTech International Ltd. (formerly UCAR International, Inc.).



Steven J. Shapiro   **Director since 2006**
Age — 57

Chairman — Compensation Committee
Member — Audit Committee

Mr. Shapiro has served as a director since 2006. From October 2000 to April 2006, Mr. Shapiro served as Executive Vice President and Chief Financial Officer of Burlington Resources Inc. During his five-year tenure at Burlington Resources, Mr. Shapiro served as a member of the board of directors and the office of the chairman. Before that, he served as Senior Vice President, Chief Financial Officer and Director at Vastar Resources, Inc. and spent 16 years in various roles of increasing responsibility with Atlantic Richfield Company (ARCO). Mr. Shapiro recently served as Chairman of the Executive Committee of the American Petroleum Institute's General Committee on Finance and is a trustee of the Houston Museum of Natural Science. Mr. Shapiro is a member of the board of directors of Barrick Gold Corporation.



J. Michael Talbert   **Director since 2003**
Age — 62

Member — Compensation Committee
Member — Health, Safety & Environmental Committee

Mr. Talbert has served as a director since 2003. Mr. Talbert served as Executive Chairman of the Board of Transocean Inc. from October 2002 to October 2004 and as non-executive Chairman from October 2004 to November 2007. Previously, Mr. Talbert served as Chief Executive Officer of Transocean, Inc. and its predecessor companies from August 1994 until October 2002, Chairman of the Board from August 1994 until September 1999, and as President from December 1999 until December 2001. Mr. Talbert served as Chairman of the Board of The Offshore Drilling Company (TODCO) from February 2004 to October 2005. He served as President and Chief Executive Officer of Lone Star Gas Company from 1990 to 1994. Mr. Talbert served as President of Texas Oil & Gas Company from 1987 to 1990, and served in various positions at Shell Oil Company from 1970 to 1982. Mr. Talbert is a past Chairman of the National Ocean Industries Association and a member of the University of Akron's College of Engineering Advancement Council. Mr. Talbert is a member of the board of directors of Transocean Inc.



Robert F. Vagt   **Director since 2005**
Age — 62

Member — Finance Committee
Member — Governance & Nominating Committee

Mr. Vagt has served as a director since 2005. Mr. Vagt has served as President of The Heinz Endowments since January 2008. Prior to that time, he served as President of Davidson College from July 1997 to August 2007. Mr. Vagt served as President and Chief Operating Officer of Seagull Energy Corporation from 1996 to 1997. From 1992 to 1996, he served as President, Chairman and Chief Executive Officer of Global Natural Resources. Mr. Vagt served as President and Chief Operating Officer of Adobe Resources Corporation from 1989 to 1992. Prior to 1989, he served in various positions with Adobe Resources Corporation and its predecessor entities.



John L. Whitmire   **Director since 2003**
Age — 68

Chairman — Health, Safety & Environmental Committee
Member — Audit Committee

Mr. Whitmire has served as a director since 2003. Mr. Whitmire has been Chairman of CONSOL Energy, Inc. since 1999. He served as Chairman and Chief Executive Officer of Union Texas Petroleum Holdings, Inc. from 1996 to 1998, and spent over 30 years serving Phillips Petroleum Company in various positions including Executive Vice President of Worldwide Exploration and Production from 1992 to 1996 and Vice President of North American Exploration and Production from 1988 to 1992. Mr. Whitmire also served as a member of the Phillips Petroleum Company Board of Directors from 1994 to 1996. Mr. Whitmire is a member of the board of directors of Transocean Inc.

SECURITY OWNERSHIP OF A CERTAIN BENEFICIAL OWNER AND MANAGEMENT

The following table sets forth information as of February 27, 2009 regarding beneficial ownership of our common stock by each director, our CEO, our CFO and the other three most highly compensated executive officers in the last fiscal year, our directors and executive officers as a group and each person or entity known by us to own beneficially more than 5 percent of our outstanding shares of common stock. No family relationship exists between any of our directors or executive officers.

Title of Class	Name of Beneficial Owner	Beneficial Ownership (Excluding Options) (1)	Stock Options (2)	Total	Percent of Class (3)
Common Stock	FMR LLC(4) 82 Devonshire Street Boston, MA 02109	64,396,102	0	64,396,102	9.2%
Common Stock	Franklin Resources, Inc.(5) One Franklin Parkway San Mateo, CA 94403-1906	51,707,341	0	51,707,341	7.4%
Common Stock	J. C. Braniff	107,583(6)	13,000	120,583	*
Common Stock	J. L. Dunlap	74,950	8,000	82,950	*
Common Stock	R. W. Goldman	86,879	8,000	94,879	*
Common Stock	A. W. Hall, Jr.	81,777	12,000	93,777	*
Common Stock	T. R. Hix	73,081	0	73,081	*
Common Stock	W. H. Joyce	69,233	0	69,233	*
Common Stock	R. L. Kuehn, Jr.	295,336(7)	11,000	306,336	*
Common Stock	F. P. McClean	47,997(8)	0	47,997	*
Common Stock	J. M. Talbert	59,487	8,000	67,487	*
Common Stock	S. J. Shapiro	40,753	0	40,753	*
Common Stock	R. F. Vagt	33,342	0	33,342	*
Common Stock	J. L. Whitmire	106,030	8,000	114,030	*
Common Stock	J. B. Wyatt	107,489	14,000	121,489	*
Common Stock	D. L. Foshee	896,195	2,403,502	3,299,697	*
Common Stock	D. M. Leland	248,732	460,791	709,523	*
Common Stock	B. J. Smolik	185,467	106,848	292,315	*
Common Stock	R. W. Baker	278,950	580,632	859,582	*
Common Stock	J. C. Yardley	205,674	404,245	609,919	*
Common Stock	Directors and executive officers as a group (20 persons total), including those individuals listed above	3,196,837	4,574,738	7,771,575	1.1%

* Less than one percent

(1) The directors and executive officers named in the table have sole voting and investment power with respect to shares of our common stock beneficially owned, except that Mr. Talbert shares with his spouse voting and investment power with respect to 5,000 shares of common stock held in a joint brokerage account. This column also includes shares of common stock held in the El Paso Corporation Benefits Protection Trust (as of February 27, 2009) as a result of deferral elections made in accordance with our benefit plans. These individuals share voting power with the trustee under that plan and receive dividend equivalents on such shares, but do not have the power to dispose of, or direct the disposition of, such shares until such shares are distributed. In addition, some shares of common stock reflected in this column for certain individuals are subject to restrictions. None of the shares of common stock reflected in this column have been pledged as security.

(2) The directors and executive officers have the right to acquire the shares of common stock reflected in this column within 60 days of February 27, 2009, through the exercise of stock options. As of February 27, 2009, certain individuals listed in the table have vested stock options that have an exercise price of $40 or higher, which options are included in the table above. It is not likely that our stock price will reach $40 during the

remaining terms of these stock options, thus it is not likely the stock options will be in-the-money before they expire by their own terms. The number of stock options at or above a $40 exercise price for Messrs. Braniff, Hall, Kuehn, Wyatt, Leland, Baker and Yardley is 5,000, 6,000, 8,000, 8,000, 144,375, 156,709 and 164,375 stock options, respectively. Stock options granted under our plans are not subject to execution, attachment or similar process and cannot be transferred, assigned, pledged or hypothecated in any manner other than by will or by the applicable laws of descent and distribution.

(3) Based on 698,637,338 shares outstanding as of February 27, 2009.

(4) According to a Schedule 13G/A filed on February 17, 2009, as of December 31, 2008, FMR LLC was deemed to beneficially own 64,396,102 shares of common stock.

(5) According to a Schedule 13G/A filed on February 6, 2009, as of December 31, 2008, Franklin Resources, Inc. was deemed to beneficially own 51,707,341 shares of common stock.

(6) Mr. Braniff's beneficial ownership excludes 3,500 shares owned by his wife. Mr. Braniff disclaims any beneficial ownership in those shares.

(7) Mr. Kuehn's beneficial ownership excludes 28,720 shares owned by his wife or children. Mr. Kuehn disclaims any beneficial ownership in those shares.

(8) Ms. McClean's beneficial ownership includes 1,500 shares held by her husband's IRA and 7,475 shares held in a revocable trust.

The following table sets forth, as of February 27, 2009, the number of common units of our master limited partnership, El Paso Pipeline Partners, L.P., owned by each of our executive officers and directors and all of our executive officers and directors as a group.

Title of Class	Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned (1)
Common Units	J. C. Braniff	0	*
Common Units	J. L. Dunlap	7,500	*
Common Units	R. W. Goldman	5,000	*
Common Units	A. W. Hall, Jr.	0	*
Common Units	T. R. Hix	10,000	*
Common Units	W. H. Joyce	0	*
Common Units	R. L. Kuehn, Jr.	65,239	*
Common Units	F. P. McClean	8,000	*
Common Units	J. M. Talbert	0	*
Common Units	S. J. Shapiro	6,000	*
Common Units	R. F. Vagt	0	*
Common Units	J. L. Whitmire	25,000	*
Common Units	J. B. Wyatt	15,000	*
Common Units	D. L. Foshee	25,000	*
Common Units	D. M. Leland	13,200	*
Common Units	B. J. Smolik	12,500	*
Common Units	R. W. Baker	5,000	*
Common Units	J. C. Yardley	10,000	*
	Directors and executive officers as a group (20 persons total), including those individuals listed above	209,439	*

* Less than one percent

(1) Based on 84,965,923 common units outstanding as of February 27, 2009.

INDIVIDUAL EXECUTIVE PROFILES

The following are individual executive profiles that summarize the compensation earned or paid in 2008 to our CEO, our CFO and our three other most highly compensated executive officers, whom we refer to as our "named executive officers." The individual executive profiles provide biographical information and summarize the compensation disclosures that are provided in the Compensation Discussion and Analysis and executive compensation tables in this proxy statement. These profiles are supplemental and are being provided in addition to the detailed compensation tables required by the SEC that follow the Compensation Discussion and Analysis. We believe these profiles provide stockholders with a concise and easy to understand summary of 2008 compensation. The compensation information presented in the following executive profiles is calculated in accordance with the SEC regulations and is derived from the more detailed compensation tables that begin on page 48 of this proxy statement. Please consult those tables and the accompanying footnotes for an explanation of how the compensation information is calculated.

Douglas L. Foshee: Individual Executive Profile



President, Chief Executive Officer,
and Director of El Paso Corporation

Age: 49
Tenure with El Paso: 6 years
Tenure in Industry: 27 years

MBA, Jesse H. Jones Graduate School of
  Management, Rice University
Graduate of Southwestern Graduate School of
  Banking, Southern Methodist University
BBA, Southwest Texas State University

Mr. Foshee has been President, Chief Executive Officer and a director of El Paso since September 2003. Prior to joining El Paso, Mr. Foshee served as Executive Vice President and Chief Operating Officer of Halliburton Company having joined that company in 2001 as Executive Vice President and Chief Financial Officer. Prior to assuming his position at Halliburton, Mr. Foshee served as President, Chief Executive Officer and Chairman of the Board of Nuevo Energy Company and Chief Executive Officer and Chief Operating Officer of Torch Energy Advisors, Inc. Mr. Foshee presently serves as a director of Cameron International Corporation and is a trustee of AIG Credit Facility Trust. Mr. Foshee serves as Chairman of the Federal Reserve Bank of Dallas, Houston Branch. Mr. Foshee also serves on the Board of Trustees of Rice University and serves as a member of the Council of Overseers for the Jesse H. Jones Graduate School of Management. He is a member of the Greater Houston Partnership Board and Executive Committee and other civic and community organizations. Mr. Foshee also serves on the board of directors of El Paso Pipeline GP Company, L.L.C.

2008 Compensation[1]

■ Salary

Base Salary	$	1,037,502
Performance-Based Cash Bonus	$	593,220
Perquisites and Personal Benefits	$	3,214

■ Annual Long-Term Incentive Award
(Grant Date Fair Value)

Restricted Stock	$	2,323,916
Stock Options	$	2,164,560
Restricted Stock Dividends	$	59,659

☐ Retirement Benefits
Pension Plan

Annual increase in accumulated pension benefit	$	133,632

Retirement Savings Plan (RSP)

Company matching contribution to RSP	$	10,350
Supplemental RSP benefit	$	104,648
Annual earnings on supplemental RSP benefit	$	29,646

2008 Total Compensation



- ■ Short-term Compensation
- ■ Long-term Compensation
- ☐ Retirement Benefits

Stock Ownership Requirements

Mr. Foshee's ownership in our common stock exceeds the required ownership thresholds of five times base salary, as discussed elsewhere in this proxy statement.

Payment Upon Termination
(As of December 31, 2008)

Voluntary Termination	$	2,021,102
Involuntary Termination without Cause	$	1,963,344 [2]
Retirement	$	0 [2]
Death	$	5,089,727 [2]
Disability	$	1,210,410 [2]
Termination with Cause	$	0 [2]
Change in Control of El Paso		$10,690,196 [2]

1 Please note total 2008 Compensation does not tie directly to the Summary Compensation Table.

2 Reflects incremental value of enhanced benefits above amounts Mr. Foshee is entitled to as a result of voluntary termination. Value of equity reflects $7.83, the closing price of our common stock on December 31, 2008.

D. Mark Leland: Individual Executive Profile



Executive Vice President and
Chief Financial Officer

Age: 47
Tenure with El Paso: 23 years
Tenure in Industry: 23 years

BBA, University of Puget Sound
Certified Management Accountant
Certified Internal Auditor

Mr. Leland has been Executive Vice President and Chief Financial Officer of El Paso since August 2005. Mr. Leland served as Executive Vice President of El Paso Exploration & Production Company (formerly known as EI Paso Production Holding Company) from January 2004 to August 2005, and as Chief Financial Officer and a director from April 2004 to August 2005. He served in various capacities for GulfTerra Energy Partners, L.P. and its general partner, including as Senior Vice President and Chief Operating Officer from January 2003 to December 2003, as Senior Vice President and Controller from July 2000 to January 2003, and as Vice President from August 1998 to July 2000. Mr. Leland has also worked in various capacities for El Paso Field Services and El Paso Natural Gas Company beginning in 1986. Mr. Leland also serves on the board of directors of El Paso Pipeline GP Company, L.L.C.

2008 Compensation[1]

■ Salary

Base Salary . . . .$	519,756
Performance-Based Cash Bonus . . . .$	162,000
Perquisites and Personal Benefits . . . .$	1,150

■ Annual Long-Term Incentive Award
(Grant Date Fair Value)

Restricted Stock . . . .$	728,505
Stock Options . . . .$	622,000
Restricted Stock Dividends . . . .$	19,510

□ Retirement Benefits
Pension Plan

Annual increase in accumulated pension benefit . . . .$	11,269

Retirement Savings Plan (RSP)

Company matching contribution to RSP . . . . . .$	10,350
Supplemental RSP benefit . . . .$	32,405
Annual earnings on supplemental RSP benefit . . . .$	8,753

2008 Total Compensation



- ■ Short-term Compensation
- ■ Long-term Compensation
- □ Retirement Benefits

Stock Ownership Requirements

Mr. Leland's ownership in our common stock exceeds the required ownership thresholds of two times base salary, as discussed elsewhere in this proxy statement.

Payment Upon Termination
(As of December 31, 2008)

Voluntary Termination	$	950,368
Involuntary Termination without Cause	$	830,597 [2]
Retirement	$	0 [2]
Death	$	2,143,996 [2]
Disability	$	567,785 [2]
Termination with Cause	$	0 [2]
Change in Control of El Paso	$	2,843,325 [2]

1 Please note total 2008 Compensation does not tie directly to the Summary Compensation Table.

2 Reflects incremental value of enhanced benefits above amounts Mr. Leland is entitled to as a result of voluntary termination. Value of equity reflects $7.83, the closing price of our common stock on December 31, 2008.

Brent J. Smolik: Individual Executive Profile



Executive Vice President and
President of El Paso Exploration
& Production Company

Age: 47
Tenure with El Paso: 3 years
Tenure in Industry: 25 years

BS, Petroleum Engineering, Texas A&M
University

Mr. Smolik has been Executive Vice President of
El Paso and President of El Paso Exploration &
Production Company since November 2006. Prior to
joining El Paso, Mr. Smolik was President of
ConocoPhillips Canada from April 2006 to
October 2006. Prior to the Burlington Resources
merger with ConocoPhillips, he was President of
Burlington Resources Canada from September 2004
to March 2006. From 1990 to 2004, Mr. Smolik
worked in various engineering and asset
management capacities for Burlington Resources
Inc., including the Chief Engineering role from
2000 to 2004. He was a member of the
Burlington Executive Committee from 2001 to
2006. Mr. Smolik also serves on the boards of the
American Exploration and Production Council and
the Independent Petroleum Association of America.

2008 Compensation[1]

■ **Salary**

Base Salary	$	562,392
Performance-Based Cash Bonus	$	172,500
Perquisites and Personal Benefits	$	1,642

▨ **Annual Long-Term Incentive Award**
(Grant Date Fair Value)

Restricted Stock	$	667,799
Stock Options	$	622,000
Restricted Stock Dividends	$	23,399

▢ **Retirement Benefits**

Pension Plan

Annual increase in accumulated pension benefit	$	45,747

Retirement Savings Plan (RSP)

Company matching contribution to RSP	$	10,350
Supplemental RSP benefit	$	14,958
Annual earnings on supplemental RSP benefit	$	1,179

2008 Total Compensation



- ■ Short-term Compensation
- ▨ Long-term Compensation
- ▢ Retirement Benefits

Stock Ownership Requirements

Mr. Smolik's ownership in our common stock exceeds the
required ownership thresholds of two times base salary, as
discussed elsewhere in this proxy statement.

Payment Upon Termination
(As of December 31, 2008)

Voluntary Termination	$	91,720
Involuntary Termination without Cause	$	750,835 [2]
Retirement	$	0 [2]
Death	$	2,108,907 [2]
Disability	$	481,672 [2]
Termination with Cause	$	0 [2]
Change in Control of El Paso	$	3,349,944 [2]

1 Please note total 2008 Compensation does <u>not</u> tie directly to the Summary
Compensation Table.

2 Reflects incremental value of enhanced benefits above amounts Mr. Smolik is
entitled to as a result of voluntary termination. Value of equity reflects $7.83,
the closing price of our common stock on December 31, 2008.

James C. Yardley: Individual Executive Profile



Executive Vice President,
Pipeline Group

Age: 57
Tenure with El Paso: 31 years
Tenure in Industry: 31 years

MBA, Harvard Business School
BA, Economics, Duke University

Mr. Yardley has been Executive Vice President of El Paso with responsibility for the regulated pipeline business unit since August 2006. He has served as President of Tennessee Gas Pipeline since February 2007 and Chairman of the Board since August 2006. Mr. Yardley has been Chairman of EI Paso Natural Gas Company since August 2006 and has served as President of Southern Natural Gas Company since May 1998. Mr. Yardley has been a member of the Management Committees of both Colorado Interstate Gas Company and Southern Natural Gas Company since their conversion to general partnerships in November 2007. Mr. Yardley served as Vice President, Marketing and Business Development for Southern Natural Gas Company from April 1994 to April 1998. Prior to that time, Mr. Yardley worked in various capacities with Southern Natural Gas Company and Sonat Inc. beginning in 1978. Mr. Yardley is presently a member of the board of directors of Scorpion Offshore Ltd. and Chairman of the Board of Interstate Natural Gas Association of America. Mr. Yardley also serves as Director, President and Chief Executive Officer of EI Paso Pipeline GP Company, L.L.C.

2008 Compensation[1]

Salary		
Base Salary	$	511,263
Performance-Based Cash Bonus	$	195,000
Perquisites and Personal Benefits	$	5,939
Annual Long-Term Incentive Award		
(Grant Date Fair Value)		
Restricted Stock	$	607,076
Stock Options	$	622,000
Restricted Stock Dividends	$	15,833
Retirement Benefits		
Pension Plan		
Annual increase in accumulated pension benefit . .	$	56,258
Retirement Savings Plan (RSP)		
Company matching contribution to RSP	$	10,350
Supplemental RSP benefit	$	32,106
Annual earnings on supplemental RSP benefit. . .	$	7,605

2008 Total Compensation



- ■ Short-term Compensation
- ■ Long-term Compensation
- □ Retirement Benefits

Stock Ownership Requirements

Mr. Yardley's ownership in our common stock exceeds the required ownership thresholds of two times base salary, as discussed elsewhere in this proxy statement.

Payment Upon Termination
(As of December 31, 2008)

Voluntary Termination.	$	3,709,409
Involuntary Termination without Cause	$	515,016 [2]
Retirement	$	0 [2,3]
Death	$	1,757,504 [2]
Disability	$	257,508 [2]
Termination with Cause.	$	0 [2]
Change in Control of El Paso.	$	2,672,864 [2]

1 Please note total 2008 Compensation does not tie directly to the Summary Compensation Table.

2 Reflects incremental value of enhanced benefits above amounts Mr. Yardley is entitled to as a result of voluntary termination. Value of equity reflects $7.83, the closing price of our common stock on December 31, 2008.

3 Mr. Yardley is eligible for early retirement. The value of his retirement benefits are reflected under Voluntary Termination.

Robert W. Baker: Individual Executive Profile



Executive Vice President and
General Counsel

Age: 52
Tenure with El Paso: 26 years
Tenure in Industry: 28 years

JD, The University of Texas Law School
BA and BS, Business, Economics and
  Accounting, University of Delaware
Licensed to practice law in Texas and Louisiana

Mr. Baker has been Executive Vice President and
General Counsel of El Paso since January 2004.
From February 2003 to December 2003, he served
as Executive Vice President of El Paso and President
of El Paso Merchant Energy. He was Senior Vice
President and Deputy General Counsel of El Paso
from January 2002 to February 2003. Prior to that
time, he worked in various capacities in the legal
department of Tenneco Energy and El Paso
beginning in 1983. Mr. Baker also serves as
Executive Vice President and General Counsel of
El Paso Pipeline GP Company, L.L.C.

2008 Compensation[1]

Salary

Base Salary	$	456,696
Performance-Based Cash Bonus	$	120,000
Perquisites and Personal Benefits	$	1,150

Annual Long-Term Incentive Award
(Grant Date Fair Value)

Restricted Stock	$	607,076
Stock Options	$	622,000
Restricted Stock Dividends.	$	17,466

Retirement Benefits
Pension Plan

Annual increase in accumulated pension benefit . . .	$	64,354

Retirement Savings Plan (RSP)

Company matching contribution to RSP	$	10,350
Supplemental RSP benefit	$	24,382
Annual earnings on supplemental RSP benefit . .	$	8,605

2008 Total Compensation



- ■ Short-term Compensation
- ■ Long-term Compensation
- □ Retirement Benefits

Stock Ownership Requirements

Mr. Baker's ownership in our common stock exceeds the
required ownership thresholds of two times base salary, as
discussed elsewhere in this proxy statement.

Payment Upon Termination
(As of December 31, 2008)

Voluntary Termination	$	1,278,475
Involuntary Termination without Cause	$	729,439 [2]
Retirement	$	0 [2]
Death	$	1,883,867 [2]
Disability	$	498,193 [2]
Termination with Cause	$	0 [2]
Change in Control of El Paso	$	2,500,930 [2]

1 Please note total 2008 Compensation does <u>not</u> tie directly to the Summary
   Compensation Table.

2 Reflects incremental value of enhanced benefits above amounts Mr. Baker is
   entitled to as a result of voluntary termination. Value of equity reflects $7.83,
   the closing price of our common stock on December 31, 2008.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The compensation discussion and analysis set forth below provides an explanation of our compensation programs, including the objectives of such programs and the rationale for each element of compensation, for our named executive officers. They include our Chief Executive Officer, Mr. Douglas L. Foshee, our Executive Vice President and Chief Financial Officer, Mr. D. Mark Leland, and our other three most highly compensated executive officers, Mr. Brent J. Smolik, Mr. James C. Yardley, and Mr. Robert W. Baker. This section also describes the actions and decisions of the Compensation Committee of our Board of Directors during 2008 through February 2009, which is the committee that oversees our compensation programs and sets executive officer compensation. The discussion is divided into the following six parts:

I. Compensation Objectives

II. Role of Compensation Committee, Independent Consultant and Management

III. Elements of Total Compensation

IV. Factors Considered When Determining Total Compensation

V. 2008 Compensation Decisions

VI. Other Compensation Policies

I. Compensation Objectives

At El Paso, stewardship and accountability are two of our core values. As active stewards, we strive to serve our stockholders by consistently building long-term value. In addition, accountability measures are a key part of the metrics we use to judge the performance of our company and the performance of our executive officers. These principles of stewardship and accountability play an integral role in our compensation programs, which are designed to reward performance and the creation of stockholder value.

Our compensation programs, which reflect our core values of stewardship and accountability, have two primary and straight-forward objectives:

• attract, retain and motivate high-performing executive talent, and

• align the interests of our executive officers with both the short-term and long-term interests of our stockholders.

We believe these designs are accomplished by providing our executives with a competitive mix of short-term and long-term compensation, by rewarding superior performance, and by linking a significant portion of each officer's pay to specific, measurable performance goals.

II. Role of Compensation Committee, Independent Consultant and Management

Compensation Committee

The Compensation Committee of the Board of Directors has primary responsibility for determining and approving, on an annual basis, the total compensation level of our CEO and other senior officers who are subject to Section 16(a) of the Exchange Act, who we refer to as our *executive officers*. The Compensation Committee receives information and advice from its compensation consultant as well as from our human resources department and management to assist in compensation determinations.

Compensation Consultant

The Compensation Committee has retained Deloitte Consulting LLP ("Deloitte") as its independent compensation consultant. Deloitte advises the Compensation Committee on an ongoing basis with regard to the general competitive landscape and trends in compensation and executive and director compensation matters, including (i) competitive benchmarking, (ii) incentive plan design, (iii) performance metrics testing, (iv) peer group selection, (v) updates on trends in executive and director compensation, (vi) review of the compensation discussion and analysis and related tables included in our proxy statement, and (vii) handling other matters requested by the Compensation Committee. The compensation consultant attends meetings of the Compensation Committee and participates in the committee's executive sessions, as well. The compensation consultant is directly accountable to the Compensation Committee and the committee reviews all fees paid to the consultant for such compensation advice. In addition, the Compensation Committee reviews, on an annual basis, the performance of the compensation consultant and provides the consultant with direct feedback.

Certain Deloitte affiliates are also engaged by El Paso to provide the following services: tax and tax-related services, financial advisory services and system integration and process optimization consulting. The Compensation Committee reviewed the payments made to the Deloitte affiliates during 2008, as well as the services the Deloitte affiliates performed for El Paso. In addition, the Compensation Committee discussed the payments and services with its independent compensation consultant and confirmed that the consultant's compensation is not tied to the level of other services provided by Deloitte to El Paso. Based on its review, the Compensation Committee believes that each of these relationships is separate and independent and does not impair Deloitte's ability to provide independent compensation advice to the committee.

Role of Management and CEO in Determining Executive Compensation

While the Compensation Committee has the responsibility to approve and monitor all compensation for our named executive officers, we, as management, play an important role in determining executive compensation. At the Compensation Committee's request, we recommend appropriate company-wide and business unit financial and non-financial performance goals. We work with the compensation consultant to analyze competitive market data and to recommend base salary levels, annual incentive awards and long-term incentive awards for our executive officers. We also work with the Compensation Committee to establish the agenda and prepare meeting information for each Compensation Committee meeting. Our CEO likewise assists the Compensation Committee by providing his evaluation of the performance of the executive officers who report directly to him, and recommends compensation levels for such officers. The Compensation Committee also has a process for soliciting from the CEO a candid and critical self-assessment of his own performance, which is used to assist the Compensation Committee and the Board of Directors in their evaluation of the CEO's performance.

III. Elements of Total Compensation

Total Compensation

Our named executive officers' total annual compensation includes three principal elements:

• base salary,

• performance-based annual cash incentive, and

• long-term equity-based incentive awards.

We also provide our executives with retirement, severance, and health and welfare benefits.

We seek to provide each executive officer with a level of cash compensation commensurate with the executive's professional status in the form of base salary. We also focus on at-risk, performance-based pay. Such performance-based pay is designed to reward stewardship and accountability, to align our executive officers' interests with those of our stockholders and to promote the creation of stockholder value.

The table below summarizes the elements of our total compensation program.

Compensation Element	Objective	Key Features
Base Salary	To provide a level of assured cash compensation sufficient, together with performance-based incentives, to motivate executives to perform at a consistently high level	Reviewed annually with adjustments made based on individual performance, pay relative to market, and internal equity considerations
Performance-Based Annual Cash Bonuses	To motivate and reward executive officers' contributions to achievement of pre-established financial and operational performance goals, as well as individual performance	Broad-based incentive bonus program covering all employees Compensation Committee establishes annual cash incentive bonus opportunity for each named executive officer at beginning of year Paid after year end once the Compensation Committee has determined company's performance and each named executive officer's performance relative to pre-established performance goals
Long-Term Equity Awards (stock options and restricted stock)	To reward stock price appreciation and encourage retention To motivate and reward achievement of pre-established corporate financial goals and relative total shareholder return ("TSR"), as well as individual performance	Broad-based long-term equity program covering all manager level employees and above Target value is allocated approximately 50% in restricted stock and 50% in stock options Awards vest in three equal annual installments; awards are forfeited if executive voluntarily terminates employment prior to vesting (except for retirement, in which restricted stock awards vest pro-rata) or is terminated for cause *Stock options*: • granted at target levels (not adjusted for corporate or individual performance) • value of stock options is recognized only if stock price increases, thereby creating value for all stockholders *Restricted stock*: • performance-based with target levels adjusted for corporate, TSR and individual performance • amount granted is based on the achievement of pre-established performance goals: 50% on achievement of annual overall corporate financial goals and 50% on our relative TSR compared to our peer group of companies, and is adjusted for individual performance • designed to reward executives for achievement of performance goals, as well as to provide an incentive to create additional stockholder value

Compensation Element	Objective	Key Features
Retirement Plans	To provide retirement savings in a tax-efficient manner To provide a fixed level of retirement income and encourage retention	Retirement benefits are provided under the following plans: *Retirement Savings Plan* • broad-based 401(k) plan covering all employees, which provides for immediate vesting of benefits for both participant contributions and company matching contributions • company contributes an amount equal to 75% of each participant's voluntary contributions under the plan, up to a maximum of 6% of eligible compensation *Pension Plan* • broad-based defined benefit plan covering all employees, which provides pension benefits under a cash balance formula • participants fully vest in pension benefits upon the earlier of completion of three years of service or attainment of age 65 *Supplemental Benefits Plan* • plan covering key management employees, including named executive officers • non-contributory plan which provides benefits in excess of amounts payable under the Retirement Savings Plan and Pension Plan due to tax code limitations
Health & Welfare Benefits	To provide reasonable health and welfare benefits to executives and their dependents and promote healthy living	Broad-based health and welfare benefits available to all employees, including medical, dental, vision, disability and life insurance coverage as well as dependent day-care and healthcare flexible spending accounts Named executive officers also participate in our Senior Executive Survivor Benefits Plan *Senior Executive Survivor Benefits Plan*: • provides senior officers, including named executive officers, with survivor benefit coverage in lieu of the coverage provided generally to employees under our group life insurance plan in the event of a named executive officer's death • amount of survivor benefit is 2½X the executive officer's annual salary

Compensation Element	Objective	Key Features
Severance	To provide a measure of financial security in the event an executive's employment is terminated without cause To encourage retention and ensure continued dedication by named executive officers in the event of a change in control	Severance benefits are provided under the following plans: *Severance Pay Plan*: • broad-based severance plan available to all employees which provides benefits following an involuntary termination without cause • maximum payout is 1X annual salary *Key Executive Severance Protection Plan*: • plan covering key executive personnel, including named executive officers, which provides for payment of severance benefits in the event of a participant's involuntary termination of employment or termination for good reason within two years following a change in control • provides benefits only upon a *double triggering event*, meaning both a change in control and an involuntary/good reason termination of employment must occur • maximum payout is 3X annual salary + target bonus for CEO; 2X annual salary + target bonus for other named executive officers
Employee Stock Purchase Plan	To encourage stock ownership and align interests of executives with stockholders	Broad-based plan under which employees, including executive officers, can contribute up to $23,750 each year through payroll deduction to purchase El Paso stock at a 5% discount
Perquisites	Limited perquisites provided to assist executives in carrying out duties and increase productivity	Include limited personal use of leased aircraft, limited accompaniment of family members with executives traveling for business purposes, and subsidized annual physical examinations

Employment Agreements

We do not have employment agreements with our named executive officers.

IV.   Factors Considered When Determining Total Compensation

Competitive Benchmark Data — the Starting Point.   When making compensation decisions, we review the compensation paid to our CEO and other named executive officers relative to the compensation paid to similarly-situated executives at our peer companies. This practice is often referred to as "benchmarking." We also utilize survey data representing the market of companies in which we compete for executive talent as an additional means of benchmarking. While we believe benchmarks are helpful and provide a point of reference, they are not determinative. Rather, competitive benchmarking is a starting point in our evaluation of total executive compensation.

The Compensation Committee is provided benchmarking market data compiled by its independent compensation consultant and our human resources department. This comparative information provides a basis for the evaluation of the compensation paid to our named executive officers. The Compensation Committee then reviews the benchmarking data together with each officer's job responsibilities and individual performance, internal pay equity, and performance against pre-established targets, each as described below, in making compensation decisions. The Compensation Committee also reviews an analysis of wealth accumulation and potential payments upon various termination scenarios as part of its competitive compensation decisions, also as described below.

The Compensation Committee generally sets total compensation targets for our executives, including base salary, performance-based annual incentives, and long-term equity awards, near the market median of our peer comparables. However, because comparative data is just one of several analytic tools that are used in determining executive officer compensation, pay may exceed or be less than the median range of comparative compensation based on:

- the level of achievement of our pre-established performance goals,

- our performance against our peer group,

- individual performance,

- scope of job responsibilities,

- internal equity considerations, and

- the executive's industry experience and tenure.

For example, the 2007 total annual compensation (base salary, annual cash incentive, and long-term incentive opportunity) for our named executive officers fell at the 51st percentile when compared to peer group proxy data. Our peer group is described below. In addition, the 2008 total annual compensation targets for our named executive officers fell at the 49th percentile when compared to peer group proxy data (based on the most recently available information disclosed in the peer companies' 2008 proxy statements).

El Paso's Peer Group. The Compensation Committee selects an appropriate peer group of companies to review executive officer compensation and to compare TSR relative to our performance. TSR is utilized as a metric in funding a portion of the long-term equity pool, described later in this compensation discussion and analysis. The Compensation Committee established our peer group for 2008 in October 2007. The Compensation Committee reviewed the peer group once again in October 2008, and after such review and discussions with its independent compensation consultant, determined that no changes were warranted. The peer group consists of 22 companies, and is made up of a proportional mix of pipeline/utility companies, exploration and production companies, and diversified energy companies. Our peer group for 2008 consisted of the following companies:

Anadarko Petroleum Corp.	Equitable Resources, Inc.	Sempra Energy
Apache Corporation	National Fuel Gas Co.	Southern Union Co.
CenterPoint Energy, Inc.	Newfield Exploration Co.	Spectra Energy Corp.
Chesapeake Energy Corp.	NiSource, Inc.	TransCanada Corp.
Devon Energy Corp.	Noble Energy, Inc.	Williams Companies
Dominion Resources, Inc.	ONEOK, Inc.	XTO Energy Inc.
Enbridge Inc.	Pioneer Natural Resources	
EOG Resources, Inc.	Questar Corporation	

External Market Conditions and Individual Factors. As discussed above, while benchmarking data is helpful in assessing the overall competitiveness of our compensation program, we believe our executive compensation program must take into account external market conditions and individual factors. Some of these factors include the executive's level of experience, the executive's tenure and responsibilities within our company, the executive's position and the appropriate competitive pressures for that position within the industry, and of course, performance. In addition, the Compensation Committee asks its compensation consultant to provide it with an objective opinion regarding total executive compensation levels relative to each individual executive's responsibilities.

Internal Pay Equity. We also believe that our executive compensation program must be internally consistent and equitable in order to motivate our employees to create stockholder value. We are committed to internal pay equity and our Compensation Committee closely monitors, on an annual basis, the relationship between the compensation of our named executive officers and the compensation of our non-managerial employees. In 2008, the Compensation Committee reviewed a comparison of CEO and other named executive officer pay (base salary, target and actual bonus, and target and actual total compensation) to non-management employee pay for the period 2004 to 2007. The Compensation Committee also reviewed trends in pay equity from 2006 to 2007. The results showed a flat trend in base salary, a slightly decreasing trend in target bonus and actual bonus, a slightly decreasing trend in target total compensation and a slightly increasing trend in actual total compensation in comparison to non-management employees. Overall, it was noted that the reason actual total compensation between all of our named executive officers and non-management employees increased from 2006 to 2007 related to the difference in equity grants made from 2006 to 2007, with 2007 grants made at a higher level reflecting our higher TSR performance relative to our peer group in 2007. The Compensation Committee will continue to periodically conduct these analyses to monitor and avoid any unjustified widening of compensation differentials.

Tally Sheets and Payments upon Termination Events. When making compensation decisions, the Compensation Committee reviews tally sheets prepared for each of our named executive officers. These tally sheets are prepared by the compensation group of our human resources department and are reviewed by the compensation consultant. The tally sheets quantify the elements of each named executive's total compensation, including base salary, annual incentive bonus, and long-term equity grants. The Compensation Committee does not assign a weighting to tally sheets in the overall decision making process, but rather uses the tally sheets as a tool to view the overall impact of each element of compensation.

The Compensation Committee also reviews tally sheets reflecting the potential payments upon various termination scenarios. These termination scenarios include voluntary termination, involuntary termination without cause, termination with cause, retirement, death, disability and termination within two years following a change in control. Based upon certain assumptions related to the timing of these events, the tally sheets provide the total remuneration that would be payable to the named executive officers, including all aspects of each named executive officer's compensation and benefits under our plans, and are used to ensure that there are no surprises or questions about compensation items in the event of the various termination events.

In its most recent review of tally sheets, which included year-end 2008 compensation information, the Compensation Committee discovered no unintended consequences of the compensation program design, and consequently no material changes were made or deemed necessary to the executive compensation program or the individual elements of our executive officers' compensation as a result of this review.

See the section entitled Potential Payments upon Termination or Change in Control beginning on page 59 of this proxy statement for the total amount of compensation and benefits each named executive officer could receive as a result of the various termination events.

Wealth Accumulation. The Compensation Committee also reviews annually all of the elements of total compensation paid to each named executive officer during the prior 5-year period, including base salaries, annual cash incentive bonuses, the value of long-term incentive awards and any special payments made to an individual executive. The Compensation Committee also reviews the projected value of each named executive officer's accumulated equity grants over the subsequent five-year period based upon various stock appreciation scenarios. This is done to more effectively analyze not only the amount of compensation each named executive officer has accumulated to date, but also to better understand how current equity grants may affect the amount of wealth the named executive officers accumulate in the future. In addition, due to the volatility in the stock market during 2008, the Compensation Committee reviewed an analysis of the change in total equity values for outstanding equity awards held by our named executive officers from 12/31/07 to 12/31/08. The analysis reflected a cumulative loss of between 54% to 79% of the equity value of the awards, which is indicative of the linkage that exists between the interests of our named executive officers and our stockholders. While the Compensation Committee reviews a wealth accumulation analysis each year, to date, the amount of the named executive officers' past compensation has generally not been a significant factor in the Compensation Committee's determinations.

V. 2008 Compensation Decisions

2008 Annual Base Salary Adjustments and 2008 Target Bonus Opportunities

At the beginning of 2008, the Compensation Committee considered whether adjustments would be made to the annual base salaries and target bonus opportunities for our named executive officers. On February 6, 2008, the

Compensation Committee made modest adjustments to Messrs. Foshee's, Smolik's and Yardley's base salaries based on 2008 market conditions and comparative benchmarking data. The Compensation Committee decided not to adjust the base salaries of Messrs. Leland and Baker because the committee felt their existing salaries were reasonably positioned relative to peer group and survey benchmarking data. No adjustments were made to the named executive officers' 2008 target bonus opportunities, which the Compensation Committee believes continue to be appropriate and commensurate with the responsibilities of the respective executives. These target bonus opportunities were derived in part from peer group and competitive survey benchmarking data and in part by the Compensation Committee's judgment on the internal equity of the positions, scope of job responsibilities and the executives' industry experience and tenure. The following tables set forth the base salaries and annual target bonus opportunities for the named executive officers. The base salary adjustments for 2008 were effective April 1, 2008.

Annual Base Salaries

Name	2007 Base Salary effective 4/1/07 ($)	2008 Base Salary effective 4/1/08 ($)	2007-2008 Percentage Increase
Douglas L. Foshee	$1,000,008	$1,050,000	5%
D. Mark Leland	$ 519,756	$ 519,756	0%
Brent J. Smolik	$ 550,008	$ 566,520	3%
James C. Yardley	$ 500,004	$ 515,016	3%
Robert W. Baker	$ 456,696	$ 456,696	0%

Target Bonus Opportunities

Name	2007 Target Bonus Opportunity (% of salary)	2008 Target Bonus Opportunity (% of salary)	2007-2008 Percentage Increase
Douglas L. Foshee	120%	120%	0%
D. Mark Leland	60%	60%	0%
Brent J. Smolik	90%	90%	0%
James C. Yardley	75%	75%	0%
Robert W. Baker	60%	60%	0%

Annual Cash Incentive Awards for 2008 Performance

In February 2009, the Compensation Committee approved the amount of the named executive officers' annual cash incentive awards for 2008 performance. The following discussion sets forth the process the Compensation Committee followed in determining the amount of each named executive officer's annual cash incentive award for 2008 performance. The annual cash incentive bonuses for 2008 performance are scheduled to be paid in March, 2009.

Performance Goals. At the beginning of 2008, the Compensation Committee established a threshold, target and maximum annual cash incentive bonus level for each of the named executive officers (see the ranges of cash incentive bonuses as a percentage of base salary on page 41). The Compensation Committee also approved corporate and business unit financial and non-financial performance goals.

Our 2008 corporate financial goals, which are the primary goals used in determining the annual incentive bonuses for our named executive officers, were as follows:

Corporate Financial Goals	2008 Goals			
	Threshold	Target	Maximum	Weighting
Earnings Per Share	$ 1.00	$ 1.03	$ 1.10	35%
EBITDA	$ 3,330 MM	$ 3,400 MM	$ 3,550 MM	35%
Cash Flow from Operations	$ 2,065 MM	$ 2,120 MM	$ 2,280 MM	15%
Debt (net of cash)	$13,355 MM	$13,200 MM	$12,940 MM	15%

In addition, the Compensation Committee approved additional performance goals for our corporate shared services group and our pipeline and exploration and production business units. For our corporate shared services group, the 2008 financial goals included the corporate goals listed above, plus additional goals relating to corporate and legacy costs. For our pipeline business unit, the 2008 financial goals were based on value creation, which is a measure of the cash value created in excess of the cost of invested capital. For our exploration and production ("E&P") business unit, the 2008 financial goals included EBITDA, cash costs, average daily production rates measured in million cubic feet of natural gas equivalent per day (MMcfe/d), present value ratio, and reserve replacement cost.

Our corporate financial goals were set in alignment with our strategic plan and objectives for the year and in each case were more aggressive than the goals established for 2007. For example, the threshold 2008 EPS goal is $.23 higher than in 2007, and the threshold 2008 EBITDA goal is $404 million higher than in 2007. In making the determination of the threshold, target and maximum levels, the Compensation Committee considered the specific circumstances expected to be faced by our company and its business units in 2008. The threshold levels represent reasonably achievable goals and acceptable growth from 2007 targets, whereas the maximum levels would require exceptional performance and would result in top or near top quartile performance versus our peer group.

The Compensation Committee also approved certain non-financial goals for our corporate shared services group and business units, including certification of compliance with our Code of Business Conduct by 100 percent of our employees, no material weakness in our internal controls over financial reporting, and safety goals relating to (i) recordable injuries, (ii) preventable vehicle incident rates, and (iii) the number of spills outside of secondary containment. The 2008 non-financial goals also included a goal relating to the successful in-line inspection of our pipelines as part of our pipeline integrity program. While the Compensation Committee reviews these non-financial goals, they do not materially impact the incentive awards payable to our named executive officers, which awards are primarily weighted towards the achievement of our corporate financial goals, as described below.

Weighting of Corporate and Business Unit Goals. The annual cash incentive awards for our named executive officers, including our business unit heads Messrs. Smolik and Yardley, are primarily weighted towards the achievement of our corporate financial goals. With respect to our business unit heads, the Compensation Committee determined it would be appropriate to weight their annual bonuses primarily on corporate performance to ensure the business unit heads are aligning the performance of their business units with corporate performance. Below is a chart summarizing the weighting of the corporate and business-unit goals for purposes of determining each officer's annual incentive award.

Performance Weights for Named Executive Officers
Annual Incentive Awards

Named Executive Officer	Corporate Goals	Corporate Shared Services Goals	Exploration & Production Goals	Pipeline Goals
Douglas L. Foshee	75%	25%		
D. Mark Leland	75%	25%		
Brent J. Smolik	75%		25%	
James C. Yardley	75%			25%
Robert W. Baker	75%	25%		

Annual Incentive Awards — Negative Discretion.   The Compensation Committee uses "negative discretion" in setting payouts under our annual incentive award program. For purpose of Section 162(m) of the Code, the annual incentives are payable at maximum to the extent any of the corporate or business unit financial or non-financial goals are achieved at threshold performance. The Compensation Committee then exercises its negative discretion to reduce the payout of incentive awards to reflect actual corporate, business unit and individual performance. By setting a high amount which can then be reduced, we believe our annual incentive payments qualify for full deductibility under Section 162(m) of the Code. This reduction is not a negative reflection on the performance of our company or our named executive officers, but rather is done to ensure maximum flexibility with respect to the payment of performance-based bonuses. If the Compensation Committee were to have instead funded incentive awards at a minimum threshold and used discretion to increase the amounts to reflect company and individual performance, actual payouts would not qualify for the Section 162(m) tax deduction. The Compensation Committee uses a similar "negative discretion" approach in determining the number of shares of restricted stock to be granted to our Section 162(m) covered executives, which grants are described later in this discussion. For further information on Section 162(m), see the description of Regulatory Considerations beginning on page 45 of this proxy statement.

After the 2008 financial results became available, the Compensation Committee determined the appropriate funding of the 2008 annual incentive bonus pool based on the achievement of the pre-established financial and non-financial performance goals for the year. The following table sets forth the percentage that the annual incentive bonus pool is funded based on the level of performance relative to the performance goals that were established for the year.

Funding of the
Annual Incentive Bonus Pool

Performance	Pool Funding
Maximum Goals Met	150%(1)
Target Goals Met	100%(2)
Threshold Goals Met	50%(3)
Threshold Not Met	0%

(1) The maximum funding of the annual incentive bonus pool is 150% for performance at or above the maximum performance level.

(2) For performance above target but below maximum, actual funding is between 100%-150%, as determined by the Compensation Committee.

(3) For performance above threshold but below target, actual funding is between 50%-100%, as determined by the Compensation Committee.

Individual Performance Adjustment.   As mentioned above, accountability plays an important role in our compensation programs, and individual performance is an important factor in determining annual incentives. In addition, individual performance goals support our vision of being the place to work, the neighbor to have, and the company to own. Each year, our named executive officers receive an individual performance rating based on an evaluation of the executive officer's individual contribution and performance against his or her individual performance goals for the year and determined through our performance management program. Individual performance goals for 2008 included leadership training and development initiatives, recruiting top talent for key management positions, controlling costs and supporting volunteer efforts in the communities in which we work. Based on such individual performance rating, an individual performance factor ranging between 0% and 150%, as approved by the Compensation Committee, is assigned to each executive. The Compensation Committee then uses the individual performance factor (ranging from 0%-150%) to apply discretion and adjust the executive's actual annual cash incentive award.

Under this formula, the maximum bonus opportunity is 225% of the target bonus, which is calculated by taking 150% of the maximum annual incentive bonus pool times 150% of the maximum individual performance adjustment factor. The range of annual cash incentive bonuses, based on the level of company performance (and, where appropriate, the performance of our business units) and the individual executive, is illustrated as a percentage of base salary for each named executive officer in the following table. The actual percentage of cash incentive bonuses could be at any level between the minimum and maximum percentages (0%-225%) based on company and individual performance.

Range of Cash Incentive Bonuses as a Percentage of Base Salary for 2008

	Minimum Threshold Not Met	Threshold	Target	Maximum
Douglas L. Foshee	0%	60%	120%	270%
D. Mark Leland	0%	30%	60%	135%
Brent J. Smolik	0%	45%	90%	202.50%
James C. Yardley	0%	37.50%	75%	168.75%
Robert W. Baker	0%	30%	60%	135%

The potential range of values of the annual cash incentive awards for 2008 performance for each of the named executive officers is reflected in the Grants of Plan-Based Awards table in the "Estimated Possible Payouts under Non-Equity Incentive Plan Awards" column on page 51 of this proxy statement.

El Paso Performance.   In February 2009, the Compensation Committee reviewed the actual performance of our company and its business units relative to the corporate and business unit performance goals that were established for the year. In reviewing our actual performance relative to the corporate financial goals, the Compensation Committee excluded the impacts of certain items under pre-approved adjustment categories, including: items attributable to hurricanes Ike and Gustav and tropical storm Dolly such as repair costs and lower production, volatile commodity prices in the oil and gas industry, including a ceiling test impairment to our domestic and Brazilian full cost pools, unbudgeted delays or gains and losses on asset sales activity in Brazil, actions taken to resolve legacy issues, and certain unbudgeted or strategic items, including early spending on the Ruby Pipeline project approved by the Board of Directors in 2008. The Compensation Committee determined that these items were not related to the ongoing operation of El Paso in a manner consistent with the way the performance goals and ranges were set. Based on these adjustments, the Compensation Committee determined that El Paso achieved the following adjusted results:

- earnings per share of $1.17, which is above the maximum goal of $1.10,

- EBITDA of $3,389 million, which is above the threshold goal of $3,330 million, but below the target of $3,400 million,

- cash flow from operations of $2,192 million, which is above the target goal of $2,120 million, and

- outstanding debt (net of cash) of $12,973 million, which resulted in above target achievement,

which collectively resulted in a determination of a corporate achievement level of 100%. In addition, the Compensation Committee determined that our corporate shared services group and our pipeline business unit achieved their respective financial goals and substantially all of the non-financial performance goals (with achievement levels of 105% and 115%, respectively), and our E&P business unit achieved many of its financial and non-financial performance goals (with an achievement level of 67%).

Reduction and Modification of Bonus Amounts. Although the company achieved its corporate financial performance goals, the Compensation Committee decided it would be appropriate to reduce and modify the cash incentive awards payable to our named executive officers for 2008 performance. Upon the recommendation of our CEO, the Compensation Committee elected to use its negative discretion to reduce the cash bonuses otherwise earned by our named executive officers, including our CEO, primarily due to the market downturn and weakening global economy. On average, the reduction resulted in approval of cash incentive awards at approximately 90% of target, despite higher weighted corporate and business unit achievement levels. Furthermore, the Compensation Committee determined that one-half of each named executive officer's approved bonus should be paid in the form of restricted stock, rather than being paid entirely in cash. This is a change from prior years and was done for two reasons: (i) to continue to motivate the named executive officers to focus on building long-term shareholder value over short-term results, and (ii) to put a significant portion of the bonus at risk and encourage retention and focus. The restricted stock payable as part of the approved bonuses will be granted on April 1, 2009 at the same time as our annual equity grants are made, as described in the "Long Term Incentive Awards" section below, and the shares will cliff vest three years from the date of grant.

2008 Annual Incentives. Based on the policies described earlier in this compensation discussion and analysis, the Compensation Committee reviewed all elements of the named executive officers' total compensation for 2008, as well as company and individual performance. Based on the Compensation Committee's review of these and external factors, the committee approved annual incentive bonuses for our named executive officers, as set forth in the chart below. The amount was calculated by starting with the maximum bonus amount payable for Code Section 162(m) purposes, which was then reduced to reflect the following formula:

target bonus X corporate/business unit achievement percentage X individual performance factor = annual incentive award

The amount was then further adjusted by the Compensation Committee per the CEO's recommendation, as described above.

The following table compares each named executive's target annual cash incentive for 2008 performance versus the actual incentive earned, as well as the portion of the incentive payable in cash and the portion payable in the form of restricted stock, as determined by the Compensation Committee.


Target vs. Actual
Annual Incentive Bonuses
Paid for 2008 Performance


	Target Cash Incentive Bonus	Percentage of Target Bonus Approved	Actual Incentive Bonus (1)		
			Cash Portion	Restricted Stock Portion	Total
Douglas L. Foshee	$1,260,000	94%	$593,220	$593,220	$1,186,440
D. Mark Leland	$ 311,854	104%	$162,000	$162,000	$ 324,000
Brent J. Smolik	$ 509,868	68%	$172,500	$172,500	$ 345,000
James C. Yardley	$ 386,262	101%	$195,000	$195,000	$ 390,000
Robert W. Baker	$ 274,018	88%	$120,000	$120,000	$ 240,000

(1) The cash portion of the annual bonus will be paid in March, 2009. The portion of the annual bonus payable in the form of restricted stock will be granted on April 1, 2009 at the time of our annual equity grants and will cliff vest three years from the date of grant.

The cash portion of the amount awarded to our named executive officers for their annual incentive bonuses for 2008 performance is included in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation" on page 48 of this proxy statement. The portion of the incentive bonuses payable in the form of restricted stock will be reflected in next year's Summary Compensation Table and Grants of Plan-Based Awards Table in accordance with SEC requirements regarding equity grant reporting.

Long-Term Incentive Awards

We use our stockholder approved 2005 Omnibus Incentive Compensation Plan, or *omnibus plan*, for long-term incentive awards. Under the omnibus plan, the Compensation Committee is the plan administrator with respect to employees subject to Section 162(m) and Section 16 of the Exchange Act, which includes our named executive officers. The Compensation Committee determines the timing of when the annual grants of restricted stock and stock options to such executives will occur as well as the terms and restrictions applicable to such grants.

The Compensation Committee approves the annual grant to our executive officers after the financial results are available for the prior fiscal year and selects a future grant date (usually several weeks subsequent to the Compensation Committee's action) when the awards will be granted. The Compensation Committee's standard practice is to select the first trading day of the quarter following the filing of the Annual Report on Form 10-K as the grant date for long-term incentive awards, which historically has been the first trading day of April. Stock options are granted with an exercise price based upon the average between the high and low selling prices at which our common stock traded on the grant date.

As described earlier, annual long-term incentives are comprised of an approximate 50/50 combination of stock options and restricted stock. Options are granted at target levels and are not adjusted for company or individual performance. This practice is in place to mitigate the effect of short term performance on a long-term incentive. Restricted stock awards are performance-based and are adjusted for both company and individual performance, as described below. The target equity opportunities for the 2007 performance year and for the 2008 performance year, including both the option and restricted stock components are included below. These target long-term equity opportunities were derived from peer group and competitive survey benchmarking data and from the Compensation Committee's judgment on the internal equity of the positions and scope of job responsibilities.

Target Long-Term Equity Opportunities

Name	2007 Performance Year Target Equity Opportunity (1)	2008 Performance Year Target Equity Opportunity (1)	2007-2008 Percentage Increase
Douglas L. Foshee	$4,350,000	$4,350,000	0%
D. Mark Leland	$1,250,000	$1,250,000	0%
Brent J. Smolik	$1,250,000	$1,250,000	0%
James C. Yardley	$1,250,000	$1,250,000	0%
Robert W. Baker	$1,250,000	$1,250,000	0%

The amount of equity available to fund the equity pool for annual restricted stock grants is based 50% on achievement of the annual overall corporate financial goals and 50% on El Paso's one-year relative TSR compared to our peer group of companies.

The portion of the equity pool used for restricted stock grants that is funded based on El Paso's TSR compared to its peer group of companies is determined as follows:

Funding of Portion of Equity Pool
Based on Total Shareholder Return
for Restricted Stock Grants

Total Shareholder Return	Equity Pool Funding
1st Quartile (75th to 100th percentile)	Funded at 150%
2nd Quartile (50th to 74th percentile)	Funded from 100% to 150% based on actual TSR results
3rd & 4th Quartile (0 to 49th percentile)	Funded from 0% to 100% (1)

(1) If our TSR is below the 50th percentile (i.e., third or fourth quartile), at least one of the pre-established corporate or business unit financial or non-financial performance goals must be achieved before any restricted stock grants will be awarded.

The portion of the equity pool used for restricted stock grants that is funded based on achievement of the annual overall corporate financial goals is determined using the same percentage rating approved by the Compensation Committee for purposes of funding the corporate annual incentive pool.

Following the determination of the funding percentage for the equity pool, the Compensation Committee applies the individual performance factors described on pages 40 and 41 as an adjustment performance factor to determine the executive officer's actual restricted stock award.

Annual Grant based on 2007 Performance

On February 6, 2008, the Compensation Committee approved the 2008 annual grant of long-term incentive awards in the form of restricted stock and stock options based on 2007 performance. These long-term awards were granted to the named executive officers on April 1, 2008. During 2007, we achieved above target performance of our overall corporate financial performance goals, resulting in the funding of one-half of the restricted stock portion of the equity pool at 115%. In addition, during 2007, El Paso's TSR relative to its peer group was in the third quartile (41st percentile), resulting in the funding of one-half of the restricted stock portion of the equity pool at 82%. Accordingly, the restricted stock grants that were granted to the named executive officers on April 1, 2008 were funded at 98.5% of overall target (50% × (115% based on corporate financial performance + 82% based on TSR performance) = 98.5%) and were adjusted for individual performance. Stock options were granted at target and were not adjusted for corporate or individual performance. The restricted stock and stock options vest in three equal annual installments beginning one year from the date of grant. The number of shares and grant date fair market value of the restricted stock and stock options awarded in April 2008 to each named executive officer is reflected in the Grants of Plan-Based Awards table on page 51 of this proxy statement.

Annual Grant based on 2008 Performance

In February 2009, the Compensation Committee approved the 2009 annual grant of long-term incentive awards in the form of restricted stock and stock options based on 2008 performance. These long-term incentive awards are expected to be granted to the named executive officers on April 1, 2009. During 2008, we achieved target performance of our overall corporate financial performance goals, resulting in the funding of one-half of the restricted stock portion of the equity pool at 100%. However, during 2008, El Paso's TSR relative to our peer group of companies was in the fourth quartile (18th percentile), and due to this lower quartile performance, the Compensation Committee determined that the funding of one-half of the restricted stock pool based on TSR results should be at 0%. Accordingly, restricted stock grants that will occur in April 2009 based upon 2008 performance will be funded at 50% of overall target (50% × (100% based on corporate financial performance + 0% based on TSR performance) = 50%) and the value of each named executive officer's individual grant will be adjusted for individual performance, as described above. Stock options will be granted at target and will not be adjusted for corporate or individual performance. The restricted stock and stock options will vest in three equal annual installments beginning one year from the date of grant. The following table compares each named executive officer's target equity opportunity for 2008 performance versus the actual equity amount earned as described above.

Target vs. Actual
Long-Term Incentive Awards
Based on 2008 Performance

Name	2008 Performance Year Target Equity Opportunity	Percentage of Target Equity Opportunity Approved	2008 Performance Year Actual Equity Payout (1)
Douglas L. Foshee	$4,350,000	78%	$3,398,220
D. Mark Leland	$1,250,000	78%	$ 974,265
Brent J. Smolik	$1,250,000	75%	$ 937,500
James C. Yardley	$1,250,000	84%	$1,047,794
Robert W. Baker	$1,250,000	72%	$ 900,735

(1) We use a Black-Scholes valuation to convert the dollar value of the grant into options, and we use a 10 day average of the closing sales price of our stock in advance of the Compensation Committee meeting in which the awards are approved, which meeting is set pursuant to a pre-established corporate calendar, to convert the dollar value of the grant into restricted stock.

The number of shares and grant date fair market value of the restricted stock and stock options awarded in April 2009 to each named executive officer will be reflected in next year's Grants of Plan-Based Awards table in accordance with SEC reporting requirements.

2009 Base Salary Freeze

At its February 2009 meeting, the Compensation Committee determined it would be appropriate to freeze base salaries at 2008 levels for all employees, including our named executive officers. The Compensation Committee felt this action would be appropriate to reflect the company's ongoing efforts to reduce costs due to the ongoing financial crisis and the weakening economy and to better position the company for long-term success. As such, our named executive officers will not receive base salary increases in 2009. However, for the general employee population we will continue to assess the feasibility of providing base salary adjustments at some point during the year.

2009 Annual Cash Incentive Plan Changes

Also at its February 2009 meeting, the Compensation Committee determined that the corporate financial measures that will be used for our 2009 annual cash incentive program will include earnings per share, EBITDA, debt net of cash, and return on total capital ("ROTC"), and will not include cash flow from operations. Cash flow from operations was eliminated since it is primarily driven by EBITDA, which is already a performance measure, and ROTC was added in its place. ROTC is a measure of the company's ability to earn a satisfactory return on its investments, and the Compensation Committee and management believe this is an important metric given the capital intensive nature of our company.

VI. Other Compensation Policies

Regulatory Considerations

Section 162(m) imposes a limit of $1,000,000 on the amount that we may deduct for federal income tax purposes in any one year for compensation paid to our CEO and any of the our other named executive officers, other than our CFO, who are employed as of the end of the year. However, to the extent compensation is "performance-based" within the meaning of Section 162(m), the Section's limitations will not apply. Our executive compensation plans, including our omnibus plan, are structured so that awards such as cash incentive awards, stock options and restricted stock qualify as deductible performance-based compensation. While the Compensation Committee strives to make awards under our plans that are intended to qualify as performance-based compensation under Section 162(m), it is possible under certain circumstances that some portion of the compensation paid to our executive officers will not meet the standards of deductibility under

Section 162(m). The Compensation Committee reserves the right to award compensation which does not qualify as performance-based under Section 162(m) if it determines that such awards are necessary to provide a competitive compensation package to attract and retain qualified executive talent. The annual cash incentive awards, stock options and performance-based restricted stock that were granted to the named executive officers during 2008 were intended to be performance-based within the meaning of Section 162(m).

Stock Ownership

Our Corporate Governance Guidelines impose stock ownership requirements on our executive officers. These stock ownership requirements are designed to emphasize stock ownership by our executive officers and to further align their interests with our stockholders — through good times and bad. These requirements are as follows:

Position	Minimum Aggregate Value
Chief Executive Officer	5 X base salary
Other Executive Officers	2 X base salary

Each executive officer is required to meet the ownership threshold within five years of election as an executive officer. As of December 31, 2008, each of our named executive officers' ownership in our common stock exceeded the required ownership thresholds and did so in the requisite time frames. See page 10 of this proxy statement for further information regarding the stock ownership requirements for our executive officers.

Margin Trading Prohibition

In 2008, we adopted a policy prohibiting executives from hedging their ownership of company stock. Under the policy, executive officers are prohibited from holding El Paso securities in a margin account or otherwise entering into any pledge arrangement that would permit a third party to sell the El Paso securities without the executive's consent or knowledge. This prohibition also applies to our non-employee directors.

Compensation Recovery

Under our omnibus plan, which provides for grants of annual cash incentive awards and long-term incentive awards, if it is determined that an executive officer in the plan knowingly engaged in, or was grossly negligent with respect to, misconduct that causes us to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, the executive is required to reimburse us the amount of any payment in settlement of an award earned or accrued during the 12-month period following the first public issuance or filing, whichever first occurred, of the financial document that is required to be restated.

COMPENSATION COMMITTEE REPORT

Each member of the Compensation Committee is "independent," as that term is defined under (a) the NYSE listing standards, (b) the non-employee director standards of Rule 16b-3 of the Exchange Act, as amended, (c) the outside director requirements of Section 162(m) of the Code and (d) El Paso's Corporate Governance Guidelines. The Compensation Committee currently consists of Messrs. Dunlap, Joyce, Shapiro, Talbert and Wyatt and Ms. McClean.

As a Committee, our primary function is to ensure El Paso's executive compensation program is competitive so that El Paso can attract and retain executive personnel and performance-based so that the interests of El Paso's management are aligned with both the short-term and long-term interests of El Paso's stockholders. We engage an independent executive compensation consulting firm to assist us in our review of El Paso's executive and director compensation programs to ensure these programs are competitive and consistent with our stated objectives. The compensation consultant is retained by and is directly accountable to us and we review all related fees paid to the compensation consultant. We have no interlocks or insider participation and we engage in annual self evaluations to determine our effectiveness as a Committee. We have adopted a charter which may be found on El Paso's website at *www.elpaso.com.*

Compensation Committee Statement

We have prepared this Compensation Committee Report as required by the Securities and Exchange Commission. We have reviewed and discussed with El Paso's management the Compensation Discussion and Analysis included in this proxy statement, and based on that review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Current Members of the Compensation Committee of the Board of Directors

Steven J. Shapiro	James L. Dunlap	William H. Joyce	Ferrell P. McClean	J. Michael Talbert	Joe B. Wyatt
(Chairman)	(Member)	(Member)	(Member)	(Member)	(Member)

Summary Compensation Table

The following table and the narrative text that follows it provide a summary of the compensation earned or paid in 2008, 2007 and 2006 to our CEO, our CFO and our three other most highly compensated executive officers according to applicable SEC regulations. The compensation reflected for each individual was for their services provided in all capacities to us and our subsidiaries. This table also identifies the principal capacity in which each of the named executive officers served us at the end of 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4) (5)	All Other Compensation ($) (6)	Total ($)
Douglas L. Foshee	2008	$1,037,502	$ 0	$2,421,765	$2,145,868	$ 593,220	$139,878	$118,212	$6,456,445
President & Chief	2007	$ 987,507	$ 0	$2,241,918	$1,957,958	$1,518,000	$109,884	$166,399	$6,981,666
Executive Officer	2006	$ 950,004	$ 0	$1,643,310	$1,684,220	$1,400,000	$106,714	$109,408	$5,893,656
D. Mark Leland	2008	$ 519,756	$ 0	$ 844,768	$ 589,900	$ 162,000	$ 13,116	$ 43,905	$2,173,445
Executive Vice President &	2007	$ 513,567	$ 0	$ 786,232	$ 479,222	$ 430,358	$ 223	$ 45,163	$2,254,765
Chief Financial Officer	2006	$ 483,750	$ 0	$ 457,363	$ 331,515	$ 490,050	$ 2,974	$ 40,146	$1,805,798
Brent J. Smolik	2008	$ 562,392	$ 0	$1,003,516	$ 495,830	$ 172,500	$ 46,011	$ 26,950	$2,307,199
Executive Vice President &	2007	$ 550,008	$ 0	$1,683,289	$ 264,828	$ 622,100	$ 27,924	$360,113	$3,508,262
President of Exploration & Production	2006	$ 91,668	$500,000	$ 250,007	$ 0	$ 177,000	$ 0	$ 48,134	$1,066,809
James C. Yardley	2008	$ 511,263	$ 0	$ 715,866	$ 555,143	$ 195,000	$ 57,869	$ 48,395	$2,083,536
Executive Vice President,	2007	$ 500,004	$ 0	$ 639,066	$ 404,451	$ 432,191	$ 189	$ 86,947	$2,062,848
Pipeline Group	2006	$ 385,680	$ 0	$ 215,278	$ 162,816	$ 569,536	$ 56,065	$119,338	$1,508,713
Robert W. Baker	2008	$ 456,696	$ 0	$ 738,217	$ 582,433	$ 120,000	$ 66,168	$ 35,882	$1,999,396
Executive Vice President &	2007	$ 451,257	$ 0	$ 722,122	$ 476,535	$ 315,120	$ 43,010	$ 39,143	$2,047,187
General Counsel	2006	$ 432,807	$ 0	$ 456,677	$ 345,269	$ 401,885	$ 47,722	$ 33,628	$1,717,988

(1) The amount reflected in this column for 2008 is the amount of compensation cost recognized in 2008 for restricted stock granted in 2008 and prior years for each named executive officer. The calculation of these amounts disregards the estimate of forfeitures related to time-based vesting conditions. The grant date fair market value of the restricted stock computed in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), *Share- Based Payment* ("SFAS No. 123(R)") used to calculate these amounts is the same as that used for our stock-based compensation disclosure in Note 16 to our financial statements included in our 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009, and our Annual Reports on Form 10-K for prior years.

(2) The amount reflected in this column for 2008 is the amount of compensation cost recognized in 2008 for stock options granted in 2008 and prior years for each named executive officer. The calculation of these amounts disregards the estimate of forfeitures related to time-based vesting conditions. The grant date fair market value of the stock options computed in accordance with SFAS No. 123(R) used to calculate these amounts is the same as that used for our stock-based compensation disclosure in Note 16 to our financial statements included in our 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009, and our Annual Reports on Form 10-K for prior years.

(3) The amount in this column for 2008 reflects each named executive officer's annual cash incentive bonus earned for 2008 performance. Annual cash incentive bonuses are performance-based and driven by company and individual performance. Amounts for 2008 will be paid to the named executive officers in March, 2009. See the discussion under "Annual Cash Incentive Awards for 2008 Performance" in the Compensation Discussion and Analysis for additional information.

(4) The amount in this column for 2008 reflects the annual change in the actuarial present value of each named executive officer's accumulated pension and supplemental pension benefits. The change in pension value is generally equal to the difference between the actuarial present value at the end of the year and the beginning of the year. Effective January 1, 2008, we adopted the measurement date provisions of Statement of Financial

Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS No. 158") and changed the measurement date of our pension and supplemental pension plans from September 30 to December 31. The reported values above have been annualized by multiplying the 15-month change in pension value from September 30, 2007 to December 31, 2008 by 12/15. The annual change in the actuarial present value of Messrs. Foshee's, Leland's, Smolik's, Yardley's and Baker's accumulated pension and supplemental pension benefits for 2008 is $133,632, $11,269, $45,747, $56,258, and $64,354, respectively. In addition, effective January 1, 2008, the Pension Plan was amended to permit participants to elect to receive their pension benefits in the form of an unlimited lump sum (the supplemental pension plan already permitted unlimited lump sum payouts). Due to this amendment, our calculations as of December 31, 2008 assume participants elect their pension benefits as a lump sum. Our 2007 and 2006 disclosures using a September 30 measurement date reflected a single life annuity form of pension payment for all participants since their projected pension benefits exceeded the previous lump sum limit of $100,000. The impact for this change in methodology for Messrs. Foshee, Leland, Smolik, Yardley and Baker is $1,224, $15,694, $268, $70,674 and $4,069, respectively.

(5) The amount in this column for 2008 also reflects above-market interest credited to the named executive officers' supplemental Retirement Savings Plan account balances. During 2008, interest was credited to the balance of each executive officer's supplemental Retirement Savings Plan account balance on a monthly basis at a rate equal to the average of Moody's Seasoned Aaa Corporate Bond Rate and Moody's Seasoned Baa Corporate Bond Rate, as published by Moody's Investors Services, Inc. It was determined that the rate of interest exceeded 120 percent of the applicable federal long-term rate for each month during 2008. The total amount of the above-market interest credited to Messrs. Foshee's, Leland's, Smolik's, Yardley's and Baker's supplemental Retirement Savings Plan account balance during 2008 was $6,246, $1,847, $264, $1,611 and $1,814, respectively. See the Nonqualified Deferred Compensation table and narrative description on pages 58 and 59 of this proxy statement for a description of the named executive officer's supplemental Retirement Savings Plan benefits.

(6) The compensation reflected in the "All Other Compensation" column for 2008 for each of the named executive officers includes company matching contributions to our Retirement Savings Plan, supplemental company matching contributions for the Retirement Savings Plan accrued under our 2005 Supplemental Benefits Plan, the incremental cost to El Paso of personal use of aircraft, annual executive physicals and tax reimbursements, which are listed in the table immediately below.

All Other Compensation included in the Summary Compensation Table for 2008

Name	Company Matching Contributions to the Retirement Savings Plan ($)	Supplemental Company Matching Contributions Accrued under the 2005 Supplemental Benefits Plan ($) (A)	Personal Use of Aircraft ($) (B)	Annual Executive Physicals ($) (C)	Tax Reimbursements ($) (D)	Total ($)
Douglas L. Foshee	$10,350	$104,648	$ 46	$2,243	$ 925	$118,212
D. Mark Leland	$10,350	$ 32,405	$ 0	$1,150	$ 0	$ 43,905
Brent J. Smolik	$10,350	$ 14,958	$ 362	$1,150	$ 130	$ 26,950
James C. Yardley	$10,350	$ 32,106	$1,116	$2,850	$1,973	$ 48,395
Robert W. Baker	$10,350	$ 24,382	$ 0	$1,150	$ 0	$ 35,882

(A) The compensation reflected in this column for each of the named executive officers for 2008 includes supplemental company matching contributions for the Retirement Savings Plan which were accrued under the 2005 Supplemental Benefits Plan. Supplemental company matching contributions accrued under the 2005 Supplemental Benefits Plan are also disclosed as registrant contributions in the Nonqualified Deferred Compensation table on page 58 of this proxy statement.

(B) El Paso makes available for business use to its executive officers private aircraft leased by El Paso. The amount shown in this column for Mr. Foshee for 2008 reflects the incremental cost to El Paso for occasions when family members accompanied him on business-related flights on private aircraft leased by El Paso. The amount shown for Mr. Yardley likewise reflects the incremental cost to El Paso for an occasion when his spouse accompanied him on a business-related flight on private aircraft leased by El Paso, as well as occasions when his spouse accompanied him on business-related flights using a commercial carrier. The amount shown for Mr. Smolik reflects an occasion when his spouse accompanied him on a business-related flight using a commercial carrier. Incremental cost is calculated based on the variable operating costs to El Paso, which include hourly rate fees, fuel charges, segment fees, federal excise taxes and, if applicable, international fees and does not include the fixed costs associated with the lease agreements since private aircraft are used primarily for business purposes. When the executive officer's use of leased aircraft or a guest's travel does not meet the IRS's standard for business use, but nevertheless is determined by us to be business-related, the cost of that travel is imputed as income to the executive officer and a gross-up payment for taxes is provided. Any tax reimbursements with respect to the imputed income for the travel are reflected in the "Tax Reimbursements" column of this table.

(C) The amounts in this column for 2008 reflect the cost to El Paso for the executive officer annual physicals.

(D) The amounts in this column for 2008 for Messrs. Foshee, Smolik and Yardley reflect tax reimbursements associated with imputed income for personal air travel that does not meet the IRS's standard for business use.

In addition to the items included in the above table that could be characterized as having a personal benefit, El Paso provided a separate parking space for Mr. Foshee during a portion of 2008. Mr. Foshee's use of the parking space is not included in the table above because there is no incremental cost to El Paso for Mr. Foshee's use of this parking space. The named executive officers may also use season tickets purchased by El Paso to attend sporting events when the tickets are not otherwise being used for business purposes. The named executive officers' use of these tickets for personal reasons is not included in the table above because there is no incremental cost to El Paso.

Grants of Plan-Based Awards Table

The following table sets forth the range of potential annual cash incentive bonuses for 2008 performance as a dollar amount for each of the named executive officers. The table also sets forth the number of shares of restricted stock and the number of securities underlying stock options awarded during 2008 to the named executive officers. In satisfaction of applicable SEC regulations, the table further sets forth the date of grant for each restricted stock and stock option award and the date on which the Compensation Committee took action to approve the grant of such award. The table also sets forth the per-share exercise price of the stock options granted during 2008, the closing market price of our common stock on the date of grant of stock options, and the grant date fair market value of the restricted stock and stock options awarded during 2008. The restricted stock and stock options in this table were granted under our 2005 Omnibus Incentive Compensation Plan, which provides that the average between the high and low selling prices at which our common stock traded on the date of grant is used as the exercise price (or strike price) for stock options.

Grants of Plan-Based Awards
During the Year Ended December 31, 2008

| Name | Grant Date | Date of Compensation Committee Action | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) | | | | All Other Stock Awards: Number of Shares of Stock or Units (#) (3) | All Other Option Awards: Number of Securities Underlying Options (#) (4) | Exercise or Base Price of Option Awards ($/Sh) (5) | Closing Market Price of Underlying Securities on Grant Date ($/Sh) (6) | Grant Date Fair Value of Stock and Option Awards ($) (7) |
			Threshold Not Met ($)	Threshold ($)	Target ($)	Maximum ($) (2)					
Douglas L. Foshee											
Short-Term Incentive	N/A	N/A	$0	$630,000	$1,260,000	$2,835,000					
Restricted Stock	4/1/2008	2/6/2008					139,115				$2,323,916
Stock Options	4/1/2008	2/6/2008						376,950	$16.71	$16.81	$2,164,560
D. Mark Leland											
Short-Term Incentive	N/A	N/A	$0	$155,927	$ 311,854	$ 701,672					
Restricted Stock	4/1/2008	2/6/2008					43,610				$ 728,505
Stock Options	4/1/2008	2/6/2008						108,319	$16.71	$16.81	$ 622,000
Brent J. Smolik											
Short-Term Incentive	N/A	N/A	$0	$254,934	$ 509,868	$1,147,203					
Restricted Stock	4/1/2008	2/6/2008					39,976				$ 667,799
Stock Options	4/1/2008	2/6/2008						108,319	$16.71	$16.81	$ 622,000
James C. Yardley											
Short-Term Incentive	N/A	N/A	$0	$193,131	$ 386,262	$ 869,090					
Restricted Stock	4/1/2008	2/6/2008					36,341				$ 607,076
Stock Options	4/1/2008	2/6/2008						108,319	$16.71	$16.81	$ 622,000
Robert W. Baker											
Short-Term Incentive	N/A	N/A	$0	$137,009	$ 274,018	$ 616,541					
Restricted Stock	4/1/2008	2/6/2008					36,341				$ 607,076
Stock Options	4/1/2008	2/6/2008						108,319	$16.71	$16.81	$ 622,000

(1) These columns show the potential value of the payout of the annual cash incentive bonuses for 2008 performance for each named executive officer if the threshold, target and maximum performance levels are achieved. The potential payout is performance-based and driven by company and individual performance. The actual amount of the annual cash incentive bonuses paid for 2008 performance is shown in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column.

(2) The values in this column reflect that the maximum amount of annual cash incentive bonuses for Messrs. Foshee, Leland, Smolik, Yardley and Baker for 2008 performance was capped at 2.25 times the executive officer's target bonus opportunity for the year.

(3) This column shows the number of shares of restricted stock granted in 2008 to the named executive officers. The shares of restricted stock time vest in three equal annual installments beginning one year from the date of grant.

(4) This column shows the number of stock options granted in 2008 to the named executive officers. The stock options time vest in three equal annual installments beginning one year from the date of grant.

51

(5) This column shows the exercise price for the stock options granted during 2008, which was the average between the high and low selling prices at which our common stock traded on the date of grant.

(6) This column shows the closing market price of a share of our common stock on the date of grant of the stock options.

(7) This column shows the grant date fair value of restricted stock computed in accordance with SFAS No. 123(R) and the grant date fair value of stock options computed in accordance with SFAS No. 123(R) granted to the named executive officers during 2008. Generally, the grant date fair value is the amount expensed in our financial statements over the vesting schedule of the restricted stock and stock options.

The following is a description of material factors necessary to understand the information regarding the stock awards and option awards reflected in the Grants of Plan-Based Awards table. The awards reflected in the Grants of Plan-Based Awards table are shares of restricted stock and non-qualified stock options to purchase shares of our common stock which were approved by the Compensation Committee on February 6, 2008, and granted to the named executive officers on April 1, 2008, as part of our 2008 annual grant of long-term incentive awards. The equity awards were granted under our 2005 Omnibus Incentive Compensation Plan. In 2008, the value of restricted stock awards granted as part of our annual grant of long-term incentive awards was based on both company and individual performance. The grant date fair value per share for the restricted stock granted on April 1, 2008 was $16.705, computed in accordance with SFAS No. 123(R). The grant date fair value per option for the stock options granted on April 1, 2008 was $5.7423, computed using a Black-Scholes option-pricing model based on several assumptions and in accordance with SFAS No. 123(R). These assumptions are based on management's best estimate at the time of grant and are listed below, as follows:

	Grant Date 04/01/2008
Expected Term in Years	6.0
Expected Volatility	35%
Expected Dividends	1%
Risk-Free Interest Rate	2.8%

Restricted stock carries voting and dividend rights. Dividends are paid on restricted stock directly to the holder of the restricted stock and at the same rate as other holders of our common stock. Dividends are not paid on unexercised stock options. The amount of dividends received during 2008 on shares of unvested restricted stock granted to the named executives is factored into the grant date fair value per share in accordance with SFAS No. 123(R) and is not required to be included in the Grants of Plan-Based Awards table but is reflected in the table below.

Name	Dividends Received during 2008 on Restricted Stock ($)
Douglas L. Foshee	$59,659
D. Mark Leland	$19,510
Brent J. Smolik	$23,399
James C. Yardley	$15,833
Robert W. Baker	$17,466

The restrictions will lapse on any unvested shares of restricted stock and any unvested stock options become fully exercisable in the event of an executive's termination of employment without cause or by the executive for "good reason," if applicable, within two years following a "change in control" of El Paso. See pages 69-75 of this proxy statement for a summary of our 2005 Omnibus Incentive Compensation Plan and page 74 for the definitions of "good reason" and "change in control." The total value of restricted stock can be realized only if the executives remain employees of El Paso for the required vesting period. Stock options generally expire ten years from the date of grant. However, stock options are subject to forfeiture and/or time limitations on exercise in the event of a termination of employment.

Employment Agreements

As indicated in the Compensation Discussion and Analysis, we do not enter into employment agreements with our named executive officers.

Outstanding Equity Awards Table

The following table sets forth, on an award-by-award basis, the number of securities underlying unexercised stock options and the total number and aggregate market value of shares of unvested restricted stock held by the named executive officers as of December 31, 2008. The table also provides the exercise price and date of expiration of each unexercised stock option.

Outstanding Equity Awards at December 31, 2008

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)					
Name	Exercisable	Unexercisable	Option Exercise Price ($) (7)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (11)
Douglas L. Foshee	1,000,000	0	$ 7.345	9/02/2013	41,667(8)	$ 326,253
	375,000	0	$ 7.090	4/01/2014	133,998(9)	$1,049,204
	302,962	100,988(1)	$10.685	4/01/2015	139,115(10)	$1,089,270
	168,481	84,241(2)	$12.155	4/03/2016		
	123,090	246,180(3)	$14.580	4/02/2017		
	0	376,950(4)	$16.705	4/01/2018		
D. Mark Leland	63,000	0	$42.125	10/25/2009	11,518(8)	$ 90,186
	55,000	0	$62.975	1/29/2011	52,740(9)	$ 412,954
	6,375	0	$62.975	1/29/2011	43,610(10)	$ 341,466
	20,000	0	$46.275	8/13/2011		
	53,125	0	$ 7.090	4/01/2014		
	36,810	12,270(1)	$10.685	4/01/2015		
	37,500	12,500(5)	$11.990	8/10/2015		
	46,575	23,288(2)	$12.155	4/03/2016		
	35,371	70,741(3)	$14.580	4/02/2017		
	0	108,319(4)	$16.705	4/01/2018		
Brent J. Smolik	35,371	70,741(3)	$14.580	4/02/2017	35,160(9)	$ 275,303
	0	108,319(4)	$16.705	4/01/2018	39,976(10)	$ 313,012
James C. Yardley	63,000	0	$42.125	10/25/2009	4,180(8)	$ 32,729
	55,000	0	$62.975	1/29/2011	3,333(6)	$ 26,097
	6,375	0	$62.975	1/29/2011	47,466(9)	$ 371,659
	40,000	0	$46.275	8/13/2011	36,341(10)	$ 284,550
	48,875	0	$ 7.090	4/01/2014		
	34,096	11,366(1)	$10.685	4/01/2015		
	16,901	8,451(2)	$12.155	4/03/2016		
	13,333	6,667(6)	$14.275	8/16/2016		
	35,371	70,741(3)	$14.580	4/02/2017		
	0	108,319(4)	$16.705	4/01/2018		
Robert W. Baker	40,000	0	$42.125	10/25/2009	9,215(8)	$ 72,153
	15,334	0	$49.468	8/01/2010	49,224(9)	$ 385,424
	55,000	0	$62.975	1/29/2011	36,341(10)	$ 284,550
	6,375	0	$62.975	1/29/2011		
	40,000	0	$46.275	8/13/2011		
	140,000	0	$ 7.090	4/01/2014		
	90,888	30,297(1)	$10.685	4/01/2015		
	37,260	18,630(2)	$12.155	4/03/2016		
	35,371	70,741(3)	$14.580	4/02/2017		
	0	108,319(4)	$16.705	4/01/2018		

(1) These are stock options that were granted as part of the 2005 annual grant of long-term incentive awards and time vest in four equal annual installments beginning one year from the date of grant, with the remaining vesting date on April 1, 2009.

(2) These are stock options that were granted as part of the 2006 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with the remaining vesting date on April 3, 2009.

(3) These are stock options that were granted as part of the 2007 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with the remaining vesting dates on April 2, 2009 and April 2, 2010.

(4) These are stock options that were granted as part of the 2008 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with vesting dates on April 1, 2009, April 1, 2010 and April 1, 2011.

(5) On August 10, 2005, Mr. Leland received an additional grant of 50,000 stock options in connection with his appointment as Executive Vice President and Chief Financial Officer. The stock options time vest in four equal annual installments beginning one year from the date of grant, with the remaining vesting date on August 10, 2009.

(6) On August 16, 2006, Mr. Yardley received an additional grant of long-term incentive awards in the form of 20,000 stock options and 10,000 shares of restricted stock in connection with his appointment as Executive Vice President of El Paso and Chairman of our Pipeline Group. The stock options and restricted stock time vest in three equal annual installments beginning one year from the date of grant, with the remaining vesting date on August 16, 2009.

(7) The average between the high and low selling prices at which our common stock traded on the grant date is used as the exercise price (or strike price) for stock options. No cash is realized until the shares received upon exercise of an option are sold.

(8) These are shares of restricted stock that were granted as part of the 2006 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with the remaining vesting date on April 3, 2009.

(9) These are shares of restricted stock that were granted as part of the 2007 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with the remaining vesting dates on April 2, 2009 and April 2, 2010.

(10) These are shares of restricted stock that were granted as part of the 2008 annual grant of long-term incentive awards and time vest in three equal annual installments beginning one year from the date of grant, with vesting dates on April 1, 2009, April 1, 2010 and April 1, 2011.

(11) The values represented in this column have been calculated by multiplying $7.83, the closing price of our common stock on December 31, 2008 by the number of shares of stock.

Option Exercises and Stock Vested Table

The following table sets forth information concerning stock option exercises and vesting of restricted stock during 2008 for each of the named executive officers. In satisfaction of applicable SEC regulations, the number of securities for which stock options were exercised (if any) and the aggregate dollar value realized upon the exercise of such stock options is reflected in this table. The number of shares of restricted stock that have vested and the aggregate dollar value realized upon the vesting of such restricted stock is also reflected. None of the named executive officers exercised stock options during 2008.

Option Exercises and Stock Vested
During Fiscal Year 2008

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Douglas L. Foshee	0	$0	193,445	$3,131,001
D. Mark Leland	0	$0	54,093	$ 895,920
Brent J. Smolik	0	$0	90,627	$ 977,328
James C. Yardley	0	$0	38,537	$ 637,112
Robert W. Baker	0	$0	53,261	$ 884,491

(1) The values represented in this column for restricted stock have been calculated by multiplying the per share fair market value of the underlying shares on the vesting date by the number of shares of restricted stock that vested.

Pension Benefits Table

The following table sets forth information with respect to the pension benefits of each of the named executive officers. El Paso sponsors a qualified Pension Plan and supplemental benefits plans in which the named executive officers participate. In satisfaction of applicable SEC regulations, this table provides the number of years of service credited to the named executive officers, the actuarial present value of the named executive officer's accumulated benefits at the earliest unreduced retirement age and the dollar amount of benefits paid, if any, to a named executive officer under each of the plans during 2008. No pension benefits were paid to the named executive officers during the year.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Fiscal Year ($)
Douglas L. Foshee	Pension Plan	5	$ 59,311	$0
	Supplemental Benefits Plan	1	$ 61,976	$0
	2005 Supplemental Benefits Plan	4	$ 428,469	$0
D. Mark Leland	Pension Plan	23	$ 190,232	$0
	Supplemental Benefits Plan	19	$ 207,156	$0
	2005 Supplemental Benefits Plan	4	$ 0	$0
Brent J. Smolik	Pension Plan	2	$ 21,724	$0
	Supplemental Benefits Plan	0	$ 0	$0
	2005 Supplemental Benefits Plan	2	$ 63,373	$0
James C. Yardley	Pension Plan	31	$ 891,038	$0
	Supplemental Benefits Plan	27	$1,185,244	$0
	2005 Supplemental Benefits Plan	4	$ 0	$0
Robert W. Baker	Pension Plan	12	$ 166,774	$0
	Supplemental Benefits Plan	8	$ 117,872	$0
	2005 Supplemental Benefits Plan	4	$ 144,627	$0

(1) Credited service shown for Mr. Leland was 16 years as of December 31, 2001 for his Minimum Benefit (as described below), and for Mr. Yardley was 27 years as of December 31, 2004 for his Sonat Transition Benefit (as described below). Credited service shown for Mr. Baker reflects years of participation since January 1, 1997, when he became eligible to participate in these plans.

(2) The present value of the named executive officers' accumulated pension benefits in this column reflects a 6.33 percent discount rate and December 31, 2008 measurement date. The calculations reflect an age 65 commencement date except for Messrs. Leland and Yardley whose calculations reflect their earliest unreduced retirement age. Mr. Leland has a Minimum Benefit (as described below) and will have 30 years of credited service prior to age 60, and therefore would be eligible for an unreduced early retirement benefit at age 60. Mr. Yardley has a Sonat Transition Benefit (as described below) and would be eligible for an unreduced early retirement benefit at age 62.

The following is a description of material factors necessary to understand the information disclosed above in the Pension Benefits table for each of the named executive officers. Effective January 1, 1997, we amended our qualified Pension Plan to provide pension benefits under a cash balance plan formula that defines participants' accrued benefits in terms of a notional cash account balance. Eligible employees become participants in the Pension Plan immediately upon employment and are fully vested in their benefits upon the earliest of the completion of three years of service or attainment of age 65. At the end of each calendar quarter, participant cash account balances are increased by an interest credit based on 5-Year Treasury bond yields, subject to a minimum interest credit of

4 percent per year, plus a pay credit equal to a percentage of salary and bonus. The pay credit percentage is based on the sum of age plus service at the end of the prior calendar year according to the following schedule:

Age Plus Service	Pay Credit Percentage
Less than 35	4%
35 to 49	5%
50 to 64	6%
65 and over	7%

Prior to adopting a cash balance plan on January 1, 1997, we provided pension benefits under a plan that defined monthly benefits based on final average earnings and years of service (the "Prior Plan"). The Pension Plan provides for a special transition benefit for employees who were participants in the Prior Plan on December 31, 1996. These employees continued to accrue benefits under the old plan formula (the "Minimum Benefit") through December 31, 2001, or termination, if earlier. The Minimum Benefit is based on years of credited service and the average of the highest five consecutive years of compensation out of the last ten years, subject to maximum limitations as defined under the Pension Plan. The initial cash account balance was equal to the present value of the Prior Plan benefit as of December 31, 1996. Upon separation of employment, these participants (including Mr. Leland) will receive the greater of the Minimum Benefit or a benefit based on their cash account balance.

The Pension Plan also provides for a special transition benefit for former Sonat Inc. employees who were participants in the Sonat Retirement Plan on December 31, 1999, and who became active participants in the Pension Plan on January 1, 2000. These participants continued to accrue benefits under the Sonat retirement plan formula (the "Sonat Transition Benefit") through December 31, 2004, or termination, if earlier. The Sonat Transition Benefit is based on years of credited service and the average of the highest five consecutive years of compensation out of the last ten years, subject to maximum limitations as defined under the Pension Plan. The initial cash account balance was equal to the present value of the Sonat Retirement Plan benefit as of December 31, 1999. Upon separation of employment, these participants (including Mr. Yardley) will receive the greater of the Sonat Transition Benefit or a benefit based on their cash account balance. Additionally, active participants in the Pension Plan on January 1, 2000, who had a Sonat cash account benefit on December 31, 1999, will receive this cash balance benefit upon their termination of employment.

Amounts in the Pension Benefits table reported as the actuarial present value of each named executive officer's accumulated benefits are calculated as of December 31, 2008 using SFAS No. 158 assumptions. These are the same assumptions that are used for our pension liability disclosure in Note 14 to our financial statements included in our 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009. However, the amounts in the Pension Benefits table assume no pre-retirement decrements (i.e., that the named executive officers work and survive to retirement age) and reflect an age 65 commencement date for Messrs. Foshee, Smolik and Baker, an age 60 commencement date for Mr. Leland, and an age 62 commencement date for Mr. Yardley.

Under our qualified Pension Plan and applicable Code provisions, compensation in excess of $230,000 cannot be taken into account and the maximum payable benefit in 2008 was $185,000. For 2008, any excess benefits otherwise accruing under our Pension Plan were payable under the 2005 Supplemental Benefits Plan which was adopted effective January 1, 2005 in connection with the implementation of Section 409A of the Code. The 2005 Supplemental Benefits Plan replaced our prior Supplemental Benefits Plan for benefits accruing after 2004. The benefits that accrue under the 2005 Supplemental Benefits Plan are supplemental benefits for officers and key management employees (including all of the named executive officers) who could not be paid under our Pension Plan and/or Retirement Savings Plan due to certain Code limitations. The supplemental pension benefits under the 2005 Supplemental Benefits Plan, when combined with the supplemental pension benefits the executive is entitled to receive under our prior Supplemental Benefits Plan and the amounts a participant is entitled to receive under the qualified Pension Plan, will be the actuarial equivalent of the Pension Plan's benefit formula had the limitations of the Code not been applied. The named executive officers will receive their supplemental pension benefits upon termination of employment in the form of a lump sum payment, except that supplemental pension benefit payments under the 2005 Supplemental Benefits Plan to certain "specified employees" (including all of the named executive officers), as determined pursuant to Section 409A of the Code, will be delayed until six months after their termination of employment. The supplemental Retirement Savings Plan benefits under the plan include a credit equal to the amount of the matching contribution to the Retirement Savings Plan that cannot be made due to Code limitations. See the Nonqualified Deferred Compensation table below for additional information regarding the named executive officers' supplemental Retirement Savings Plan benefits. The 2005 Supplemental Benefits Plan and prior Supplemental Benefits Plan may not be terminated so long as the Pension Plan and/or Retirement Savings Plan remain in effect. The management committee of the plans designates who may participate and also administers the plan. In the event of a change in control of El Paso or in the event of a participant's death, supplemental pension benefits become fully vested and nonforfeitable. A change in control under the plans has the same meaning as under the 2005 Omnibus Incentive Compensation Plan. See the summary of the 2005 Omnibus Incentive Compensation Plan beginning on page 69 of this proxy statement.

Named Executive Officers Eligible for Early Retirement. Since Mr. Yardley is age 57, he is eligible for early retirement benefits payable from the Pension Plan and the Supplemental Benefits Plan. If Mr. Yardley had terminated employment on December 31, 2008 and commenced his benefits as of January 1, 2009, his present value of accumulated benefits would have been $1,320,000 for the Pension Plan and $1,760,000 for the Supplemental Benefits Plan (based on the same assumptions used above). Note that these amounts exceed those shown in the Pension Benefits table for Mr. Yardley because the value of the early retirement benefits is greater at his current age.


Nonqualified Defined Contribution and
Other Nonqualified Deferred Compensation Plans


The following table sets forth information with respect to nonqualified defined contribution plans for each of the named executive officers as of December 31, 2008. We sponsor a supplemental benefits plan that provides for the crediting of matching contributions that could not be paid under the Retirement Savings Plan due to Code limitations. We do not sponsor a traditional nonqualified deferred compensation plan that provides for deferrals of base salary and bonuses for executive officers. None of the named executive officers had withdrawals or distributions of supplemental Retirement Savings Plan benefits during 2008.


Nonqualified Deferred Compensation
as of December 31, 2008


Name	Registrant Contributions in Last Fiscal Year ($) (1)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year End ($) (2)
Douglas L. Foshee	$104,648	$29,646	$491,952
D. Mark Leland	$ 32,405	$ 8,753	$145,784
Brent J. Smolik	$ 14,958	$ 1,179	$ 28,928
James C. Yardley	$ 32,106	$ 7,605	$132,639
Robert W. Baker	$ 24,382	$ 8,605	$142,226

(1) The amounts in this column are reported as compensation to the named executive officers in the Summary Compensation Table in the "All Other Compensation" column as supplemental company matching contributions for the Retirement Savings Plan which were accrued under the 2005 Supplemental Benefits Plan. See footnote 6 to the Summary Compensation Table on page 49 of this proxy statement.

(2) Of the totals in this column, $435,312 for Mr. Foshee, $114,820 for Mr. Leland, $27,521 for Mr. Smolik, $89,173 for Mr. Yardley and $123,660 for Mr. Baker was reported as compensation in the Summary Compensation Table included in our proxy statement for this year and prior years.

The following is a description of material factors necessary to understand the information disclosed above in the Nonqualified Deferred Compensation table for each of the named executive officers. The registrant's contributions reflected in this table include supplemental company matching contributions for the Retirement Savings Plan which are accrued under our supplemental benefits plans. The supplemental Retirement Savings Plan benefits are excess benefits in the form of company matching contributions that cannot be made under the Retirement Savings Plan due to Code limitations. During 2008, these excess benefits were credited to each executive's supplemental Retirement Savings Plan account balance under the 2005 Supplemental Benefits Plan. The plan administrator determines the rate of interest, if any, periodically attributable to the balance of each supplemental Retirement Savings Plan account. For 2008, interest was credited to the balance of each executive's supplemental Retirement Savings Plan account balance on a monthly basis at a rate equal to the average of Moody's Seasoned Aaa Corporate Bond Rate and Moody's Seasoned Baa Corporate Bond Rate, as published by Moody's Investors Services, Inc. The balance of each executive's supplemental Retirement Savings Plan account will be paid upon termination of employment in a lump sum payment except that benefit payments under the 2005 Supplemental Benefits Plan to certain "specified employees" (including all of the named executive officers), as determined pursuant to Section 409A of the Code, will be delayed until six months after termination. See the description of our supplemental benefits plans beginning on page 57 of this proxy statement for further information.

Potential Payments upon Termination or Change in Control

The following tables reflect the incremental value of compensation and benefits each named executive officer would receive in the event of an involuntary termination without cause, retirement, death, disability, termination with cause and a change in control of El Paso relative to a voluntary termination of employment by the executive. All amounts are based upon amounts payable in the event the termination event occurs as of December 31, 2008, and thus include amounts earned through such time. All amounts are estimates of the amounts which would be paid to the executive officers upon their termination. The actual amounts to be paid can only be determined at the time of such executive officer's termination. The Compensation Committee reviews this information each year as part of its overall analysis and review of executive compensation.

Potential Payments upon Termination or Change in Control
Assuming Termination Event Occurs
on December 31, 2008

Payments made upon Voluntary Termination

The following table reflects the total value of payments the named executive officers would receive in the event of a voluntary termination. In the event a named executive officer voluntarily terminates his or her employment, the executive officer is entitled to his or her vested benefits under our Pension Plan and Retirement Savings Plan (including supplemental benefits). The named executive officer will make an election to commence the qualified component of his or her pension benefit. Supplemental pension and supplemental Retirement Savings Plan benefits are paid in lump sum. Under our equity compensation plans, unvested restricted stock and stock options are forfeited in the event of a voluntary termination. Unless stock options expire by their own terms, vested stock options may be exercised for a period of three months.

Payments made upon Voluntary Termination

Name	Pension Benefits ($) (1) (2)	Supplemental Pension Benefits ($) (2)	Retirement Savings Plan Benefits ($)	Supplemental Retirement Savings Plan Benefits ($)	Continued Medical Benefits ($) (3)	Equity Awards ($) (4)	Total ($)
Douglas L. Foshee	$ 71,268	$ 589,317	$106,065	$491,952	$ 0	$762,500	$2,021,102
D. Mark Leland	$ 209,825	$ 279,213	$276,233	$145,784	$ 0	$ 39,313	$ 950,368
Brent J. Smolik(5)	$ 0	$ 0	$ 62,792	$ 28,928	$ 0	$ 0	$ 91,720
James C. Yardley	$1,154,996	$1,540,473	$597,194	$132,639	$2,868	$281,239	$3,709,409
Robert W. Baker	$ 192,803	$ 303,469	$536,377	$142,226	$ 0	$103,600	$1,278,475
Total							$8,051,074

(1) The amounts in this column reflect a lump sum payment.

(2) The amounts in these columns may differ from the amounts in the Pension Benefits table due to several factors, including the use of different assumptions and the timing of commencement of payment.

(3) For Mr. Yardley, a voluntary termination would be treated as a qualified retirement. Therefore, for Mr. Yardley, this column shows the value of continued medical, dental and vision benefits for a period of three months at no cost.

(4) Unvested restricted stock and stock options are forfeited in the event of a voluntary termination. This column shows the value of vested stock options held by the named executive officer calculated using the difference between $7.83, the closing price of our common stock on December 31, 2008 and the applicable exercise price for each stock option. Mr. Yardley is age 57 and eligible for early retirement. Therefore, for Mr. Yardley, this column also shows the value of shares of restricted stock that vest on a pro-rata basis in the event of retirement calculated using $7.83, the closing price of our common stock on December 31, 2008.

(5) As of December 31, 2008, Mr. Smolik was not vested in his pension benefits.

Incremental Payments made upon Involuntary Termination without Cause

The following table reflects the incremental value of enhanced benefits the named executive officers would receive in the event of an involuntary termination without cause above the compensation and benefits the executive officer is entitled to as a result of a voluntary termination, which include a severance payment, continued medical benefits and the value of restricted stock that vests on a pro-rata basis. El Paso sponsors a Severance Pay Plan that provides benefits to the named executive officers following an involuntary termination without cause. The Severance Pay Plan is a broad-based employee plan providing severance benefits following a "qualifying termination" for all of our salaried employees and employees of certain of our subsidiaries, including the named executive officers. A "qualifying termination" is (1) a termination upon the elimination of the participant's position, or (2) a termination as a result of a reduction in force. The amount of severance pay is based on the individual's years of service and his or her compensation level. The maximum amount of severance pay is 1X the participant's annual base salary. Severance pay is paid in lump sum as soon as administratively practicable following termination. Participants are also entitled to receive continued medical and dental coverage for a period of three months following termination. Under our equity compensation plans, restricted stock vests on a pro-rata basis and unvested stock options are forfeited in the event of an involuntary termination without cause. Unless stock options expire by their own terms, vested stock options may be exercised for a period of one year.

Incremental Payments made upon Involuntary Termination without Cause

	El Paso Corporation Severance Pay Plan			
Name	Severance Payment ($)	Continued Medical Benefits ($)	Equity Awards ($) (1)	Total ($)
Douglas L. Foshee	$1,050,000	$2,934	$910,410	$1,963,344
D. Mark Leland	$ 519,756	$2,934	$307,907	$ 830,597
Brent J. Smolik	$ 566,520	$2,643	$181,672	$ 750,835
James C. Yardley	$ 515,016	$ 0(2)	$ 0	$ 515,016
Robert W. Baker	$ 456,696	$2,898	$269,845	$ 729,439
Total				$4,789,231

(1) For Messrs. Foshee, Leland, Baker and Smolik, this column shows the value of shares of restricted stock that vest on a pro-rata basis in the event of an involuntary termination without cause calculated using $7.83, the closing price of our common stock on December 31, 2008. The value of Mr. Yardley's shares of restricted stock that vest on a pro-rata basis are included in the voluntary termination table. Unvested stock options are forfeited in the event of an involuntary termination without cause.

(2) The value of Mr. Yardley's continued medical benefits is included in the voluntary termination table.

Incremental Payments made upon Retirement

None of the named executive officers is eligible for retirement except for Mr. Yardley. Participants in our Pension Plan are eligible for early retirement if they are at least age 55 and have ten years of service. Mr. Yardley is age 57 and eligible for early retirement under our Pension Plan. For Mr. Yardley, the value of the early retirement pension benefits he would have received in the event he retired as of December 31, 2008 is reflected in the voluntary termination table above. The commencement of pension benefits before age 65 may result in a participant's monthly qualified pension benefits being reduced to cover the cost of paying the benefits over a longer period of time. Retirement eligible employees are also entitled to receive continued medical and dental coverage for a period of three months following termination at no cost. In addition, under our equity compensation plans, restricted stock is vested on a pro-rata basis and unvested stock options are forfeited in the event of retirement. Unless stock options expire by their own terms, vested stock options may be exercised for a period of three years following retirement. See pages 56 and 57 of this proxy statement for a description of our Pension Plan.

Incremental Payments made upon Death

The following table reflects the incremental value of enhanced benefits the named executive officers would receive in the event of death above the compensation and benefits the executive officers are entitled to as a result of a voluntary termination, which include survivor benefit coverage and the value of unvested stock options and restricted stock that become fully vested. For Mr. Smolik, this also includes the value of his qualified pension benefits and supplemental pension benefits which become fully vested in the event of the named executive officer's death. In the event of a named executive officer's death, our Senior Executive Survivor Benefits Plan provides our named executive officers with survivor benefit coverage in lieu of the coverage provided generally under our group life insurance plan. The amount of benefits provided is 2.5 times the executive officer's annual salary. Benefits are payable over 30 months beginning within 31 days after the executive's death, except that the plan administrator may, in its discretion, accelerate payments. Under our equity compensation plans, outstanding stock options become fully vested and exercisable and the restriction periods applicable to shares of restricted stock immediately lapse in the event of death. Unless stock options expire by their own terms, the executive officer's beneficiary would have one year to exercise all vested stock options.

Incremental Payments made upon Death

				Equity Awards		
Name	Pension Benefits ($) (1)	Supplemental Pension Benefits ($) (1)	Survivor Benefit Coverage ($)	Stock Options ($) (2)	Restricted Stock ($) (3)	Total ($)
Douglas L. Foshee	$ 0	$ 0	$2,625,000	$0	$2,464,727	$ 5,089,727
D. Mark Leland	$ 0	$ 0	$1,299,390	$0	$ 844,606	$ 2,143,996
Brent J. Smolik	$26,625	$77,667	$1,416,300	$0	$ 588,315	$ 2,108,907
James C. Yardley	$ 0	$ 0	$1,287,540	$0	$ 469,964	$ 1,757,504
Robert W. Baker	$ 0	$ 0	$1,141,740	$0	$ 742,127	$ 1,883,867
Total						$12,984,001

(1) The amount in these columns for Mr. Smolik includes qualified pension benefits and supplemental pension benefits which become fully vested in the event of the named executive officer's death.

(2) This column shows the value of stock options that become fully vested and exercisable in the event of the death of a named executive officer calculated using $7.83, the closing price of our common stock on December 31, 2008. As the stock options in question have exercise prices greater than $7.83, the value of these options as of December 31, 2008 is reported as $0.

(3) This column shows the value of shares of restricted stock that become fully vested in the event of the death of a named executive officer calculated using $7.83, the closing price of our common stock on December 31, 2008.

Incremental Payments made upon Disability

The following table reflects the incremental value of enhanced benefits the named executive officers would receive in the event of permanent disability above the compensation and benefits the executive officers are entitled to as a result of a voluntary termination, which include disability benefits, the value of unvested stock options that become fully vested and the value of restricted stock that vests on a pro-rata basis. The named executive officers may elect to receive the disability benefits that are generally available to all eligible employees under our subsidized health and welfare benefits plan. In the event of a named executive officer's permanent disability, disability income would be payable on a monthly basis as long as the executive officer qualifies as permanently disabled. For purposes of this table, we have assumed the executive officer is disabled for a period of one year. The restrictions on outstanding shares of restricted stock lapse on a prorated basis and all stock options become fully vested and exercisable in the event an executive officer becomes permanently disabled. Unless stock options expire by their own terms, vested stock options may be exercised for a period of three years following permanent disability.

Incremental Payments made upon Disability

Name	Disability Income ($) (1)	Equity Awards Stock Options ($) (2)	Restricted Stock ($) (3)	Total ($)
Douglas L. Foshee	$300,000	$0	$910,410	$1,210,410
D. Mark Leland	$259,878	$0	$307,907	$ 567,785
Brent J. Smolik	$300,000	$0	$181,672	$ 481,672
James C. Yardley	$257,508	$0	$ 0	$ 257,508
Robert W. Baker	$228,348	$0	$269,845	$ 498,193
Total				$3,015,568

(1) In the event of a named executive officer's permanent disability, disability income would be payable on a monthly basis as long as the executive officer qualifies as permanently disabled. The amounts in this column assume disability income is paid to the executive officer for a period of one year.

(2) This column shows the value of stock options that become fully vested and exercisable in the event of the disability of a named executive officer calculated using $7.83, the closing price of our common stock on December 31, 2008. As the stock options in question have exercise prices greater than $7.83, the value of these options as of December 31, 2008 is reported as $0.

(3) For Messrs. Foshee, Leland, Smolik and Baker, this column shows the value of shares of restricted stock that vest on a pro-rata basis in the event of disability calculated using $7.83, the closing price of our common stock on December 31, 2008. The value of Mr. Yardley's shares of restricted stock that vest on a pro-rata basis are included in the voluntary termination table.

Incremental Payments made upon Termination with Cause

In the event a named executive officer is terminated with cause, the named executive officer would not receive any benefits above the compensation and benefits he or she is entitled to as a result of a voluntary termination. In the event a named executive officer is terminated with cause, the executive officer is entitled to his or her vested benefits under our Pension Plan and Retirement Savings Plan (including supplemental benefits). The value of these benefits is shown in the voluntary termination table above. Supplemental pension and supplemental Retirement Savings Plan benefits are paid in lump sum. Under our equity compensation plans, unvested restricted stock and vested but unexercised stock options are forfeited in the event of a termination with cause.

Incremental Payments made upon a Change in Control of El Paso

The following table reflects the incremental value of enhanced benefits the named executive officers would receive in the event of termination of employment following a change in control of El Paso above the compensation and benefits the executive officers are entitled to as a result of a voluntary termination, which include benefits under our 2004 Key Executive Severance Protection Plan and the value of stock options and restricted stock that become fully vested. In March 2004, El Paso adopted the 2004 Key Executive Severance Protection Plan to more closely align our executive severance protection plan with current market arrangements. This plan provides severance benefits following a termination of employment within two years of a change in control of El Paso for our executives and certain executives of our subsidiaries designated by our Board or the Compensation Committee, including all of the named executive officers, and supersedes benefits payable under our Severance Pay Plan (see "Incremental Payments made upon Involuntary Termination without Cause" above). The benefits of the plan include: (1) a cash severance payment in an amount equal to 3 times the annual base salary and target bonus for Mr. Foshee, and 2 times the annual base salary and target bonus for executive vice presidents and senior vice presidents, including Messrs. Leland, Smolik, Yardley and Baker; (2) a pro-rated portion of the executive's target bonus for the year in which the termination of employment occurs; (3) continuation of life and health insurance following termination for a period of 36 months for Mr. Foshee and 24 months for executive vice presidents and senior vice presidents, including Messrs. Leland, Smolik, Yardley and Baker; (4) a gross-up payment for any federal excise tax imposed on an executive in connection with any payment or distribution made by us or any of our affiliates under the plan or otherwise; provided that in the event a reduction in payments in respect of the executive of 10% or less would cause no excise tax to be payable in respect of that executive, then the executive will not be entitled to a gross-up payment and payments to the executive shall be reduced to the extent necessary so that the payments shall not be subject to the excise tax; and (5) payment of legal fees and expenses incurred by the executive to enforce any rights or benefits under the plan. Supplemental pension benefits also become fully vested and payable to the executive in the event of a termination of employment following a change in control of El Paso. Under our equity compensation plans, the restriction periods applicable to shares of restricted stock immediately lapse and all outstanding stock options become fully vested and exercisable.

Incremental Payments made upon a Change in Control of El Paso

| Name | Supplemental Pension Benefits ($) (1) | 2004 Key Executive Severance Protection Plan | | | Equity Awards | | Total ($) (4) |
		Severance Payment ($)	Bonus Payment ($)	Continued Medical Benefits ($)	Stock Options ($) (2)	Restricted Stock ($) (3)	
Douglas L. Foshee	$ 0	$6,930,000	$1,260,000	$35,469	$0	$2,464,727	$10,690,196
D. Mark Leland	$ 0	$1,663,219	$ 311,854	$23,646	$0	$ 844,606	$ 2,843,325
Brent J. Smolik	$77,667	$2,152,776	$ 509,868	$21,318	$0	$ 588,315	$ 3,349,944
James C. Yardley	$ 0	$1,802,556	$ 386,262	$14,082	$0	$ 469,964	$ 2,672,864
Robert W. Baker	$ 0	$1,461,427	$ 274,018	$23,358	$0	$ 742,127	$ 2,500,930
Total							$22,057,259

(1) The amount in this column for Mr. Smolik includes supplemental pension benefits which become fully vested in the event of a change in control of El Paso.

(2) This column shows the value of stock options that become fully vested and exercisable in the event of a change in control of El Paso calculated using $7.83, the closing price of our common stock on December 31, 2008. As the stock options in question have exercise prices greater than $7.83, the value of these options as of December 31, 2008 is reported as $0.

(3) This column shows the value of shares of restricted stock that become fully vested in the event of a change in control of El Paso calculated using $7.83, the closing price of our common stock on December 31, 2008.

(4) The named executive officers did not exceed their respective Code Section 280G safe harbor amounts and therefore no gross-up payment for federal excise taxes would have been owed in the event their employment was terminated on December 31, 2008 following a change in control of El Paso.

Benefits are payable for any termination of employment of an executive in the 2004 Key Executive Severance Protection Plan within two years following the date of a change in control, except where termination is by reason of death, disability, for cause or instituted by the executive other than for "good reason." Good reason means, as to any executive, the occurrence of any of the following events or conditions following a change in control: (a) a reduction in the executive's status, title, position or responsibilities, (b) a reduction in the executive's annual base salary, (c) the requirement that the executive's principal place of employment be outside a fifty mile radius of his or her principal place of employment immediately prior to the change in control; (d) the termination of any material compensation and benefits provided to the executive immediately prior to the change in control, (e) any material breaches of any provision of the plan and (f) any termination of the executive's employment for cause which does not comply with the plan. Benefits are not payable for any termination of employment following a change in control if (i) the termination occurs in connection with the sale, divestiture or other disposition of our designated subsidiaries, (ii) the purchaser or entity subject to the transaction agrees to provide severance benefits at least equal to the benefits available under the plan, and (iii) the executive is offered, or accepts, employment with the purchaser or entity subject to the transaction. A "change in control" generally occurs if: (i) any person or entity becomes the beneficial owner of more than 20% of our common stock; (ii) a majority of the current members of our Board of Directors or their approved successors cease to be our directors (or, in the event of a merger, the ultimate parent following the merger); or (iii) a merger, consolidation, or reorganization, our complete liquidation or dissolution, or the sale or disposition of all or substantially all of our and our subsidiaries' assets (other than a transaction in which the same stockholders before the transaction own 50% of the outstanding common stock after the transaction is complete). The 2004 Key Executive Severance Protection Plan generally may be amended or terminated at any time prior to a change in control, provided that any amendment or termination that would adversely affect the benefits or protections of any executive under the plan shall be null and void as it relates to that executive if a change in control occurs within one year of the amendment or termination. In addition, any amendment or termination of the plan in connection with, or in anticipation of, a change in control which actually occurs shall be null and void. From and after a change in control, the plan may not be amended in any manner that would adversely affect the benefits or protections provided to any executive under the plan.

DIRECTOR COMPENSATION

Our non-employee directors are compensated for their services on the Board under the 2005 Compensation Plan for Non-Employee Directors, which is designed to attract and retain highly qualified individuals to serve as members of our Board. All members of the Board are reimbursed for their reasonable expenses for attending Board functions. As an employee director, Mr. Foshee does not receive any additional compensation for serving on the Board of Directors.

Pursuant to our 2005 Compensation Plan for Non-Employee Directors, non-employee directors receive an annual retainer of $80,000, $20,000 of which is required to be paid in deferred shares of our common stock and the remaining $60,000 of which is paid at the election of the director in any combination of cash, deferred cash or deferred shares of common stock. For any compensation received in deferred shares rather than cash, he or she is credited with deferred shares with a value representing a 25 percent premium to the cash retainer he or she would otherwise have received. For example, an individual director could receive $60,000 in cash and $25,000 ($20,000, plus a $5,000 premium) in mandatory deferred common stock assuming he or she elects not to take additional deferred common stock or could receive $100,000 in deferred common stock assuming he or she elects to take the entire retainer in deferred common stock.

Each non-employee director who chairs a Committee of the Board of Directors receives an additional retainer of $15,000 per year, except for the Chairman of the Audit Committee who receives an additional retainer of $20,000 per year, which may be paid in the same manner as the annual retainer (with a total up to $18,750, or $25,000 in the case of the Audit Committee Chairman, if he or she elects to take the entire retainer in deferred common stock). Each member of the Audit Committee, other than the Audit Committee Chairman, receives an additional amount of $5,000 per year to compensate him or her for the additional meetings required by the Audit Committee, which amount may be paid in the same manner as the annual retainer (with a total of up to $6,250 if he or she elects to take the entire amount in deferred common stock).

Each non-employee director also receives an annual long-term equity credit in the form of deferred shares of our common stock (without any premium) equal to the amount of the annual retainer (currently $80,000). Directors are not entitled to receive their deferred amounts until they cease to be a director of El Paso.

The Compensation Committee, in consultation with its independent compensation consultant, periodically reviews non-employee director compensation and recommends changes (if appropriate) to the full Board of Directors based upon competitive market practices. In July 2008, the Compensation Committee asked Deloitte to prepare an analysis of our current non-employee director compensation program. El Paso's peer group of companies were examined, as well as a group of 24 comparably sized general industry companies ("general industry group"), to determine the competitive market for non-employee director compensation. The analysis showed that our non-employee director compensation is slightly below the median of both our peer group and the general industry group, assuming a minimum deferral of the cash retainer into deferred shares. If directors elect to defer all of the cash retainer into deferred shares, then our non-employee director compensation is slightly above the median of both our peer group and the general industry group. The Compensation Committee also reviewed the compensation of our Chairman against a group of 29 comparatively-sized companies across all industries. The Compensation Committee determined that when comparing our Chairman's compensation to this group, our Chairman's compensation is positioned below the median. The Compensation Committee did not recommend any increases to our non-employee director compensation program during 2008.

Chairman of the Board

Mr. Kuehn receives the same compensation as the other non-employee directors for his service on the Board, plus a cash payment of $33,750 per quarter to compensate him for the additional time spent on Board matters as Chairman of the Board. As part of the merger with Sonat Inc., we entered into a termination and consulting agreement with Mr. Kuehn, dated October 25, 1999. Under this agreement, we agreed to pay Mr. Kuehn's club dues until he retires from the Board. For the remainder of his life, Mr. Kuehn will also receive certain ancillary benefits made available to him prior to the merger with Sonat Inc., including the provision of office space and related services, and payment of life insurance premiums sufficient to provide a death benefit equal to one-half his base pay as in effect immediately prior to October 25, 1999. Mr. Kuehn, his wife and his eligible dependents will receive retiree medical coverage.

Director Charitable Award Plan — Terminated

The Director Charitable Award Plan was adopted in January 1992 to provide for each eligible director to designate up to four charitable organizations to receive a maximum of $1,000,000 in the aggregate upon the death of each director participant. A director was eligible to participate after two consecutive years of service on the Board of Directors. The Director Charitable Award Plan was terminated on December 4, 2003, with respect to any new participants, including current directors that had not served on the Board for at least two years as of the date the plan was terminated. Messrs. Braniff, Hall, Kuehn and Wyatt (and eleven former directors) participate in this plan. The reserve for the Director Charitable Award Plan is combined with the total reserves maintained by our insurance captive and has historically been funded with a combination of investment income and annual premium payments. Directors derive no financial benefit from this program since all charitable deductions accrue solely to El Paso. No premium payments were made to the plan in 2008, and we do not expect that any premium payments will need to be made in future years.

Educational Matching Gift Program

Non-employee directors may participate in our Educational Matching Gift Program, which is a broad-based charitable program available to all full-time employees, as well as Board members. Under the program, we match contributions to eligible colleges, universities and primary and secondary schools up to an annual maximum of $5,000 per employee or director.

Director Compensation Table

The following table sets forth (1) the aggregate dollar amount of all fees, including each non-employee director's annual retainer and any additional retainer for directors who chair a Committee of the Board, paid in cash or deferred cash to each of our non-employee directors during 2008 for their services on the Board, (2) the aggregate dollar amount of deferred shares of common stock received by each non-employee director as part of his or her annual retainer and/or long-term equity credit, and (3) the value of total compensation that each of our non-employee directors earned during 2008. Our non-employee directors do not receive stock options or pension benefits.

Director Compensation
for the Year Ended December 31, 2008 (1)

Name	Fees Earned or Paid in Cash ($) (2) Annual Board/ Committee Chair Cash Retainer	Stock Awards ($) (3) Deferred Shares of Common Stock for Retainer/ Committee Chair Fees	Deferred Shares of Common Stock for Long-Term Equity Credit	Option Awards ($) (4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($) (6)	Total ($)
Juan Carlos Braniff	$ 65,000	$25,000	$80,000	$0	$ 0	$ 1,841	$171,841
James L. Dunlap	$ 60,000	$38,125	$80,000	$0	$930	$ 0	$179,055
Robert W. Goldman	$ 80,000	$35,500	$80,000	$0	$ 0	$ 5,000	$200,500
Anthony W. Hall, Jr.	$ 75,000	$25,000	$80,000	$0	$ 0	$ 0	$180,000
Thomas R. Hix	$ 80,000	$45,000	$80,000	$0	$ 0	$ 0	$205,000
William H. Joyce	$ 60,000	$40,000	$80,000	$0	$ 0	$ 0	$180,000
Ronald L. Kuehn, Jr.(7)	$195,000	$40,000	$80,000	$0	$ 0	$32,143	$347,143
Ferrell P. McClean	$ 60,000	$40,000	$80,000	$0	$ 0	$ 0	$180,000
Steven J. Shapiro	$ 76,250	$44,063	$80,000	$0	$ 0	$ 0	$200,313
J. Michael Talbert	$ 60,000	$25,000	$80,000	$0	$ 0	$ 0	$165,000
Robert F. Vagt	$ 60,000	$25,000	$80,000	$0	$ 0	$ 0	$165,000
John L. Whitmire	$ 80,000	$45,000	$80,000	$0	$ 0	$ 0	$205,000
Joe B. Wyatt	$ 63,750	$32,969	$80,000	$0	$ 0	$ 0	$176,719

(1) Employee directors do not receive any additional compensation for serving on the Board of Directors; therefore, Mr. Foshee's compensation is reflected in the Summary Compensation Table on page 48 of this proxy statement. Amounts paid as reimbursable business expenses to each director for attending Board functions are not reflected in this table. We do not consider the directors' reimbursable business expenses for attending board functions and other business expenses required to perform board duties to have a personal benefit and thus be considered a perquisite.

(2) This column includes the value of a director's annual retainer or additional retainer for directors who chair a Committee of the Board of Directors that the director has elected to receive in cash, deferred cash or deferred shares of common stock. The amount reflected in this column for Messrs. Dunlap, Goldman, Hix, Joyce, Kuehn, Ms. McClean and Messrs. Shapiro, Whitmire and Wyatt for 2008 includes $52,500, $42,000, $80,000, $60,000, $60,000, $60,000, $76,250, $80,000, and $31,875, respectively, that the director elected to receive in deferred stock.

(3) Directors are not entitled to receive their deferred amounts until they cease to be a director of El Paso. The aggregate number of stock awards outstanding as of December 31, 2008 is 106,942 deferred shares for Mr. Braniff; 70,252 deferred shares for Mr. Dunlap; 86,376 deferred shares for Mr. Goldman; 71,273 deferred shares for Mr. Hall; 72,673 deferred shares for Mr. Hix; 67,850 deferred shares for Mr. Joyce; 105,876 deferred shares for Mr. Kuehn; 38,818 deferred shares for Ms. McClean; 30,605 deferred shares for Mr. Shapiro; 54,173

deferred shares for Mr. Talbert; 30,177 deferred shares for Mr. Vagt; 105,419 deferred shares for Mr. Whitmire; and 101,689 deferred shares for Mr. Wyatt. Directors receive dividends on the deferred shares at the same rate as all stockholders. Any such dividends are reinvested in deferred shares of common stock.

(4) We terminated our 2001 Stock Option Plan for Non-Employee Directors in December 2003 and no longer award stock options to our non-employee directors. Certain of the directors in the table have vested stock options that were granted under the 2001 Stock Option Plan for Non-Employee Directors or prior plans. The aggregate number of vested stock options outstanding under all plans as of December 31, 2008 is 13,000 stock options for Mr. Braniff, 8,000 stock options for Mr. Dunlap, 8,000 stock options for Mr. Goldman, 12,000 stock options for Mr. Hall, 11,000 stock options for Mr. Kuehn, 8,000 stock options for Mr. Talbert, 8,000 stock options for Mr. Whitmire and 14,000 stock options Mr. Wyatt. The following directors have vested stock options that have an exercise price of $40 or higher: Messrs. Braniff, Hall, Kuehn and Wyatt have 5,000, 6,000, 8,000 and 8,000 stock options, respectively, at or above a $40 exercise price. It is not likely that our stock price will reach $40 during the remaining term of these stock options, thus it is not likely the stock options will be in-the-money before they expire by their own terms.

(5) The amount in this column is above-market interest credited during 2008 to Mr. Dunlap's deferred cash account balance under the 2005 Compensation Plan for Non-Employee Directors.

(6) The amount reflected in this column for Mr. Braniff reflects the cost of an airline ticket for an occasion when the director's spouse accompanied him on a business-related flight using a commercial carrier. The amount reflected in this column for Mr. Goldman represents the amount of charitable matching contributions made pursuant to our Educational Matching Gift Program. The amount reflected in this column for Mr. Kuehn includes $15,920 to reimburse Mr. Kuehn for country club dues pursuant to Mr. Kuehn's termination and consulting agreement, $9,276 of imputed income, plus a gross up payment of $768, related to insurance premiums paid by us for Mr. Kuehn's benefit, $1,179 for an airline ticket for an occasion when the director's spouse accompanied him on a business-related flight using a commercial carrier, as well as $5,000 representing the amount of charitable matching contributions made pursuant to our Educational Matching Gift Program.

(7) As described above, Mr. Kuehn receives the same compensation and benefits as the other non-employee directors for his service on the Board, plus a cash payment of $33,750 per quarter to compensate him for additional time spent as Chairman of the Board.

EQUITY COMPENSATION PLAN INFORMATION TABLE

The following table provides information concerning our equity compensation plans as of December 31, 2008. All shares remaining available for future issuance under our plans have been approved by our stockholders. The table includes (a) the number of securities to be issued upon exercise of options, warrants and rights outstanding under our equity compensation plans, (b) the weighted-average exercise price of all outstanding options, warrants and rights and (c) additional shares available for future grants under all of our equity compensation plans.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Equity compensation plans approved by stockholders	13,380,179	$14.83	22,045,194(2)
Equity compensation plans not approved by stockholders	11,390,094	$44.43	0(3)
Total	24,770,273		22,045,194

(1) Of the 24,770,237 shares listed in this column, 7,850,777 are stock options that have an exercise price of $40 or higher. It is not likely that our stock price will reach $40 during the remaining terms of these stock options, thus it is not likely the stock options will be in-the-money before they expire by their own terms.

(2) This includes 2,436,651 shares available for future issuance under our Employee Stock Purchase Plan. It also includes 1,961,774 shares available for future issuance under our 2005 Compensation Plan for Non-Employee Directors.

(3) In 2005, our stockholders approved the adoption of our 2005 Omnibus Incentive Compensation Plan, which replaced all existing stockholder approved and non-stockholder approved plans. All shares remaining available for future issuance under the terminated plans were canceled, although certain stock options remain outstanding under them. Consequently, all shares remaining available for future issuance under our plans have been approved by our stockholders.

Non-stockholder Approved Plans — Terminated Plans

Strategic Stock Plan, Restricted Stock Award Plan for Management Employees and Omnibus Plan for Management Employees — Terminated Plans. These equity compensation plans were not approved by our stockholders and in each case have been terminated. The Strategic Stock Plan provided for the grant of stock options, stock appreciation rights, limited stock appreciation rights and shares of restricted stock to non-employee members of our Board of Directors, our officers and key employees and officers and key employees of our subsidiaries primarily in connection with strategic acquisitions. The Restricted Stock Award Plan for Management Employees provided for the grant of restricted stock to our management employees (other than executive officers and directors) and management employees of our subsidiaries for specific accomplishments beyond that which were normally expected and which had a significant and measurable impact on our long-term profitability. The Omnibus Plan for Management Employees provided for the grant of stock options, stock appreciation rights, limited stock appreciation rights and shares of restricted stock to our salaried employees (other than employees covered by a collective bargaining agreement) and salaried employees of our subsidiaries. These plans have been replaced by our 2005 Omnibus Incentive Compensation Plan. Although these plans have been terminated with respect to new grants, certain stock options remain outstanding under their terms. In the event of a "change in control," outstanding stock options granted under the Strategic Stock Plan and Omnibus Plan for Management Employees become fully exercisable and restrictions placed on restricted stock lapse. For purposes of the Strategic Stock Plan and Omnibus Plan for Management Employees, the term "change in control" has substantially the same meaning given such term in our Key Executive Severance Protection Plan.

PROPOSAL NO. 2 — Approval of 2005 Omnibus Incentive Compensation Plan, as amended and restated

The Board of Directors recommends that stockholders approve the El Paso Corporation 2005 Omnibus Incentive Compensation Plan, as amended and restated, to increase the number of shares available for issuance by 12.5 million.

Description of the Proposal and Material Plan Changes

On February 9, 2009, the Board of Directors approved an amendment to the El Paso Corporation 2005 Omnibus Incentive Compensation Plan, or *omnibus plan*, subject to stockholder approval, to (i) increase the number of shares of common stock available for issuance by 12.5 million shares, (ii) decrease the number of "full-value" awards (i.e., awards other than stock options and stock appreciation rights) available for grant under the omnibus plan by 3.0 million (from 17.5 million to 14.5 million), and (iii) clarify share counting provisions. No other material changes were made to the plan. The amendment has been incorporated into an amendment and restatement of the omnibus plan, which is attached as Appendix A hereto. The Board is submitting the omnibus plan, as amended, for stockholder approval at the 2009 Annual Meeting.

Stockholder approval of the omnibus plan, as amended, will also constitute re-approval of the material terms of the performance goals under which compensation intended to constitute performance-based compensation, for purposes of Section 162(m) of the Code, may be paid.

Section 162(m) places a limit of $1 million on the amount we may deduct in any one year for compensation paid to our chief executive officer and our other three most highly-paid executive officers, other than our chief financial officer. There is, however, an exception to this limit for certain performance-based compensation. Awards made pursuant to the omnibus plan may constitute performance-based compensation not subject to the $1 million deductibility limitation of 162(m). However, in order to qualify for this exception, stockholders must approve, at least every five years, the material terms of the performance goals of the omnibus plan under which compensation will be paid. Stockholders last approved the performance goals under the omnibus plan in 2005.

The material terms of the performance goals being submitted for approval for purposes of Section 162(m) of the Code include: (i) the employees eligible to receive awards under the omnibus plan, (ii) a description of the business criteria on which the performance goals are based, and (iii) either the maximum amount of compensation that could be paid to any employee or the formula used to calculate the amount of compensation to be paid to the employee if the performance goals are attained. This information is provided in the summary of the omnibus plan below.

Summary of the Omnibus Plan

The complete text of the omnibus plan, as amended, is set forth as Appendix A attached hereto. The following is a general summary of the omnibus plan, which is qualified in its entirety by reference to Appendix A.

Purpose of the Omnibus Plan

The purpose of the omnibus plan is to promote the interests of the company and its stockholders by enhancing the company's ability to attract and retain salaried employees through suitable recognition of their ability and industry. The omnibus plan is further intended to align the employees' interests and efforts with the long-term interests of the company's stockholders, and to provide employees with a direct incentive to achieve the company's strategic and financial goals.

Effective Date and Duration

The omnibus plan originally became effective on May 26, 2005 when it was approved by stockholders at the 2005 annual meeting, and authorizes the granting of awards for up to ten years. The plan, as amended and restated, will become effective on May 6, 2009 if it is approved by stockholders at the 2009 annual meeting. The omnibus plan will remain in effect, subject to the right of the Board of Directors to terminate the plan at any time, until no awards remain outstanding.

Administration of the Omnibus Plan

The Compensation Committee of our Board of Directors is the plan administrator with respect to participants considered to be Section 16 Insiders and participants subject to Section 162(m). A management committee, consisting of our CEO and other senior officers delegated by the CEO, is the plan administrator with respect to all other participants.

The plan administrator has the full power to select employees to receive awards under the omnibus plan; determine the terms and conditions of awards; construe and interpret the plan and any awards granted thereunder; and, subject to certain limitations, amend the terms and conditions of outstanding awards. The plan administrator's determinations and interpretations under the omnibus plan are binding on all interested parties.

Eligibility and Participation

Eligible participants include all employees (other than an employee who is a member of a unit covered by a collective bargaining agreement) of the company or any subsidiary, including employees who are members of our Board of Directors, but excluding directors who are not employees, as determined by the plan administrator. In addition, the plan administrator may grant awards to any person who, in the sole discretion of the plan administrator, holds a position of responsibility and is able to contribute substantially to the success of our company. The number of employees who are currently eligible to participate in the omnibus plan is approximately 5,000, from which the plan administrator has selected approximately 970 participants.

Shares Subject to the Omnibus Plan

When it became effective in 2005, the omnibus plan authorized the issuance of up to 35,000,000 shares of our common stock; provided, however, that the maximum number of "full-value" awards (i.e., restricted stock, restricted stock units, performance shares, performance units and other stock-based awards) that could be granted under the plan was 17,500,000. As of December 31, 2008, 17,646,769 shares remained available for issuance under the plan, of which 11,248,667 could be issued as "full-value" awards.

The amended and restated omnibus plan, if approved by stockholders, will increase the maximum number of shares of common stock that may be issued under the plan by 12,500,000 shares. Based on the number of shares available for issuance as of December 31, 2008, the 12,500,000 increase would result in 30,146,769 shares remaining available for issuance under the plan. The amended and restated omnibus plan will also reduce the number of "full-value" awards available for grant under the plan by 3,000,000 (from 17,500,000 to 14,500,000). Based on the number of full-value awards available for issuance as of December 31, 2008, the 3,000,000 reduction would result in 8,248,667 "full-value" awards remaining available for issuance under the plan.

Any shares subject to an award which is granted under the omnibus plan and which terminates by expiration, forfeiture, cancellation or otherwise shall again be available for grant under the omnibus plan. Likewise, shares that have been issued in connection with an award of restricted stock that is canceled or forfeited prior to vesting or settled in cash, causing the shares to be returned to the company, will not be counted as having been issued under the plan. Finally, any shares subject to a restricted stock unit, performance share, performance unit or other stock-based award which is settled in cash in lieu of shares may again be available for grant under the plan.

Under the terms of the amended and restated omnibus plan, if shares are returned to the company in satisfaction of taxes related to restricted stock, in connection with cash out of restricted stock (but excluding upon forfeiture of restricted stock) or in connection with the tendering of shares by a participant in satisfaction of the exercise price or taxes relating to an award, such issued shares shall not become available again for issuance under the plan. In addition, each stock appreciation right issued under the plan will be counted as one share issued under the plan without regard to the number of shares issued to the participant upon exercise of such stock appreciation right.

In the event of a change in capitalization, as defined in the omnibus plan, the plan administrator shall make such adjustments as it determines are appropriate and equitable to (i) the maximum number and class of shares of common stock or other stock or securities with respect to which awards may be granted under the plan, (ii) the maximum number and class of shares of common stock or other stock or securities that may be issued upon exercise of stock options, (iii) the individual annual grant limits for Section 162(m), (iv) the number and class of shares of common stock or other stock or securities which are subject to outstanding awards and the stock option price or exercise price therefor, if applicable, and (v) performance goals.

The shares to be delivered under the omnibus plan may be made available from any combination of shares held in El Paso's treasury or authorized but unissued shares of El Paso's common stock. The closing price of a share of El Paso common stock on the NYSE on February 27, 2009 was $6.75.

Individual Annual Grant Limits

For purposes of Section 162(m) of the Code, (i) the maximum number of our shares with respect to which stock options or stock appreciation rights may be granted to any participant in any calendar year is 2 million shares; (ii) the maximum number of our shares of restricted stock that may be granted to any participant in any calendar year is 1 million shares; (iii) the maximum number of our shares with respect to which restricted stock units, performance shares, performance units or other stock-based awards may be granted to any participant in any calendar year is 1 million shares; and (iv) the maximum amount of other awards under the plan, including incentive awards, that may be paid pursuant to the omnibus plan in any calendar year to any participant is $10 million.

Awards under the Omnibus Plan

Grants under the omnibus plan may be made in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, incentive awards, and other cash or stock-based awards.

Types of Awards

Following is a general description of the types of awards that may be granted under the omnibus plan. Terms and conditions of awards will be determined on a grant-by-grant basis by the plan administrator, subject to limitations contained in the omnibus plan.

Stock Options. A stock option is the grant of an option made to eligible employees to purchase a specific number of shares of common stock under certain terms and conditions and for a set price. The plan administrator will determine the price of the shares of common stock covered by each stock option, except that the stock option price may not be less than 100 percent of the fair market value of the shares of common stock on the date the stock options are granted. The plan administrator will also set the term of each stock option. The term of a stock option may not exceed ten years from the date of the grant.

Stock options granted under the omnibus incentive plan may be either "incentive stock options" which qualify under the meaning of Section 422 of the Code or "non-qualified stock options" which are not designed to qualify under Section 422. With respect to each stock option granted under the omnibus plan, the plan administrator will determine the nature and extent of any restrictions to be imposed on the shares of common stock that may be purchased, including, but not limited to, restrictions on the transferability of shares acquired upon exercise. Stock options granted under the omnibus plan cannot be repriced without the approval of the stockholders other than in connection with a "change in capitalization" in which an adjustment is permitted.

The actual purchase of shares of common stock pursuant to a stock option is called the "exercise" of that stock option. Stock options granted under the omnibus plan will be exercisable at such time or times and subject to such terms and conditions as determined by the plan administrator at the time of grant. The plan administrator may waive such restrictions on the exercisability of a stock option at any time on or after the date of the grant in whole or in part, as the plan administrator may determine in its sole discretion. Shares covered by a stock option may be purchased at one time or in such installments over the option period as determined by the plan administrator.

The plan administrator will determine the form of payment of the stock option price, which may include cash, shares of common stock already owned by the participant, or any combination of cash and shares of common stock, with the fair market value of the common stock valued as of the day prior to delivery. The plan administrator may also designate additional forms of payment that will be permitted, provided the methods are permitted by applicable laws and regulations. A participant will not have any of the rights of a stockholder until the shares of common stock are issued to the participant.

Stock Appreciation Rights. A stock appreciation right granted under the omnibus plan is a right to receive, in shares of common stock, the appreciation in value of a share of common stock between the date the stock appreciation right or related award is granted and the date it is exercised. A stock appreciation right may be granted freestanding or in tandem or in combination with any other award under the omnibus incentive plan. Upon exercise, each stock appreciation right will entitle a participant to receive shares of common stock with a fair market value determined by multiplying (i) the difference between the fair market value of a share of common stock on the date the stock appreciation right is exercised over the price fixed at the date of grant (which shall not be less than 100 percent of the fair market value of a share of common stock on the date of grant) times (ii) the number of shares of common stock with respect to which the stock appreciation right is exercised.

A stock appreciation right granted in tandem with any other award under the omnibus plan shall be exercisable only at such times and to the extent that the award as to which it relates is exercisable or at such other times as the plan administrator may determine. A stock appreciation right expires at the same time the associated award expires, but in no case shall the right be exercisable later than the tenth anniversary of the date of its grant. A holder of a stock appreciation right will not have any of the rights of a stockholder until shares of common stock are issued.

Performance Shares and Performance Units. Performance shares granted under the omnibus plan represent the right to receive a number of shares of common stock for each performance share granted. Performance units granted under the omnibus plan represent the right to receive a payment, either in cash or shares of common stock, equal to the value of a performance unit. Performance shares or performance units may be granted to participants at any time and from time to time as the plan administrator determines. Performance shares and performance units may be granted alone or in combination with any other award.

Prior to the grant of each performance share or performance unit, the plan administrator will establish the initial number of shares of common stock for each performance share and the initial value for each performance unit. In addition, the plan administrator will determine the performance goals used to determine the extent to which the participant receives a payout for the performance period. The plan administrator may assign percentages or other relative values of performance which will be applied to determine the extent to which the participant receives a payout. After a performance period has ended, the plan administrator will determine the extent to which the performance goals have been met and the holder of a performance share or performance unit is entitled to receive a payout of the number of performance shares or value of performance units awarded. No payout will be made without written certification by the plan administrator that the applicable performance goals have been satisfied. No dividends will be paid on unvested performance shares or unvested performance units.

Restricted Stock. Restricted stock is common stock that is subject to forfeiture if a participant's employment terminates before a specified date, if pre-established performance goals for a specified time period are not attained or upon such other factors or criteria as the plan administrator may determine. Restricted stock may be granted to participants under the omnibus plan at any time and from time to time as the plan administrator determines. Generally, there is no purchase price associated with restricted stock. The restriction period on time-based restriction stock will be at least three years and the restriction period on performance-based restricted stock will be at least one year.

A participant who receives a grant of restricted stock will be recorded as a stockholder of El Paso and will have all the rights of a stockholder with respect to such shares (except with respect to the restrictions on transferability during the restriction period), including the right to vote the shares and receive dividends and other distributions paid with respect to the underlying shares. When all applicable conditions associated with a participant's restricted stock have been met, the participant will be issued unrestricted shares of common stock subject to any required share withholding to satisfy tax withholding obligations.

Restricted Stock Units. A restricted stock unit granted under the omnibus plan represents a right to receive a payment, in cash or shares of common stock, equal to the value of a share of common stock. Restricted stock units may be granted to participants at any time and from time to time as the plan administrator determines. The restriction period on time-based restricted stock units will be at least three years and the restriction period on performance-based restricted stock units will be at least one year.

A participant who receives a grant of restricted stock units will not be recorded as a stockholder of El Paso and will not have any of the rights of a stockholder unless or until the participant is issued shares of common stock in settlement of the restricted stock units granted. The plan administrator may determine that restricted stock units are entitled to dividend equivalents equal to cash dividends, if any, paid on shares of common stock. Dividend equivalents may be paid in cash or common stock or credited to the participant as additional restricted stock units. When all applicable conditions associated with a participant's restricted stock units have been met, restricted stock units will be settled in any combination of cash or shares of common stock subject to the payment of all taxes required to be withheld.

Incentive Awards. An incentive award is a percentage of a participant's base salary, fixed dollar amount or other measure of compensation to be awarded in cash or other awards under the omnibus incentive plan at the end of a performance period if certain performance goals or other performance measures are achieved. Prior to the beginning of a particular performance period, or not later than 90 days following the beginning of the relevant fiscal year, the plan administrator will establish the performance goals or other performance measures which must be achieved for any participant to receive an incentive award for that performance period. The performance goals or other performance measures may be based on any combination of corporate and business unit performance goals or other performance measures. The plan administrator may also establish one or more company-wide performance goals or other performance measures which must be achieved. Incentive awards become payable to the extent the plan administrator certifies in writing that the performance goals or other performance measures selected for a particular performance period have been attained.

At the end of each performance period and within 30 days after the information necessary to make a determination is available for the performance period, the plan administrator will determine whether the performance goals or other performance measures for the performance period have been achieved and the amount of each participant's award. Incentive awards may be paid in any combination of cash and/or other awards.

Cash and Other Stock-Based Awards. The plan administrator may grant cash awards to participants in such amounts and upon such terms, including the achievement of specific performance criteria as the plan administrator may determine. The plan administrator may also grant other types of equity-based or equity-related awards known as "other stock-based awards" under the omnibus plan. Other stock-based awards may involve the transfer of actual shares of common stock or payment in cash or otherwise of amounts based on the value of shares of common stock. The plan administrator may establish performance criteria applicable to such awards in its sole discretion. Each cash award granted will specify a payment amount or payment range as determined by the plan administrator. Each other stock-based award will be expressed in terms of shares of common stock or units based on shares of common stock, as determined by the plan administrator.

Performance Goals

The plan administrator may determine that performance criteria will apply to awards granted under the omnibus plan. To the extent that awards are intended to qualify as "performance-based compensation" under Section 162(m), the performance goals may include any one or more of the following, either individually, alternatively or in any combination, applied to either El Paso as a whole or any subsidiary or business unit, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to the predetermined target, to previous years' results or to a designated comparison group, in each case as specified by the plan administrator:

(i) financial goals — earnings; earnings per share; net income; revenues; operating cash flow; free cash flow (defined as operating cash flow less capital expenditures less dividends); debt level; equity ratios; expenses; cost reduction targets; capital expended; working capital; weighted average cost of capital; operating or profit margins; interest-sensitivity gap levels; return on assets; return on equity or capital employed; and return on total capital;

(ii) production and non-regulated business unit goals — amount of the oil and gas reserves; oil and gas reserve additions; oil and gas reserve replacement ratios; costs of finding oil and gas reserves; and daily natural gas and/or oil production;

(iii) regulated business unit goals — contracted capacity on pipelines; and throughput levels on pipelines;

(iv) corporate and other — total shareholder return; market share; charge-offs; assets; non-performing assets; asset sale targets; asset quality levels; value of assets; fair market value of the common stock; employee retention/attrition rates; investments; regulatory compliance; satisfactory internal or external audits; improvement of financial ratings; safety targets; economic value added; value creation; or achievement of balance sheet or income statement objectives.

The plan administrator shall adjust the performance goals to include or exclude extraordinary charges, gain or loss on the disposition of business units, losses from discontinued operations, restatements and accounting changes and other unplanned special charges such as restructuring expenses, acquisitions, acquisition expenses, including expenses related to goodwill and other intangible assets, stock offering, stock repurchases and loan loss provisions.

Termination of Employment

The award agreement applicable to each award granted under the omnibus plan will set forth the effect of a participant's termination of employment upon such award. Unless explicitly set forth otherwise in an award agreement or as determined by the plan administrator, (i) all of a participant's unvested and/or unexercisable awards are automatically forfeited upon termination of a participant's employment for any reason, and, with respect to stock options or stock appreciation rights, a participant is permitted to exercise the vested portion of the stock option or stock appreciation right for three months following termination of employment, and (ii) all of a participant's awards whether vested or unvested, exercisable or unexercisable are automatically forfeited upon the termination of the participant's employment for cause. Provisions regarding the effect of a termination of employment upon an award are determined in the sole discretion of the plan administrator and need not be uniform among all awards or among all participants.

Change in Control

Under the omnibus plan, a change in control occurs if: (i) any person or entity becomes the beneficial owner of 20 percent or more of El Paso's common stock; (ii) if the individuals who, as of the effective date, are members of the board of directors (including any new director who was approved by a vote of at least ⅔ by such incumbent directors) cease for any reason to constitute at least a majority of the members of the board of directors; (iii) consummation of a merger, consolidation or reorganization (a) with or into the company or (b) in which securities of the company are issued, unless such merger, consolidation or reorganization is a "non-control transaction" (as defined in the omnibus plan); (iv) consummation of a complete liquidation of the company or the sale or disposition of all or substantially all of El Paso's assets. A change in control has not occurred if El Paso is involved in a merger, consolidation or sale of assets in which the same stockholders of El Paso before the transaction own 80 percent of the outstanding common stock after the transaction is complete.

Except as otherwise provided in an award agreement, in the event of a participant's termination of employment (a) without cause or (b) by the participant for "good reason" (as defined below), if applicable, within two years following a change in control (i) all stock options and stock appreciation rights will become fully vested and exercisable, (ii) the restriction periods applicable to all shares of restricted stock and restricted stock units will immediately lapse, (iii) the performance periods applicable to any performance shares, performance units and incentive awards that have not ended will end and such awards will become vested and payable in cash in an amount assuming target levels of performance by both participants and El Paso have been achieved within ten days following such termination, and (iv) any restrictions applicable to cash awards and other stock-based awards will immediately lapse and, if applicable, become payable within ten days following such termination. For purposes of the omnibus plan, the term "good reason" means, as to any executive, the occurrence of any of the following events or conditions following a change in control: (a) a reduction in the executive's status, title, position or responsibilities, (b) a reduction in the executive's annual base salary, (c) the requirement that the executive's principal place of employment be outside a fifty mile radius of his or her principal place of employment immediately prior to the change in control; (d) the termination of any material compensation and benefits provided to the executive immediately prior to the change in control, (e) any material breaches of any provision of the plan and (f) any termination of the executive's employment for cause which does not comply with the plan.

Transferability

Awards granted under the omnibus plan may not be transferred, assigned, pledged, or encumbered in any manner except in the case of the death of a participant. Non-qualified stock options may be transferred to certain immediate family members, directly or indirectly or by means of a trust, corporate entity or partnership, as provided for in the omnibus plan and allowed by the plan administrator. Any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of awards granted under the omnibus plan, or any right or privilege conferred thereby, contrary to the provisions of the omnibus plan, may result in the forfeiture of any affected award.

Termination and Amendment

The plan administrator, subject to the approval of the Board of Directors, may from time to time amend the omnibus plan; provided, however, (i) stockholder approval is required to the extent required by applicable law, regulation or stock exchange rule and (ii) no change in any award previously granted under the omnibus plan may be made without the consent of the participant which would impair the right of the participant to acquire or retain common stock or cash that the participant may have acquired as a result of the omnibus plan. The board of directors may at any time suspend the operation of or terminate the omnibus plan with respect to any shares of common stock or rights which are not at that time subject to any award outstanding. No award may be granted under the omnibus plan on or after the tenth anniversary of the effective date of the plan.

Tax Withholding

We may deduct or withhold, or require a participant to remit, an amount sufficient to satisfy federal, state, local, domestic or foreign taxes required by law or regulation to be withheld with respect to any taxable event arising as a result of the omnibus plan.

Option Grant Information

It is not possible at this time to determine the awards that will be made in the future pursuant to the omnibus plan. Options that have been granted in the past are set forth in the following table.

Option Grants under 2005 Omnibus Incentive Compensation Plan

Name and Principal Position	Number of Securities Underlying Options Granted
Douglas L. Foshee, President & Chief Executive Officer	998,942
D. Mark Leland, Executive Vice President & Chief Executive Officer	334,294
Brent J. Smolik, Executive Vice President & President of Exploration & Production	214,431
James C. Yardley, Executive Vice President, Pipeline Group	259,783
Robert W. Baker, Executive Vice President & General Counsel	270,321
All current executive officers as a group	2,399,077
All current directors who are not executive officers as a group	0
Each nominee for election as a director	0
Each associate of such executive officers, directors or nominees	0
Each other person who received or is to receive 5% of such options	0
All employees, including all current officers who are not executive officers, as a group	10,192,501
Total	12,591,578

United States Federal Income Tax Consequences

The following is a brief discussion of the principal federal income tax consequences relating to options awarded under the omnibus plan. This summary is based on our understanding of present federal income tax law and regulations. The summary does not purport to be complete or applicable to every situation.

Consequences to the Participant

Grant. There are no federal income tax consequences to the participant solely by reason of the grant of incentive stock options (ISO) or non-qualified stock options (NQSO) under the omnibus plan.

Exercise. The exercise of an ISO is not a taxable event for regular federal income tax purposes if certain requirements are satisfied, including the requirement that the participant generally must exercise the ISO no later than three months following the termination of the participant's employment with El Paso. However, such exercise may give rise to alternative minimum tax liability (see "Alternative Minimum Tax" below).

Upon exercise of a NQSO, a participant will generally recognize ordinary taxable income equal to the excess of the fair market value of the shares of common stock at the time of exercise over the amount paid by the participant as the exercise price. The ordinary income, if any, recognized in connection with the exercise by a participant of a NQSO will be subject to both wage and employment tax withholding.

A participant's tax basis in the shares of common stock acquired upon the exercise of a stock option will be the amount paid upon exercise plus, in the case of a NQSO, the amount of ordinary income, if any, recognized by the participant upon exercise thereof.

Qualifying Disposition.   If a participant disposes of shares of common stock acquired upon exercise of an ISO in a taxable transaction, and such disposition occurs more than two years from the date on which the option was granted and more than one year after the date on which the shares were transferred to the participant pursuant to the exercise of the ISO, the participant will recognize long-term capital gain or loss equal to the difference between the amount realized upon such disposition and the participant's adjusted basis in such shares (generally the option exercise price).

Disqualifying Disposition.   If the participant disposes of shares of common stock acquired upon the exercise of an ISO (other than in certain tax free transactions) within two years from the date on which the ISO was granted or within one year after the transfer of shares to the participant pursuant to the exercise of the ISO, at the time of the disposition the participant will generally recognize ordinary income equal to the lesser of (i) the excess of each such share's fair market value on the date of exercise over the exercise price paid by the participant, or (ii) the participant's actual gain (i.e., the excess, if any, of the amount realized on the disposition over the exercise price paid by the participant). If the total amount realized in a taxable disposition (including the return of capital gain) exceeds the fair market value on the date of exercise of the shares of common stock purchased by the participant under the option, the participant will recognize a capital gain in the amount of such excess. If the participant incurs a loss on the disposition (i.e., if the total amount realized is less than the exercise price paid by the participant) the loss will be a capital loss.

Other Disposition.   If a participant disposes of shares of common stock acquired upon exercise of a NQSO in a taxable transaction, the participant will recognize capital gain or loss in an amount equal to the difference between the participant's basis (as discussed above) in the shares sold and the total amount realized upon disposition. Any such capital gain or loss (and any capital gain or loss recognized on a disqualifying disposition of shares of common stock acquired upon exercise of ISOs as discussed above) will be short-term or long-term depending on whether the shares of common stock were held for more than one year from the date such shares were transferred to the participant.

Alternative Minimum Tax.   Alternative minimum tax, to which we refer as AMT, is payable if and to the extent the amount thereof exceeds the amount of the taxpayer's regular tax liability. Any AMT paid generally may be credited against future regular tax liability (but not future AMT liability). AMT applies to alternative minimum taxable income.

For AMT purposes, the spread on the exercise of an ISO (but not a NQSO) will be included in alternative minimum taxable income, and the taxpayer will receive a tax basis equal to the fair market value of the shares of common stock at such time for subsequent AMT purposes. However, if the participant disposes of the ISO shares in the year of the exercise, the AMT income cannot exceed the gain recognized for regular tax purposes, provided that the disposition meets certain third-party requirements for limiting the gain on a disqualifying disposition. If there is a disqualifying disposition in a year other than the year of exercise, the income on the disqualifying disposition is not considered alternative minimum taxable income.

Consequences to El Paso Corporation

There are no federal income tax consequences to El Paso by reason of the grant of ISOs or NQSOs or the exercise of an ISO (other than disqualifying dispositions).

At the time the participant recognizes ordinary income from the exercise of a NQSO, El Paso will be entitled to an income tax deduction in the amount of the ordinary income so recognized (as described above), provided that we satisfy our reporting obligations described below. To the extent the participant recognizes ordinary income by reason of a disqualifying disposition of the stock acquired upon exercise of an ISO, El Paso will be entitled to a corresponding deduction in the year in which the disposition occurs.

El Paso is required to report to the Internal Revenue Service any ordinary income recognized by any participant by reason of the exercise of a NQSO or upon a disqualifying disposition of an ISO. We will be required to withhold income and employment taxes (and pay the employer's share of employment taxes) with respect to ordinary income recognized by the participant upon the exercise of a NQSO, but not upon a disqualifying disposition of an ISO.

Other Tax Consequences

The foregoing discussion is not a complete description of the federal income tax aspects of options granted under the omnibus plan. In addition, administrative and judicial interpretations of the application of the federal income tax laws are subject to change. Furthermore, the foregoing discussion may not address state or local tax consequences.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

PROPOSAL NO. 3 — Approval of Employee Stock Purchase Plan, as amended and restated

The Board of Directors recommends that stockholders approve the El Paso Corporation Employee Stock Purchase Plan, as amended and restated, to extend the term of the plan until such time as no additional shares remain available for purchase.

Description of the Proposal and Material Plan Changes

The El Paso Corporation Employee Stock Purchase Plan, or *ESPP*, was originally adopted by the Board effective as of January 20, 1999 and approved by our stockholders on April 22, 1999. The ESPP is intended to meet the requirements of Section 423 of the Code.

Pursuant to its terms, the ESPP will terminate upon the earlier of December 31, 2009, or when no shares remain available for purchase under the ESPP. As of February 27, 2009, 2,388,062 shares remain available for purchase under the ESPP. However, pursuant to its terms, the ESPP is set to terminate on December 31, 2009.

As a result, the Board of Directors approved an amendment to the ESPP, subject to stockholder approval, to extend the term of the ESPP until such time as all shares subject to the ESPP have been purchased according to its terms. Stockholder approval of this amendment is necessary pursuant to Section 423 of the Code so that certain tax benefits of the ESPP will remain available to our employees. No additional shares for the ESPP are being authorized or requested and no other material changes were made to the plan.

The amendment removing the term limit has been incorporated into an amendment and restatement of the ESPP, which is attached as Appendix B hereto. The Board is submitting the ESPP, as amended, for stockholder approval at the 2009 Annual Meeting.

Summary of the ESPP

The complete text of the ESPP, as amended, is set forth as Appendix B attached hereto. The following is a general summary of the ESPP, which is qualified in its entirety by reference to Appendix B.

Purpose of the ESPP

The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of El Paso common stock at a discount from market prices and to increase employee ownership of El Paso common stock through convenient payroll deductions. The ESPP is further intended to align the interests and efforts of employees with the interests of El Paso's stockholders.

Administration of the ESPP

The Compensation Committee of our Board of Directors is the committee responsible for administering the ESPP with respect to employees subject to Section 16 of the Securities and Exchange Act of 1934. A management committee, consisting of our CEO and other senior officers delegated by the CEO, is the committee responsible for administering the ESPP with respect to all other employee participants. For purposes of the description, the relevant committees will be referred to collectively as the committee.

The committee has full and exclusive discretionary authority to construe, administer and interpret the ESPP, including the authority to determine who is eligible to participate and to make any rules and other determinations necessary to administer the stock purchase plan. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code, and accordingly, the provisions of the ESPP shall be construed so as to extend and limit participation in a manner consistent with the requirements of that Section of the Code. Every finding, decision and determination made by the committee shall, to the fullest extent allowed by law, be final and binding upon all parties.

El Paso pays for all expenses associated with the administration of the ESPP, except for the costs associated with the sale of shares, which is borne by the participants.

Eligibility and Participation

Our full-time employees and full-time employees of our participating subsidiaries are eligible to participate in the ESPP. Certain part-time employees whose customary employment is at least 20 hours per week and more than 5 months in a calendar year are also eligible to participate in the ESPP. Enrollment is voluntary and employees may elect to enroll in the ESPP during an annual open enrollment period. The approximate number of employees who are currently eligible to participate in the ESPP is 5,000, and of such amount, 970 employees are currently participating.

Shares Subject to the ESPP

When it originally became effective in 1999, the ESPP authorized the issuance of up to 2.0 million shares. In 2002, stockholders approved an amendment to increase the number of shares that could be purchased under the ESPP by 3.0 million shares, for a total of 5.0 million shares available for purchase. As of February 27, 2009, 2,388,062 shares remain available for purchase under the ESPP. No additional shares are being requested pursuant to this proposal. The closing price of a share of El Paso common stock on the NYSE on February 27, 2009 was $6.75.

Purchase of Shares

The ESPP enables eligible employees to purchase shares during certain offering periods, which generally encompass a calendar year. To become a participant in the ESPP, an eligible employee must file an election form during the open enrollment period. On his or her election form, the participant will designate the amount of his or her base salary he or she would like to have deducted each pay period and credited to the ESPP. No participant can have more than $23,750 deducted from his or her salary in a calendar year. On the last trading day of each month during an offering period, generally referred to as the *exercise date*, amounts credited to a participant's account will be used to purchase whole shares. Shares so purchased will be credited to a brokerage account established by us. The purchase price per share is 95% of the fair market value of El Paso common stock on the exercise date. The fair market value is the average of the high and low trading prices (as quoted on the NYSE or other comparable service the committee may determine is reliable) on the date the purchase is made.

During an offering period, payroll deductions may not be increased. A participant may decrease or discontinue his or her participation by filing a new election form with the company's designated record keeper.

Participants may not purchase more than 3,000 shares of El Paso common stock under the ESPP during any calendar year.

Termination of Employment

If a participant's employment with El Paso or a participating subsidiary is terminated for any reason, including retirement, disability or death, the participant's eligibility for participation in the ESPP will terminate as well. Any funds deposited by the employee prior to such termination will be used to purchase common stock on the next exercise date or refunded, without interest to such employee, as required by the ESPP.

Non-Transferability of Rights

A participant's rights under the ESPP are not transferable, except by will or the laws of descent and distribution, and are exercisable only by the participant during the participant's lifetime. No rights or payroll deductions of a participant will be subject to execution, attachment, levy, garnishment or similar process.

Amendment or Termination of ESPP

The board of directors may amend or terminate the ESPP at any time, provided that that any such amendment or termination may not adversely affect the purchase rights previously granted under the ESPP. To the extent necessary to comply with Section 423 of the Code or any other applicable law, regulation or stock exchange rule, the company shall obtain stockholder approval of any amendment to the ESPP in such manner and to such a degree as required.

New Plan Benefits

Because benefits under the ESPP depend on an employee's election to participate in the ESPP and the fair market value of the shares at various future dates, it is not possible at this time to determine the future benefits or amounts that will be received by participants under the ESPP.

United States Federal Income Tax Consequences

The following is a brief discussion of the principal federal income tax consequences relating to participation in the ESPP. This summary is based on our understanding of present federal income tax law and regulations and does not purport to be complete.

Under the Code, a participant will not recognize taxable income as a result of commencing participation in the ESPP or purchasing shares of El Paso common stock under the terms of the ESPP. However, amounts deducted from a participant's paycheck in order to purchase shares under the ESPP are taxable as part of the participant's compensation and are deductible by El Paso.

Certain tax advantages apply to shares acquired under the ESPP if specific holding requirements are met. If a participant holds shares purchased under the stock purchase plan for the longer of either (1) at least two years after the grant date or (2) at least one year after the exercise date, before disposing of the shares, the participant will realize ordinary income in the year of the disposition equal to the lesser of (i) the amount by which the fair market value of the shares on the grant date exceeded the option price on the grant date (i.e., 5% of such fair market value on the grant date), or (ii) the amount by which the fair market value of the share at the time of the disposition exceeded the price actually paid for the shares on the exercise date. Any further gain realized upon the sale will be considered long-term capital gain. If the sale price is less than the option price, there will be no ordinary income and the participant will have a long-term capital loss for the difference.

If a participant disposes of shares purchased under the ESPP within two years of the grant date or within one year of the exercise date (a "disqualifying disposition"), the participant will recognize ordinary income in the year of such disposition in an amount equal to the excess of the fair market value of such shares on the date of purchase over the purchase price. The amount of the ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss, either short-term or long-term, depending on the holding period for such shares. A capital gain or loss will be long-term if the participant holds the shares for more than 12 months. We will be entitled to a deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of the disposition.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

PROPOSAL NO. 4 — Ratification of the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm

The Board of Directors, at the request of the Audit Committee, is seeking stockholder ratification of the resolution appointing Ernst & Young LLP, 5 Houston Center, Suite 1200, 1401 McKinney Street, Houston, Texas 77010, as our independent registered public accounting firm for fiscal year 2009.

In the normal course of the Audit Committee's duties, as set forth in the Audit Committee Charter, the Audit Committee performs a thorough evaluation of our independent registered public accounting firm, including a review of the quality and expertise assigned to our engagement team, the scope of the audit work and the firm's independence. These evaluations are part of an overall review of our internal controls that are designed to safeguard our financial and accounting integrity.

The Board of Directors, at the request of the Audit Committee, is recommending the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year 2009.

If the appointment is not ratified by a majority of the votes present or represented by proxy at the Annual Meeting, the adverse vote will be considered as an indication to the Audit Committee that it should consider selecting another independent registered public accounting firm for the following fiscal year. Given the difficulty and expense of making any substitution of independent registered public accounting firms after the beginning of the current fiscal year, it is contemplated that the appointment for the fiscal year 2009 will stand unless the Audit Committee finds other good reason to make a change.

Ernst & Young LLP audited our and certain of our subsidiaries' financial statements for fiscal years 2008 and 2007. Included in the table below are the aggregate fees for professional services rendered to us by Ernst & Young LLP for the years ended December 31, 2008 and 2007.

Principal Accountant Fees and Services

Aggregate fees for professional services rendered to us by Ernst & Young LLP for the years ended December 31, 2008 and 2007 were (in thousands):

	December 31, 2008	December 31, 2007
Audit	$ 9,825	$ 9,797
Audit Related	416	310
Tax	304	4
Total	$10,545	$10,111

Audit fees for the years ended December 31, 2008 and 2007 were primarily for professional services rendered for the audits of our consolidated financial statements; the audits of our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act of 2002; subsidiary audits required by statute, regulation or contract; the review of documents filed with the SEC; consents; the issuance of comfort letters; and certain financial accounting and reporting consultations.

Audit Related fees for the year ended December 31, 2008 and 2007 were primarily for professional services rendered for the audits of our employee benefit plans, financial accounting and reporting consultations not reported under Audit fees and other attest services.

Tax fees for the years ended December 31, 2008 and 2007 were for professional services related to tax compliance and tax planning.

Our Audit Committee has adopted a pre-approval policy for audit and non-audit services. See page 13 of this proxy statement for a description of this policy. The Audit Committee has considered whether the provision of non-audit services by Ernst & Young LLP is compatible with maintaining auditor independence and has determined that auditor independence has not been compromised.

A representative of Ernst & Young LLP will be at the Annual Meeting, will have an opportunity to make a statement if he or she desires to do so and is expected to be available to answer appropriate questions.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, certain officers and beneficial owners of more than 10 percent of a registered class of our equity securities to file reports of ownership and reports of changes in ownership with the SEC and the NYSE. Directors, officers and beneficial owners of more than 10 percent of our equity securities are also required by SEC regulations to furnish us with copies of all such reports that they file. Based on our review of copies of such forms and amendments provided to us, we believe that all filing requirements were timely complied with during the fiscal year ended December 31, 2008.

By Order of the Board of Directors



Marguerite N. Woung-Chapman
Corporate Secretary

Houston, Texas
March 26, 2009

El Paso Corporation
2005 Omnibus Incentive Compensation Plan
(as amended and restated)

APPENDIX A

TABLE OF CONTENTS

El Paso Corporation   i
2005 Omnibus Incentive Compensation Plan
(as amended and restated)

El Paso Corporation
2005 Omnibus Incentive Compensation Plan
(as amended and restated)

SECTION 1 ESTABLISHMENT AND OBJECTIVES

El Paso Corporation (hereinafter referred to as the "Company") hereby establishes an incentive compensation plan to be known as the "El Paso Corporation 2005 Omnibus Incentive Compensation Plan" (hereinafter referred to as the "Plan"). The Plan first became effective on May 26, 2005 (the "Effective Date"). The Plan, as amended and restated, will become effective on May 6, 2009 if it is approved by the Company's stockholders at the 2009 annual meeting. The Plan shall remain in effect as provided in Section 16 hereof.

The objectives of the Plan are to promote the interests of the Company and its stockholders by strengthening its ability to attract and retain salaried employees of the Company and its Subsidiaries (as defined below) by furnishing suitable recognition of their ability and industry, to align their interests and efforts to the long-term interests of the Company's stockholders, and to provide them with a direct incentive to achieve the Company's strategic and financial goals. In furtherance of these purposes, the Plan provides for the grant of stock options, stock appreciation rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Incentive Awards, Cash Awards, and Other Stock-Based Awards to Participants in accordance with the terms and conditions set forth below.

SECTION 2 DEFINITIONS

Unless otherwise required by the context, the following terms when used in the Plan shall have the meanings set forth in this Section 2:

2.1 Award

An "Award" granted under the Plan means any stock option, stock appreciation right, Restricted Stock, Restricted Stock Unit, Performance Share, Performance Unit, Incentive Award, Cash Award or Other Stock-Based Award, in each case payable in cash or in shares of Common Stock as may be designated by the Plan Administrator.

2.2 Award Agreement

The "Award Agreement" is the written agreement setting forth the terms and conditions applicable to an Award granted under the Plan (which, in the discretion of the Plan Administrator, need not be countersigned by a Participant). The Plan Administrator may, in its discretion, provide for the use of electronic, internet or other non-paper Award Agreements.

2.3 Beneficiary

The person or persons designated by the Participant pursuant to Section 6.3(f) or Section 17.8 of this Plan to whom payments are to be paid pursuant to the terms of the Plan in the event of the Participant's death.

2.4 Board of Directors

The Board of Directors of the Company.

2.5 Cash Awards

As defined in Section 12.1.

2.6 Cause

A termination of a Participant by his or her Employer shall be for "Cause" if the Employer determines that the Participant has (i) failed to substantially perform his or her duties to the Employer's satisfaction (other than a failure resulting from the Participant's incapacity due to physical or mental illness) which has not been cured to the Employer's satisfaction; (ii) willfully engaged in conduct which is injurious to the Company or any of its affiliates, monetarily or otherwise; (iii) has been convicted of any felony, or a misdemeanor involving moral turpitude; or (iv) willfully engaged in conduct in violation of the Company's policies or Code of Business Conduct. Whether a Participant has been terminated for Cause will be determined by the Employer in the exercise of its discretion.

2.7 Change in Capitalization

A "Change in Capitalization" means any increase or reduction in the number of shares of Common Stock, any change (including, without limitation, in the case of a spin-off, dividend or other distribution in respect of shares, a change in value) in the shares of Common Stock or any exchange of shares of Common Stock for a different number or kind of shares of Common Stock or other securities of the Company or another corporation, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants, rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise.

2.8 Change in Control

A "Change in Control" shall mean the occurrence of any of the following after the Effective Date:

(a) An acquisition (other than directly from the Company) of any voting securities of the Company (the "Voting Securities") by any "Person" (as the term "person" is used for purposes of Section 13(d) or 14(d) of the Exchange Act), immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than twenty percent (20%) of (1) the then-outstanding shares of Common Stock (or any other securities into which such shares of Common Stock are changed or for which such shares of Common Stock are exchanged) (the "Shares") or (2) the combined voting power of the Company's then-outstanding Voting Securities; provided, however, that in determining whether a Change in Control has occurred pursuant to this paragraph (a), the acquisition of Shares or Voting Securities in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company or (B) any corporation or other Person the majority of the voting power, voting equity securities or equity interest of which is owned, directly or indirectly, by the Company (for purposes of this definition, a "Related Entity"), (ii) the Company or any Related Entity, or (iii) any Person in connection with a "Non-Control Transaction" (as hereinafter defined);

(b) The individuals who, as of the Effective Date, are members of the Board of Directors (the "Incumbent Board of Directors"), cease for any reason to constitute at least a majority of the members of the Board of Directors or, following a Merger (as hereinafter defined), the board of directors of (x) the corporation resulting from such Merger (the "Surviving Corporation"), if fifty percent (50%) or more of the combined voting power of the then-outstanding voting securities of the Surviving Corporation is not Beneficially Owned, directly or indirectly, by another Person (a "Parent Corporation") or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation; provided, however, that, if the election, or nomination for election by the Company's common stockholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board of Directors, such new director shall, for purposes of the Plan, be considered a member of the Incumbent Board of Directors; and provided, further, however, that no individual shall be considered a member of the Incumbent Board of Directors if such individual initially assumed office as a result of an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors (a "Proxy Contest"), including by reason of any agreement intended to avoid or settle any Proxy Contest; or

(c)   The consummation of:

(i)   A merger, consolidation or reorganization (1) with or into the Company or (2) in which securities of the Company are issued (a "Merger"), unless such Merger is a "Non-Control Transaction." A "Non-Control Transaction" shall mean a Merger in which:

(A)   the stockholders of the Company immediately before such Merger own directly or indirectly immediately following such Merger at least fifty percent (50%) of the combined voting power of the outstanding voting securities of (x) the Surviving Corporation, if there is no Parent Corporation or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation;

(B)   the individuals who were members of the Incumbent Board of Directors immediately prior to the execution of the agreement providing for such Merger constitute at least a majority of the members of the board of directors of (x) the Surviving Corporation, if there is no Parent Corporation, or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation; and

(C)   no Person other than (1) the Company, (2) any Related Entity, or (3) any employee benefit plan (or any trust forming a part thereof) that, immediately prior to the Merger, was maintained by the Company or any Related Entity, or (4) any Person who, immediately prior to the Merger had Beneficial Ownership of twenty percent (20%) or more of the then outstanding Shares or Voting Securities, has Beneficial Ownership, directly or indirectly, of twenty percent (20%) or more of the combined voting power of the outstanding voting securities or common stock of (x) the Surviving Corporation, if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Surviving Corporation is not Beneficially Owned, directly or indirectly by a Parent Corporation, or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation;

(ii)   A complete liquidation or dissolution of the Company; or

(iii)   The sale or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any Person (other than (x) a transfer to a Related Entity, (y) a transfer under conditions that would constitute a Non-Control Transaction, with the disposition of assets being regarded as a Merger for this purpose or (z) the distribution to the Company's stockholders of the stock of a Related Entity or any other assets).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the then outstanding Shares or Voting Securities as a result of the acquisition of Shares or Voting Securities by the Company which, by reducing the number of Shares or Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Persons; provided, that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Shares or Voting Securities by the Company and, after such share acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional Shares or Voting Securities and such Beneficial Ownership increases the percentage of the then outstanding Shares or Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

2.9   Code

The Internal Revenue Code of 1986, as amended and in effect from time to time, and the temporary or final regulations of the Secretary of the U.S. Treasury adopted pursuant to the Code.

2.10   Common Stock

The Common Stock of the Company, $3 par value per share, or such other class of shares or other securities as may be applicable pursuant to the provisions of Section 5.

2.11   Covered Employee

A "Covered Employee" means, with respect to any grant of an Award, a Participant who the Plan Administrator deems is or may be or become a "covered employee" as defined in Section 162(m)(3) of the Code for any year and who may receive remuneration over $1 million in such year which would not be deductible under Section 162(m).

2.12   Effective Date

"Effective Date" shall have the meaning ascribed to such term in Section 1 hereof.

2.13   Employer

"Employer" shall mean, as to any Participant on any date, the Company or the affiliate of the Company that employs the Participant on such date.

2.14   Exchange Act

The Securities Exchange Act of 1934, as amended.

2.15   Fair Market Value

The "Fair Market Value" of the Common Stock on any date shall be deemed to be the average between the highest and lowest quoted selling prices at which Common Stock is sold on such date as reported in the NYSE-Composite Transactions by The Wall Street Journal or any other comparable service the Plan Administrator may determine is reliable for such date, or if no Common Stock was traded on such date, on the next preceding day on which Common Stock was so traded. If the Fair Market Value of the Common Stock cannot be determined pursuant to the preceding provisions, the "Fair Market Value" of the Common Stock shall be determined by the Plan Administrator in good faith.

2.16   Good Reason

"Good Reason" shall mean, as to any Participant who is an officer of his or her Employer, the occurrence of any of the following events or conditions following a Change in Control:

(a)   a change in the Participant's status, position or responsibilities (including reporting responsibilities) which represents a substantial reduction of his or her status, position or responsibilities as in effect immediately prior thereto; the assignment to the Participant of any duties or responsibilities which are inconsistent with such status, position or responsibilities; or any removal of the Participant from or failure to reappoint or reelect him or her to any of such positions, except in connection with the termination of his or her employment for Cause, Permanent Disability, as a result of his or her death, or by the Participant other than for Good Reason;

(b)   a reduction in the Participant's annual base salary;

(c)   the requirement by the Participant's Employer (without the consent of the Participant) that he or she have a principal place of employment which is outside a fifty (50) mile radius of his or her principal place of employment immediately prior to a Change in Control;

(d)   the failure by the Company or any of its affiliates to (i) continue in effect any material compensation or benefit plan, program or practice in which the Participant was participating immediately prior to the Change in Control, including, without limitation, this Plan, the El Paso Corporation Pension Plan, the El Paso Corporation Supplemental Benefits Plan and the El Paso Corporation Retirement Savings Plan, with any amendments and restatements of such plans made prior to such Change in Control, or (ii) provide the Participant with compensation and benefits at least equal (in terms of benefit levels and/or reward opportunities) to those provided for under each compensation or employee benefit plan, program and practice of the Company and its affiliates as in effect immediately prior to the Change in Control (or as in effect following the Change in Control, if greater);

(e)   any material breach by the Company of any provision of this Plan; or

(f)   any purported termination of the Participant's employment for Cause by the Employer which does not otherwise comply with the terms of this Plan.

2.17   Incentive Award

A percentage of base salary, fixed dollar amount or other measure of compensation which Participants are eligible to receive, in cash and/or other Awards under the Plan, at the end of a Performance Period if certain performance measures are achieved.

2.18   Incentive Stock Option

An option intended to meet the requirements of an Incentive Stock Option as defined in Section 422 of the Code, as in effect at the time of grant of such option, or any statutory provision that may hereafter replace such Section.

2.19   Management Committee

A committee consisting of the Chief Executive Officer and such other officers of the Company appointed by the Chief Executive Officer.

2.20   Maximum Annual Employee Grant

The Maximum Annual Employee Grant set forth in Section 5.2.

2.21   Nonqualified Option

An option which is not intended to meet the requirements of an Incentive Stock Option as defined in Section 422 of the Code.

2.22   Option Price

The price per share of Common Stock at which an option is exercisable.

2.23.   Other Stock-Based Award

As defined in Section 12.2.

2.24   Participant

An eligible employee to whom Awards are granted under the Plan as set forth in Section 4.

2.25 Performance Goals

The Plan Administrator may grant Awards subject to Performance Goals to any Participant, including, without limitation, to any Covered Employee. As to any such Awards, the Plan Administrator shall establish one or more of the following Performance Goals for each Performance Period in writing. Each Performance Goal selected for a particular Performance Period shall include any one or more of the following, either individually, alternatively or in any combination, applied to either the Company as a whole or to a Subsidiary or business unit, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to the pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Plan Administrator:

Financial Goals
- earnings;
- earnings per share;
- net income;
- revenues;
- operating cash flow;
- free cash flow (defined as operating cash flow less capital expenditures less dividends);
- debt level;
- equity ratios;
- expenses;
- cost reduction targets;
- capital expended;
- working capital;
- weighted average cost of capital;
- operating or profit margins;
- interest-sensitivity gap levels;
- return on assets;
- return on equity or capital employed;
- return on total capital;

Production and Non-Regulated Business Unit Goals
- amount of the oil and gas reserves;
- oil and gas reserve additions;
- oil and gas reserve replacement ratios;
- costs of finding oil and gas reserves;
- daily natural gas and/or oil production;

Regulated Business Unit Goals
- contracted capacity on pipelines;
- throughput levels on pipelines;

Corporate and Other
- total shareholder return;
- market share;
- charge-offs;
- assets;

- non-performing assets;

- asset sale targets;

- asset quality levels;

- value of assets;

- Fair Market Value of the Common Stock;

- employee retention/attrition rates;

- investments;

- regulatory compliance;

- satisfactory internal or external audits;

- improvement of financial ratings;

- safety targets;

- economic value added;

- value creation; or

- achievement of balance sheet or income statement objectives.

The Plan Administrator shall adjust the Performance Goals to include or exclude extraordinary charges, gain or loss on the disposition of business units, losses from discontinued operations, restatements and accounting changes and other unplanned special charges such as restructuring expenses, acquisitions, acquisition expenses, including expenses related to goodwill and other intangible assets, stock offerings, stock repurchases and loan loss provisions. The Plan Administrator may also provide for the manner in which performance will be measured against the Performance Goals (or may adjust the Performance Goals) to reflect the impact of specified corporate transactions (such as a stock split, stock dividend or other Change in Capitalization), special charges, and tax law changes. In addition, the Plan Administrator may make such adjustments to the Performance Goals applicable to Participants who are not Covered Employees as it determines are appropriate. Such adjustments may occur at the time of the granting of an Award, or at any time thereafter, but, in the case of Covered Employees, only to the extent permitted by Section 162(m). The foregoing terms shall have the same meaning as used in the Company's financial statements, or if the terms are not used in the Company's financial statements, they shall have the meaning generally applied pursuant to general accepted accounting principles. Performance Goals may include a threshold level of performance below which no Award shall be earned, target levels of performance at which specific Awards will be earned, and a maximum level of performance at which the maximum level of Awards will be earned.

In establishing Performance Goals with respect to Covered Employees, the Plan Administrator shall ensure such Performance Goals (i) are established no later than the end of the first 90 days of the Performance Period (or such other time permitted by the Internal Revenue Service), and (ii) satisfy all other applicable requirements imposed by Section 162(m), including the requirement that such Performance Goals be stated in terms of an objective formula or standard, and the Plan Administrator may not in any event increase the amount of compensation payable to a Covered Employee upon the satisfaction of any Performance Goal. Prior to the payment of any "performance-based compensation" within the meaning of Section 162(m), the Plan Administrator shall certify in writing the extent to which the applicable Performance Goals were, in fact, achieved and the amounts to be paid, vested or delivered as a result thereof; provided, that the Plan Administrator may reduce, but not increase, such amount.

2.26 Performance Period

That period of time during which Performance Goals are evaluated to determine the vesting or granting of Awards under the Plan, as the Plan Administrator may determine.

2.27 Performance Shares

An award granted under the Plan representing the right to receive a number of shares of Common Stock for each performance share granted, as the Plan Administrator may determine.

2.28 Performance Units

An award granted under the Plan representing the right to receive a payment equal to the value of a performance unit, as the Plan Administrator may determine.

2.29 Plan Administrator

Those committees appointed and authorized pursuant to Section 3 to administer the Plan.

2.30 Prior Plans

El Paso Corporation 2001 Omnibus Incentive Compensation Plan, El Paso Corporation Strategic Stock Plan, El Paso Corporation Restricted Stock Award Plan for Management Employees and El Paso Corporation Omnibus Plan for Management Employees.

2.31 Restricted Stock

Common Stock granted under the Plan that is subject to the requirements of Section 9 and such other restrictions as the Plan Administrator deems appropriate. References to Restricted Stock in this Plan shall include Restricted Stock awarded in conjunction with Incentive Awards pursuant to Section 11 unless the context otherwise requires.

2.32 Restricted Stock Units

An award granted under the Plan representing a right to receive a payment equal to the value of a share of Common Stock.

2.33 Restriction Period

As defined in Section 9.2.

2.34 Rule 16b-3

Rule 16b-3 of the General Rules and Regulations under the Exchange Act.

2.35 Section 16 Insider

Any person who is selected by the Plan Administrator to receive an Award pursuant to the Plan and who is or may be or become subject to the requirements of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder.

2.36 Section 162(m)

Section 162(m) of the Code, and regulations promulgated thereunder.

2.37 Subsidiary

An entity that is designated by the Plan Administrator as a subsidiary for purposes of the Plan and that is a corporation, partnership, joint venture, limited liability company, limited liability partnership, or other entity in which the Company owns directly or indirectly, fifty percent (50%) or more of the voting power or profit interests, or as to which the Company or one of its affiliates serves as general or managing partner or in a similar capacity. Notwithstanding the foregoing, for purposes of options intended to qualify as Incentive Stock Options, the term "Subsidiary" shall mean a corporation (or other entity treated as a corporation for tax purposes) in which the Company directly or indirectly holds more than fifty percent (50%) of the voting power.

SECTION 3 ADMINISTRATION

3.1 Plan Administrator

(a) The Compensation Committee of the Board of Directors shall be the Plan Administrator with respect to all Covered Employees and all Section 16 Insiders. As to these officers, the Plan Administrator shall be constituted at all times so as to (i) be "independent" as such term is defined pursuant to the rules of any stock exchange on which the Common Stock may then be listed, and (ii) meet the non-employee director standards of Rule 16b-3 and the outside director requirements of Section 162(m), so long as any of the Company's equity securities are registered pursuant to Section 12(b) or 12(g) of the Exchange Act.

(b) Other than as set forth in Section 3.1(a), the Management Committee shall be the Plan Administrator. The Chief Executive Officer may from time to time remove members from, or add members to, the Management Committee.

(c) Notwithstanding Sections 3.1(a) and 3.1(b), the Board of Directors may designate itself or the Compensation Committee of the Board of Directors as the Plan Administrator as to any Participant or groups of Participants.

3.2 Authority of Plan Administrator

Subject to the express terms and conditions set forth herein, the Plan Administrator shall have the power from time to time to:

(a) determine those individuals to whom Awards shall be granted under the Plan and the number of shares or amount of cash subject to such Awards and prescribe the terms and conditions (which need not be identical) of each such Awards, including, in the case of stock options and stock appreciation rights, the Option Price, vesting schedule and duration;

(b) set the terms and conditions of any Award consistent with the terms of the Plan (which may be based on Performance Goals or other performance measures as the Plan Administrator shall determine), and make any amendments, modifications or adjustments to such Awards as are permitted by the Plan;

(c) construe and interpret the Plan and the Awards granted hereunder and establish, amend and revoke rules and regulations for the administration of the Plan, including, without limitation, correcting any defect or supplying any omission, or reconciling any inconsistency in the Plan or in any Award Agreement, in the manner and to the extent it shall deem necessary or advisable, including so that the Plan and the operation of the Plan comply with Rule 16b-3, the Code to the extent applicable and other applicable law, and otherwise to make the Plan fully effective;

(d) exercise its discretion with respect to the powers and rights granted to it as set forth in the Plan; and

(e) generally, exercise such powers and perform such acts as are deemed necessary or advisable to promote the best interests of the Company with respect to the Plan.

All decisions and determinations by the Plan Administrator in the exercise of the above powers shall be final, binding and conclusive upon the Company, its Subsidiaries, the Participants and all other persons having or claiming any interest therein. The Plan Administrator shall cause the Company at the Company's expense to take any action related to the Plan which may be necessary to comply with the provisions of any federal or state law or any regulations issued thereunder, which the Plan Administrator determines are intended to be complied with.

Notwithstanding the foregoing, the Plan Administrator shall not be entitled to exercise any discretion otherwise authorized hereunder with respect to any Awards held by Covered Employees if the ability to exercise such discretion or the exercise of such discretion itself would cause the compensation attributable to such Awards to fail to qualify as performance-based compensation under Section 162(m).

3.3   Indemnification of Plan Administrator

Each member of any committee acting as Plan Administrator, while serving as such, shall be entitled, in good faith, to rely or act upon any advice of the Company's independent auditors, counsel or consultants hired by the committee, or other agents assisting in the administration of the Plan. The Plan Administrator and any officers or employees of the Company acting at the direction or on behalf of the Company shall not be personally liable for any action or determination taken or made, or not taken or made, in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected under the Company's charter or by-laws with respect to any such action or determination.

3.4   Delegation to Management Committee

To the maximum extent permitted by applicable law, the Board of Directors may delegate to the Management Committee the authority (i) to designate the officers and employees who shall be Participants, (ii) to determine the Awards to be granted to any such Participants or (iii) both (i) and (ii); provided, however, that the Management Committee shall not have the authority to grant Awards to any member of the Management Committee. Any such delegation shall be made by resolution of the Board of Directors, and such resolution shall set forth the total number of shares of Common Stock subject to such delegation.

SECTION 4   ELIGIBILITY

To be eligible for selection by the Plan Administrator to participate in the Plan, an individual must be an employee (other than an employee who is a member of a unit covered by a collective bargaining agreement) of the Company, or of any Subsidiary, as of the date on which the Plan Administrator grants to such individual an Award under the Plan, or a person who, in the judgment of the Plan Administrator, holds a position of responsibility and is able to contribute substantially to the Company's continued success. Members of the Board of Directors who are employees of the Company shall be eligible to participate in the Plan. Members of the Board of Directors who are not employees are not eligible to participate in the Plan. Each grant of an Award under the Plan shall be evidenced by an Award Agreement.

SECTION 5   SHARES AVAILABLE FOR THE PLAN

5.1   Aggregate Shares

Subject to adjustment as provided in Section 5.3, the maximum number of shares of Common Stock that may be issued upon the exercise or settlement of Awards granted under the Plan is 47,500,000 shares of Common Stock.

Any shares of Common Stock subject to an Award which is granted under this Plan and which terminates by expiration, forfeiture, cancellation or otherwise shall be available for grants of Awards under the Plan. Likewise, shares of Common Stock that have been issued in connection with an Award of Restricted Stock that is canceled or forfeited prior to vesting or settled in cash, causing the shares to be returned to the Company, shall not be counted as having been delivered under the Plan. In addition, any shares of Common Stock subject to a Restricted Stock Unit, Performance Share, Performance Unit or Other Stock-Based Award which is granted under this Plan and which is settled in cash in lieu of the issuance of shares may again be available for grants of Awards under the Plan.

If shares of Common Stock are returned to the Company in satisfaction of taxes relating to Restricted Stock, in connection with a cash out of Restricted Stock (but excluding upon forfeiture of Restricted Stock) or in connection with the tendering of shares by a Participant in satisfaction of the exercise price or taxes relating to an Award, such issued shares shall not become available again under the Plan. Each stock appreciation right issued under the Plan will be counted as one share issued under the Plan without regard to the number of shares issued to the Participant upon exercise of such stock appreciation right.

Notwithstanding any other provision in this Section 5.1, the grant of any Award that cannot by its terms be settled in shares of Common Stock shall not result in the reduction of the number of shares of Common Stock available for Awards under the Plan.

Shares of Common Stock may be issued under the Plan from shares held in the Company's treasury or out of authorized but unissued shares of the Company, or partly out of each, as shall be determined by the Plan Administrator.

5.2   Limitations

Subject to adjustment as provided in Section 5.3, the following limitations shall apply:

(a)   All of the shares of Common Stock that may be issued under this Plan may be granted as stock options (including Incentive Stock Options) or stock appreciation rights.

(b)   The number of shares of Common Stock issued under this Plan with respect to Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and Other Stock-Based Awards may not exceed 14,500,000 shares of Common Stock.

(c)   The maximum number of shares, as calculated in accordance with the provisions of Section 5.1, and maximum amount with respect to which Awards under this Plan may be granted to any eligible employee in any one calendar year shall not exceed: (a) 2,000,000 shares, in the case of options or stock appreciation rights; (b) 1,000,000 shares in the case of Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units or Other Stock-Based Awards; and (c) $10,000,000 worth of other Awards under the Plan, including Incentive Awards. Collectively, the foregoing maximums referred to in this Section 5.2(c) shall be referred to as the "Maximum Annual Employee Grants."

5.3   Adjustments in Authorized Shares

(a)   In the event of a Change in Capitalization, the Plan Administrator shall make such adjustments, if any, as it determines are appropriate and equitable to (a) the maximum number and class of shares of Common Stock or other stock or securities with respect to which Awards may be granted under the Plan, (b) the maximum number and class of shares of Common Stock or other stock or securities that may be issued upon exercise of Nonqualified Options and Incentive Stock Options, (c) the Maximum Annual Employee Grants, (d) the number and class of shares of Common Stock or other stock or securities which are subject to outstanding Awards granted under the Plan and the Option Price or exercise price therefor, if applicable and (e) the Performance Goals. Any such adjustment shall be final, binding and conclusive on all persons claiming any right or interest under the Plan.

(b)   Any such adjustment in the shares of Common Stock or other stock or securities (x) subject to outstanding Incentive Stock Options (including any adjustments in the exercise price) shall be made in such manner as not to constitute a modification as defined by Section 424(h)(3) of the Code and only to the extent otherwise permitted by Sections 422 and 424 of the Code or (y) subject to outstanding Awards that are intended to qualify as performance-based compensation under Section 162(m) shall be made in such a manner as not to adversely affect the treatment of the Awards as performance-based compensation.

(c)   If, by reason of a Change in Capitalization, a Participant shall be entitled to, or shall be entitled to exercise an option or stock appreciation right with respect to, new, additional or different shares of stock or securities of the Company or any other corporation, such new, additional or different shares shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the shares of

Common Stock subject to the option or stock appreciation right, as the case may be, prior to such Change in Capitalization.

5.4   Effect of Certain Transactions

Following (a) the liquidation or dissolution of the Company or (b) a merger or consolidation of the Company (a "Transaction"), (i) each outstanding Award shall be treated as provided for in the agreement entered into in connection with the Transaction (which treatment may be different as among different types of Awards and different holders thereof) or (ii) if not so provided in such agreement, each Participant shall be entitled to receive in respect of each share of Common Stock subject to any outstanding Awards, upon exercise of any stock option or stock appreciation right or payment or transfer in respect of any other Award, the same number and kind of stock, securities, cash, property or other consideration that each holder of a share of Common Stock was entitled to receive in the Transaction in respect of a share of Common Stock; provided, however, that such stock, securities, cash, property, or other consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to Awards prior to such Transaction, but giving effect to any applicable provision of this Plan or any Award Agreement if the Transaction is a Change in Control. Without limiting the generality of the foregoing, the treatment of outstanding stock options and stock appreciation rights pursuant to clause (i) of this Section 5.4 in connection with a Transaction in which the consideration paid or distributed to the Company's stockholders is not entirely shares of common stock of the acquiring or resulting corporation may include the cancellation of outstanding stock options and stock appreciation rights upon consummation of the Transaction provided either (x) the holders of affected stock options and stock appreciation rights have been given a period of at least fifteen (15) days prior to the date of the consummation of the Transaction to exercise the stock options and stock appreciation rights (whether or not they were otherwise exercisable) or (y) the holders of the affected stock options and stock appreciation rights are paid (in cash or cash equivalents) in respect of each share of Common Stock covered by the stock options or stock appreciation rights being cancelled an amount equal to the excess, if any, of the per share price paid or distributed to stockholders in the Transaction (the value of any non-cash consideration to be determined by the Plan Administrator in its sole discretion) over the exercise price thereof. For avoidance of doubt, (1) the cancellation of stock options and stock appreciation rights pursuant to clause (y) of the preceding sentence may be effected notwithstanding anything to the contrary contained in this Plan or any Award Agreement and (2) if the amount determined pursuant to clause (y) of the preceding sentence is zero or less, the affected stock options and stock appreciation rights may be cancelled without any payment therefor. The treatment of any Award as provided in this Section 5.4 shall be conclusively presumed to be appropriate for purposes of Section 5.3.

SECTION 6   STOCK OPTIONS

6.1   Grant of Options

(a)   Options may be granted to eligible employees in such number, and at such times during the term of the Plan as the Plan Administrator shall determine, the Plan Administrator taking into account the duties of the respective employees, their present and potential contributions to the success of the Company or its Subsidiaries, and such other factors as the Plan Administrator shall deem relevant in accomplishing the purposes of the Plan. The Plan Administrator may grant an option or provide for the grant of an option, either from time to time in the discretion of the Plan Administrator or automatically upon the occurrence of specified events, including, without limitation, the achievement of Performance Goals or other performance measures, the satisfaction of an event or condition within the control of the recipient of the option or within the control of others. The granting of an option shall take place when the Plan Administrator by resolution, written consent or other appropriate action determines to grant such an option to a particular Participant at a particular price.

(b)   An option granted under the Plan may be either an Incentive Stock Option or a Nonqualified Option.

6.2   Special Provisions Applicable to Incentive Stock Options

Each provision of the Plan and each Incentive Stock Option granted thereunder shall be construed so that each such option shall qualify as an Incentive Stock Option, and any provision thereof that cannot be so construed shall be disregarded, unless the Participant agrees otherwise. The total number of shares which may be purchased upon the exercise of Incentive Stock Options granted under the Plan shall not exceed the total specified in Section 5.2(a), as adjusted pursuant to Section 5.3. Incentive Stock Options, in addition to complying with the other provisions of the Plan relating to options generally, shall be subject to the following conditions:

(a)   <u>Ten Percent (10%) Stockholders</u>

A Participant must not, immediately before an Incentive Stock Option is granted to him or her, own stock representing more than ten percent (10%) of the voting power or value of all classes of stock of the Company or of a Subsidiary. This requirement is waived if (i) the Option Price of the Incentive Stock Option to be granted is at least one hundred ten percent (110%) of the Fair Market Value of the stock subject to the option, determined at the time the option is granted, and (ii) the option is not exercisable more than five (5) years from the date the option is granted.

(b)   <u>Annual Limitation</u>

To the extent that the aggregate Fair Market Value (determined at the time of the grant of the option) of the stock with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year exceeds One Hundred Thousand Dollars ($100,000), such options shall be treated as Nonqualified Options. In applying the limitation in the preceding sentence in the case of multiple option grants, unless otherwise required by applicable law, options which were intended to be Incentive Stock Options shall be treated as Nonqualified Options according to the order in which they were granted such that the most recently granted options are first treated as Nonqualified Options.

(c)   <u>Additional Terms</u>

Any other terms and conditions which the Plan Administrator determines, upon advice of counsel, must be imposed for the option to be an Incentive Stock Option.

(d)   <u>Notice of Disqualifying Disposition</u>

If a Participant shall make any disposition of shares of Common Stock issued pursuant to an Inventive Stock Option under the circumstances described in Section 421(b) of the Code (relating to disqualifying distributions), the Participant shall notify the Company of such disposition within twenty days thereof.

6.3   Terms of Options

Except as otherwise provided in Section 6.2, all Incentive Stock Options and Nonqualified Options under the Plan shall be granted subject to the following terms and conditions:

(a)   <u>Option Price</u>

The Option Price shall be determined by the Plan Administrator in any reasonable manner, but shall not be less than the Fair Market Value of the Common Stock on the date the option is granted.

(b)   <u>Duration of Options</u>

Options shall be exercisable at such time and under such conditions as set forth in the Award Agreement, but in no event shall any stock option (whether a Nonqualified Option or an Incentive Stock Option) be exercisable later than the tenth (10th) anniversary of the date of its grant.

(c)   <u>Exercise of Options</u>

Shares of Common Stock covered by an option may be purchased at one time or in such installments over the option period as may be provided in the Award Agreement. Any shares not purchased on an applicable installment date may be purchased thereafter at any time prior to the expiration of the option in accordance with its terms. To the extent that the right to purchase shares has accrued thereunder, options may be exercised from time to time by written notice to the Company setting forth the number of shares with respect to which the option is being exercised.

(d)   <u>Payment</u>

The purchase price of shares purchased under options shall be paid in full to the Company upon the exercise of the option by delivery of consideration equal to the product of the Option Price and the number of shares of Common Stock purchased (the "Purchase Price"). Such consideration may be either (i) in cash or (ii) at the discretion of the Plan Administrator, in Common Stock (by either actual delivery of Common Stock or by attestation presenting satisfactory proof of beneficial ownership of such Common Stock) already owned by the Participant, or any combination of cash and Common Stock. The Fair Market Value of such Common Stock as delivered shall be valued as of the day prior to delivery. The Plan Administrator can determine that additional forms of payment will be permitted. To the extent permitted by the Plan Administrator and applicable laws and regulations (including, without limitation, federal tax and securities laws, regulations and state corporate law), an option may also be exercised in a "cashless" exercise by delivery of a properly executed exercise notice together with irrevocable instructions to a broker selected by the Company to promptly deliver to the Company sufficient proceeds to pay the Purchase Price. A Participant shall have none of the rights of a stockholder until the shares of Common Stock are issued to the Participant.

The Plan Administrator may permit a Participant to pay all or a portion of the Purchase Price by having shares of Common Stock with a Fair Market Value equal to all or a portion of the Purchase Price be withheld from the shares issuable to the Participant upon the exercise of the option. The Fair Market Value of such Common Stock as is withheld shall be determined as of the same day as the exercise of the option.

(e)   <u>Restrictions</u>

The Plan Administrator shall determine and reflect in the Award Agreement, with respect to each option, the nature and extent of the restrictions, if any, to be imposed on the shares of Common Stock which may be purchased thereunder, including, without limitation, restrictions on the transferability of such shares acquired through the exercise of such options for such periods as the Plan Administrator may determine and, further, that in the event a Participant's employment by the Company, or a Subsidiary, terminates during the period in which such shares are nontransferable, the Participant shall be required to sell such shares back to the Company at such prices as the Plan Administrator may specify. In addition, to the extent permitted by applicable laws and regulations, the Plan Administrator may require that a Participant who wants to effectuate a "cashless" exercise of options be required to sell the shares of Common Stock acquired in the associated exercise to the Company, or in the open market through the use of a broker selected by the Company, at such price and on such terms as the Plan Administrator may determine at the time of grant, or otherwise. Without limiting the foregoing, the Plan Administrator may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares issued as a result of the exercise of an option, including without limitation (i) restrictions under an insider trading policy, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and other participants and (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

El Paso Corporation   14
2005 Omnibus Incentive Compensation Plan
(as amended and restated)

(f)   Nontransferability of Options

Options granted under the Plan and the rights and privileges conferred thereby shall not be subject to execution, attachment or similar process and may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent and distribution. Notwithstanding the foregoing and only as provided by the Plan Administrator or the Company, as applicable, Nonqualified Options may be transferred to a Participant's immediate family members, directly or indirectly or by means of a trust, corporate entity or partnership (a person who thus acquires this option by such transfer, a "Permitted Transferee"). A transfer of an option may only be effected by the Company at the request of the Participant and shall become effective upon the Permitted Transferee agreeing to such terms as the Plan Administrator may require and only when recorded in the Company's record of outstanding options. In the event an option is transferred as contemplated hereby, the option may not be subsequently transferred by the Permitted Transferee except a transfer back to the Participant or by will or the laws of descent and distribution. A transferred option may be exercised by a Permitted Transferee to the same extent as, and subject to the same terms and conditions as, the Participant (except as otherwise provided herein), as if no transfer had taken place. As used herein, "immediate family" shall mean, with respect to any person, such person's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and shall include adoptive relationships. In the event of exercise of a transferred option by a Permitted Transferee, any amounts due to (or to be withheld by) the Company upon exercise of the option shall be delivered by (or withheld from amounts due to) the Participant, the Participant's estate or the Permitted Transferee, in the reasonable discretion of the Company.

In addition, to the extent permitted by applicable law and Rule 16b-3, the Plan Administrator may permit a recipient of a Nonqualified Option to designate in writing during the Participant's lifetime a Beneficiary to receive and exercise the Participant's Nonqualified Options in the event of such Participant's death. Except as otherwise provided for herein, if any Participant attempts to transfer, assign, pledge, hypothecate or otherwise dispose of any option under the Plan or of any right or privilege conferred thereby, contrary to the provisions of the Plan or such option, or suffers the sale or levy or any attachment or similar process upon the rights and privileges conferred hereby, all affected options held by such Participant shall be immediately forfeited.

(g)   Purchase for Investment

The Plan Administrator shall have the right to require that each Participant or other person who shall exercise an option under the Plan, and each person into whose name shares of Common Stock shall be issued pursuant to the exercise of an option, represent and agree that any and all shares of Common Stock purchased pursuant to such option are being purchased for investment only and not with a view to the distribution or resale thereof and that such shares will not be sold except in accordance with such restrictions or limitations as may be set forth in the option or by the Plan Administrator. This Section 6.3(g) shall be inoperative during any period of time when the Company has obtained all necessary or advisable approvals from governmental agencies and has completed all necessary or advisable registrations or other qualifications of shares of Common Stock as to which options may from time to time be granted as contemplated in Section 15.

(h)   No Repricing

The Plan Administrator shall have no authority to make any adjustment (other than in connection with a Change in Capitalization in which an adjustment is permitted or required under the terms of the Plan) or amendment, and no such adjustment or amendment shall be made, that reduces or would have the effect of reducing the exercise price of a stock option previously granted under the Plan, whether through amendment, cancellation or replacement grants, or other means, unless the Company's shareholders shall have approved such adjustment or amendment.

SECTION 7   STOCK APPRECIATION RIGHTS

7.1   Grant of Stock Appreciation Rights

Stock appreciation rights may be granted to eligible employees in such number, and at such times during the term of the Plan as the Plan Administrator shall determine, the Plan Administrator taking into account the duties of the respective employees, their present and potential contributions to the success of the Company or its Subsidiaries, and such other factors as the Plan Administrator shall deem relevant in accomplishing the purposes of the Plan. The Plan Administrator may grant a stock appreciation right or provide for the grant of a stock appreciation right, either from time to time in the discretion of the Plan Administrator or automatically upon the occurrence of specified events, including, without limitation, the achievement of Performance Goals or other performance measures, the satisfaction of an event or condition within the control of the recipient of the stock appreciation right or within the control of others. The granting of a stock appreciation right shall take place when the Plan Administrator by resolution, written consent or other appropriate action determines to grant such a stock appreciation right to a particular Participant at a particular price. A stock appreciation right may be granted freestanding or in tandem or in combination with any other Award under the Plan.

7.2   Exercise of Stock Appreciation Rights

A stock appreciation right may be exercised upon such terms and conditions and for a term such as the Plan Administrator shall determine; provided, however, no stock appreciation right shall be exercisable later than the tenth (10th) anniversary of the date of its grant. Upon exercise of a stock appreciation right, a Participant shall be entitled to receive shares of Common Stock with an aggregate Fair Market Value determined by multiplying (i) the difference between the Fair Market Value of a share of Common Stock on the date of exercise of the stock appreciation right over the price fixed at the date of grant (which price shall not be less than 100% of the Fair Market Value of a share of Common Stock on the date of grant) times (ii) the number of shares of Common Stock with respect to which the stock appreciation right is exercised. The value of any fractional shares shall be paid in cash.

7.3   Special Provisions Applicable to Stock Appreciation Rights

Stock appreciation rights are subject to the following restrictions:

(a)   A stock appreciation right granted in tandem with any other Award under the Plan shall be exercisable at such time or times as the Award to which it relates shall be exercisable, or at such other times as the Plan Administrator may determine.

(b)   The right of a Participant to exercise a stock appreciation right granted in tandem with any other Award under the Plan shall be canceled if and to the extent the related Award is exercised or canceled. To the extent that a stock appreciation right is exercised, the related Award shall be deemed to have been surrendered unexercised and canceled.

(c)   A holder of stock appreciation rights shall have none of the rights of a stockholder until shares of Common Stock, if any, are issued to such holder pursuant to such holder's exercise of such rights.

(d)   The acquisition of Common Stock pursuant to the exercise of a stock appreciation right shall be subject to the same restrictions as would apply to the acquisition of Common Stock acquired upon exercise of an option, as set forth in Section 6.3.

(e)   Except as may otherwise be permitted by the Plan Administrator, stock appreciation rights granted under the Plan and the rights and privileges conferred thereby shall not be subject to execution, attachment or similar process and may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent and distribution.

SECTION 8   PERFORMANCE SHARES AND PERFORMANCE UNITS

8.1   Grant of Performance Shares and Performance Units

Subject to the limitations in Section 5.2, Performance Shares or Performance Units may be granted to eligible employees at any time and from time to time as the Plan Administrator shall determine. The Plan Administrator shall have complete discretion in determining the number of Performance Shares or Performance Units granted to each Participant and the terms and conditions thereof, taking into account the duties of the respective Participants, their present and potential contributions to the success of the Company or its Subsidiaries, and such other factors as the Plan Administrator shall deem appropriate. Performance Shares and Performance Units may be granted alone or in combination with any other Award under the Plan.

8.2   Value of Performance Shares and Performance Units

The Plan Administrator shall set Performance Goals over Performance Periods. Prior to each grant of Performance Shares or Performance Units, the Plan Administrator shall establish an initial number of shares of Common Stock for each Performance Share and an initial value for each Performance Unit granted to each Participant for that Performance Period. Prior to each grant of Performance Shares or Performance Units, the Plan Administrator also shall set the Performance Goals that will be used to determine the extent to which the Participant receives the number of shares of Common Stock for the Performance Shares or payment of the value of the Performance Units awarded for such Performance Period. With respect to each such Performance Goal utilized during a Performance Period, the Plan Administrator may assign percentages or other relative values to various levels of performance which shall be applied to determine the extent to which the Participant shall receive a payout of the number of Performance Shares or value of Performance Units awarded.

8.3   Payment of Performance Shares and Performance Units

After a Performance Period has ended, the holder of a Performance Share or Performance Unit shall be entitled to receive the value thereof as determined by the Plan Administrator. The Plan Administrator shall make this determination by first determining the extent to which the Performance Goals set pursuant to Section 8.2 have been met. The Plan Administrator shall then determine the applicable percentage or other relative value to be applied to, and will apply such percentage or other relative value to, the number of Performance Shares or value of Performance Units to determine the payout to be received by the Participant. In addition, with respect to Performance Shares and Performance Units granted to each Participant, no payout shall be made hereunder except upon written certification by the Plan Administrator that the applicable Performance Goals have been satisfied to a particular extent.

8.4   Form and Timing of Payment

The payment described in Section 8.3 shall be made in shares of Common Stock, or in cash, or partly in shares of Common Stock and partly in cash, at the discretion of the Plan Administrator and set forth in the Award Agreement. The value of any fractional shares shall be paid in cash. Payment shall be made in a lump sum or installments as prescribed by the Plan Administrator and set forth in the Award Agreement; provided that each Award Agreement shall comply with the timing of payment requirements set forth in Section 409A of the Code, including, but not limited to the timing of payments to "specified employees" as defined in Section 409A(a)(2)(B)(i) of the Code. If a number of shares of Common Stock is to be converted into an amount of cash on any date, or if an amount of cash is to be converted into a number of shares of Common Stock on any date, such conversion shall be done at the then-current Fair Market Value of the Common Stock on such date.

8.5   Nontransferability of Performance Shares and Performance Units

Except as otherwise provided by the Plan Administrator, Performance Shares and Performance Units granted under the Plan and the rights and privileges conferred thereby shall not be subject to execution, attachment or similar process and may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation or law or otherwise) other than by will or by the applicable laws of descent and distribution.

SECTION 9   RESTRICTED STOCK

9.1   Grant of Restricted Stock

Subject to the limitations in Section 5.2, Restricted Stock may be granted to eligible employees in such number and at such times during the term of the Plan as the Plan Administrator shall determine, the Plan Administrator taking into account the duties of the respective Participants, their present and potential contributions to the success of the Company or its Subsidiaries, and such other factors as the Plan Administrator shall deem relevant in accomplishing the purposes of the Plan. The Plan Administrator may grant Restricted Stock or provide for the grant of Restricted Stock, either from time to time in the discretion of the Plan Administrator or automatically upon the occurrence of specified events.

9.2   Restriction Period

Except as permitted by the Plan Administrator and specified in the Award Agreement, during a period following the date of grant, as determined by the Plan Administrator, which in no event shall be less than three (3) years with respect to Restricted Stock subject to restrictions based upon time and one (1) year with respect to Restricted Stock subject to restrictions based upon the achievement of specific Performance Goals or other performance measures (the "Restriction Period"), the Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of by the recipient. In the event of any attempt by the Participant to sell, exchange, transfer, pledge or otherwise dispose of Restricted Stock in violation of the terms of the Plan without the Company's prior written consent, such Restricted Stock shall be forfeited to the Company. During the Restriction Period, the Plan Administrator shall evidence the restrictions on the shares of Restricted Stock in such a manner as it determines is appropriate (including, without limitation, (i) by means of appropriate legends on shares of Restricted Stock that have been certificated and (ii) by means of appropriate stop-transfer orders on shares of Restricted Stock credited to book-entry accounts).

9.3   Other Restrictions

The Plan Administrator shall impose such other restrictions on Restricted Stock granted pursuant to the Plan as it may deem advisable, including Performance Goals or other performance measures. The Plan Administrator may require, under such terms and conditions as it deems appropriate or desirable, that the certificates for Restricted Stock delivered under the Plan may be held in custody by a bank or other institution, or that the Company may itself hold such shares in custody until the Restriction Period expires or until restrictions thereon otherwise lapse, and may require, as a condition of any issuance of Restricted Stock that the Participant shall have delivered a stock power endorsed in blank relating to the shares of Restricted Stock.

9.4   Voting Rights; Dividends and Other Distributions

A Participant receiving a grant of Restricted Stock shall be recorded as a stockholder of the Company. Each Participant who receives a grant of Restricted Stock shall have all the rights of a stockholder with respect to such shares (except as provided in the restrictions on transferability), including the right to vote the shares and receive dividends and other distributions paid with respect to the underlying shares of Restricted Stock; provided, however, that no Participant awarded Restricted Stock shall have any right as a stockholder with respect to any shares subject to the Participant's Restricted Stock grant prior to the date of issuance to the Participant of a certificate or certificates, or the establishment of a book-entry account, for such shares.

9.5 Issuance of Shares; Settlement of Awards

When the restrictions imposed by Section 9.2 expire or otherwise lapse with respect to one or more shares of Restricted Stock, the Participant shall be obligated to return to the Company such shares of Restricted Stock (if applicable), and the Company shall deliver to the Participant one (1) share of Common Stock in satisfaction of each share of Restricted Stock, which shares so delivered shall not contain any legend. The delivery of shares pursuant to this Section 9.5 shall be subject to any required share withholding to satisfy tax withholding obligations pursuant to Section 17.10. Any fractional shares subject to such Restricted Stock shall be paid to the Participant in cash.

SECTION 10   RESTRICTED STOCK UNITS

10.1 Grant of Restricted Stock Units

Subject to the limitations in Section 5.2, Restricted Stock Units may be granted to eligible employees in such number and at such times during the term of the Plan as the Plan Administrator shall determine, the Plan Administrator taking into account the duties of the respective Participants, their present and potential contributions to the success of the Company or its Subsidiaries, and such other factors as the Plan Administrator shall deem relevant in accomplishing the purposes of the Plan. The Plan Administrator may grant Restricted Stock Units or provide for the grant of Restricted Stock Units, either from time to time in the discretion of the Plan Administrator or automatically upon the occurrence of specified events.

10.2 Restriction Period

Except as permitted by the Plan Administrator and specified in the Award Agreement, during the Restriction Period as defined in Section 9.2, Restricted Stock Units may not be sold, assigned, transferred, pledged, hypothecated or otherwise encumbered or disposed of by the recipient. In the event of any attempt by the Participant to sell, exchange, transfer, pledge or otherwise dispose of Restricted Stock Units in violation of the terms of the Plan without the Company's prior written consent, such Restricted Stock Units shall be forfeited to the Company.

10.3 Other Restrictions

The Plan Administrator shall impose such other restrictions on Restricted Stock Units granted pursuant to the Plan as it may deem advisable. A Participant receiving a grant of Restricted Stock Units shall not be recorded as a stockholder of the Company and shall not acquire any rights of a stockholder unless or until the Participant is issued shares of Common Stock in settlement of such Restricted Stock Units.

10.4 Dividend Equivalents

The Plan Administrator may provide that Restricted Stock Units awarded under the Plan shall be entitled to an amount per Restricted Stock Unit equal in value to the cash dividend, if any, paid per share of Common Stock on issued and outstanding shares, on the dividend payment dates occurring during the period between the date on which the Restricted Stock Units are granted to the Participant and the date on which such Restricted Stock Units are settled, cancelled, forfeited, waived, surrendered or terminated under the Plan. Such paid amounts called "dividend equivalents" shall be (i) paid in cash or Common Stock or (ii) credited to the Participant as additional Restricted Stock Units, or any combination thereof, as the Plan Administrator shall determine. A Restricted Stock Unit credited to a Participant as a dividend equivalent shall vest at such time as the Restricted Stock Unit to which it relates vests.

10.5   Issuance of Shares; Settlement of Awards

When the restrictions imposed by Section 10.2 expire or otherwise lapse with respect to one or more Restricted Stock Units, Restricted Stock Units shall be settled (i) in cash or (ii) by the delivery to the Participant of the number of shares of Common Stock equal to the number of the Participant's Restricted Stock Units that are vested, or any combination thereof, as the Plan Administrator shall determine. The payment hereunder shall comply with the timing of payment requirements set forth in Section 409A of the Code, including, but not limited to the timing of payments to "specified employees" as defined in Section 409A(a)(2)(B)(i) of the Code. The delivery of shares pursuant to this Section 10.5 shall be subject to any required share withholding to satisfy tax withholding obligations pursuant to Section 17.10. Any fractional shares subject to such Restricted Stock Units shall be paid to the Participant in cash.

SECTION 11   INCENTIVE AWARDS

11.1   Incentive Awards

Prior to the beginning of each Performance Period, or not later than 90 days following the commencement of the relevant fiscal year, the Plan Administrator shall establish Performance Goals or other performance measures which must be achieved for any Participant to receive an Incentive Award for that Performance Period. The Performance Goals or other performance measures may be based on any combination of corporate and business unit Performance Goals or other performance measures. The Plan Administrator may also establish one or more Company-wide Performance Goals or other performance measures which must be achieved for any Participant to receive an Incentive Award for that Performance Period. Such Performance Goals or other performance measures may include a threshold level of performance below which no Incentive Award shall be earned, target levels of performance at which specific Incentive Awards will be earned, and a maximum level of performance at which the maximum level of Incentive Awards will be earned. Each Incentive Award shall specify the amount of cash and the amount of any other Awards subject to such Incentive Award.

11.2   Performance Goal Certification

An Incentive Award shall become payable to the extent provided herein in the event that the Plan Administrator certifies in writing prior to payment of the Incentive Award that the Performance Goals or other performance measures selected for a particular Performance Period have been attained. In no event will an Incentive Award be payable under this Plan if the threshold level of performance set for each Performance Goal or other performance measure for the applicable Performance Period is not attained.

11.3   Discretion to Reduce Awards; Participant's Performance

The Plan Administrator, in its sole and absolute discretion, prior to a Change in Control, may reduce the amount of any Incentive Award otherwise payable to a Participant upon attainment of any Performance Goal or other performance measure for the applicable Performance Period. A Participant's individual performance must be satisfactory, regardless of the Company's performance and the attainment of Performance Goals or other performance measures, before he or she may be paid an Incentive Award. In evaluating a Participant's performance, the Plan Administrator shall consider the Performance Goals or other performance measures, the Participant's responsibilities and accomplishments, and such other factors as it deems appropriate.

11.4   Required Payment of Incentive Awards

The Plan Administrator shall make a determination within thirty (30) days after the information that is necessary to make such a determination is available for a particular Performance Period whether the Performance Goals or other performance measures for the Performance Period have been achieved and the amount of the Incentive Award for each Participant. The Plan Administrator shall certify the foregoing determinations in writing.

In the absence of an election by the Participant pursuant to Section 11.5, the Incentive Award shall be paid not later than December 31 of the calendar year in which the foregoing determinations have been made as follows.

(a)   Participants shall receive their Incentive Awards in any combination of cash and/or other Awards under the Plan as determined by the Plan Administrator. The payment hereunder shall comply with the timing of payment requirements set forth in Section 409A of the Code, including, but not limited to the timing of payments to "specified employees" as defined in Section 409A(a)(2)(B)(i) of the Code.

(b)   Because the Participant bears forfeiture, price fluctuation, and other attendant risks during the Restriction Period associated with Restricted Stock, the Plan Administrator may determine, as set forth in the Award Agreement, that Participants who are awarded Restricted Stock as part of their Incentive Award shall be awarded additional Restricted Stock up to the amount of Restricted Stock which a Participant is awarded pursuant to Section 11.4(a). No additional Restricted Stock is required to be awarded pursuant to this Section 11.4(b).

11.5   Restricted Stock Election

To the extent permitted by applicable law, in lieu of receiving all or any portion of cash awarded as part of a Participant's Incentive Award pursuant to Section 11.4(a), the Plan Administrator may determine, as set forth in the Award Agreement, that Participants may elect to receive Restricted Stock with a value equal to the portion of the Incentive Award which the Participant would otherwise have received in cash, but has elected to receive in Restricted Stock ("Restricted Stock Election"). Participants must make their Restricted Stock Election at such time and in such a manner as prescribed by the Plan Administrator, which may determine, as set forth in the Award Agreement, that each Participant who makes the Restricted Stock Election shall be awarded additional shares of Restricted Stock granted pursuant to Section 11.4(b) up to the amount of the Participant's Restricted Stock Election. Notwithstanding the foregoing, no additional shares of Restricted Stock are required to be awarded pursuant to this Section 11.5.

11.6   Nontransferability of Incentive Awards

Except as otherwise determined by the Plan Administrator, Incentive Awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

SECTION 12   CASH AWARDS AND OTHER STOCK-BASED AWARDS

12.1   Grant of Cash Awards

Subject to the terms and provisions of this Plan, the Plan Administrator, at any time and from time to time, may grant cash awards to Participants in such amounts and upon such terms, including the achievement of specific performance criteria, as the Plan Administrator may determine (each, a "Cash Award").

12.2   Other Stock-Based Awards

The Plan Administrator may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted shares of Common Stock) in such amounts and subject to such terms and conditions, as the Plan Administrator shall determine (each, an "Other Stock-Based Award"). Such Other Stock-Based Awards may involve the transfer of actual shares of Common Stock to Participants, or payment in cash or otherwise of amounts based on the value of shares of Common Stock.

12.3   Value of Cash Awards and Other Stock-Based Awards

Each Cash Award granted pursuant to this Section 12 shall specify a payment amount or payment range as determined by the Plan Administrator. Each Other Stock-Based Award shall be expressed in terms of shares of Common Stock or units based on shares of Common Stock, as determined by the Plan Administrator. The Plan Administrator may establish performance criteria applicable to such awards in its discretion. If the Plan Administrator exercises its discretion to establish performance criteria, the number and/or value of such cash awards or Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the performance goals are met.

12.4   Payment of Cash Awards and Other Stock-Based Awards

Payment, if any, with respect to a Cash Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash or shares of Common Stock as the Plan Administrator determines. The value of any fractional shares shall be paid in cash. The payment hereunder shall comply with the timing of payment requirements set forth in Section 409A of the Code, including, but not limited to the timing of payments to "specified employees" as defined in Section 409A(a)(2)(B)(i) of the Code.

12.5   Transferability of Cash Awards and Other Stock-Based Awards

Except as otherwise determined by the Plan Administrator, neither Cash Awards nor Other Stock-Based Awards may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

SECTION 13   TERMINATION OF EMPLOYMENT

The Award Agreement applicable to each Award shall set forth the effect of a termination of the holder's employment upon such Award; provided, however, that, unless explicitly set forth otherwise in an Award Agreement or as determined by the Plan Administrator, (1) all of a Participant's unvested and/or unexercisable Awards shall automatically be forfeited upon termination of the Participant's employment for any reason, and, as to Awards consisting of stock options or stock appreciation rights, the Participant shall be permitted to exercise the vested portion of the option or stock appreciation right for at least three months following termination of his or her employment, and (2) all of a Participant's Awards (whether vested or unvested, exercisable or unexercisable) shall automatically be forfeited upon termination of the Participant's employment for Cause. Provisions relating to the effect of a termination of employment upon an Award shall be determined in the sole discretion of the Plan Administrator and need not be uniform among all Awards or among all Participants. Unless the Plan Administrator determines otherwise, the transfer of employment of a Participant as between the Company and its affiliates and Subsidiaries shall not constitute a termination of employment. The Plan Administrator shall have the discretion to determine the effect, if any, that a sale or other disposition of a Participant's Employer will have on the Participant's Awards.

SECTION 14   EFFECT OF A CHANGE IN CONTROL

Except as otherwise provided in an Award Agreement, in the event of a Participant's termination of employment (i) by his or her Employer without Cause or (ii) if Section 2.16 is applicable to the Participant, by the Participant for Good Reason, in each case within two years following a Change in Control:

(a)   all options and stock appreciation rights then held by the Participant shall become fully vested and exercisable;

(b)   the Restriction Periods applicable to all shares of Restricted Stock and all Restricted Stock Units then held by the Participant shall immediately lapse;

(c)   the performance periods applicable to any Performance Shares, Performance Units and Incentive Awards that have not ended shall end and such Awards shall become vested and payable in cash in an amount equal to the target amount thereof (assuming achievement of target levels by both Participants and the Company) within ten days following such termination; and

(d)   any restrictions applicable to Cash Awards and Other Stock-Based Awards shall immediately lapse and, if applicable, become payable within ten days following such termination.

SECTION 15   REGULATORY APPROVALS AND LISTING

The Company shall not be required to issue any certificate for shares of Common Stock under the Plan prior to:

(a)   obtaining any approval or ruling from the Securities and Exchange Commission, the Internal Revenue Service or any other governmental agency which the Company, in its sole discretion, shall determine to be necessary or advisable;

(b)   listing of such shares on any stock exchange on which the Common Stock may then be listed; and

(c)   completing any registration or other qualification of such shares under any federal or state laws, rulings or regulations of any governmental body which the Company, in its sole discretion, shall determine to be necessary or advisable.

All certificates, or book-entry accounts, for shares of Common Stock delivered under the Plan shall also be subject to such stop-transfer orders and other restrictions as the Plan Administrator may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which Common Stock is then listed and any applicable federal or state securities laws, and the Plan Administrator may cause a legend or legends to be placed on any such certificates, or notations on such book-entry accounts, to make appropriate reference to such restrictions. The foregoing provisions of this paragraph shall not be effective if and to the extent that the shares of Common Stock delivered under the Plan are covered by an effective and current registration statement under the Securities Act of 1933, as amended, or if and so long as the Plan Administrator determines that application of such provisions are no longer required or desirable. In making such determination, the Plan Administrator may rely upon an opinion of counsel for the Company. Without limiting the foregoing, the Plan Administrator may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares issued under this Plan, including without limitation (i) restrictions under an insider trading policy, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and other Participants and (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

SECTION 16   TERM OF PLAN

The Plan shall remain in effect, subject to the right of the Board of Directors to terminate the Plan at any time pursuant to Section 19, until all shares of Common Stock subject to it shall have been purchased or acquired according to the provisions herein. However, in no event may an Award be granted under the Plan on or after the tenth (10th) anniversary of the Effective Date. After this Plan is terminated, no future Awards may be granted pursuant to the Plan, but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan's terms and conditions. The Plan replaced the Prior Plans, and no further Awards may be made under the Prior Plans.

SECTION 17   GENERAL PROVISIONS

17.1   Forfeiture Events

(a)   The Plan Administrator may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, termination of employment for Cause, violation of material policies that may apply to the Participant, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company or any of its affiliates or Subsidiaries.

(b)   If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, and if a Participant knowingly engaged in the misconduct, was grossly negligent with respect to such misconduct, or knowingly or grossly negligently failed to prevent the misconduct (whether or not the Participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002), the Participant shall reimburse the Company the amount of any payment in settlement of an Award earned or accrued during the twelve-month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement.

17.2   No Individual Rights

Nothing contained in the Plan, or in any Award granted pursuant to the Plan, shall confer upon any employee any right with respect to continuance of employment by the Company or a Subsidiary, nor interfere in any way with the right of the Company or a Subsidiary to terminate the employment of such employee at any time with or without assigning any reason therefor.

17.3   Other Compensation

Unless determined otherwise by the Plan Administrator or required by contractual obligations, the grant, vesting or payment of Awards under the Plan shall not be considered as part of a Participant's salary or used for the calculation of any other pay, allowance, pension or other benefit unless otherwise permitted by other benefit plans provided by the Company or its Subsidiaries, or required by law or by contractual obligations of the Company or its Subsidiaries.

17.4   Nontransferability

Unless otherwise provided in the Plan, the right of a Participant or Beneficiary to the payment of any Award under the Plan may not be assigned, transferred, pledged or encumbered, nor shall such right or other interests be subject to attachment, garnishment, execution or other legal process.

17.5   Leaves of Absence

Leaves of absence for such periods and purposes conforming to the personnel policy of the Company, or of its Subsidiaries, as applicable, shall not be deemed terminations or interruptions of employment, unless a Participant commences a leave of absence from which he or she is not expected to return to active employment with the Company or its Subsidiaries. The foregoing notwithstanding, with respect to Incentive Stock Options, employment shall not be deemed to continue beyond the first ninety (90) days of such leave unless the Participant's reemployment rights are guaranteed by statute or contract. With respect to any Participant who, after the date an Award is granted under this Plan, ceases to be employed by the Company or a Subsidiary on a full-time basis but remains employed on a part-time basis, the Plan Administrator may make appropriate adjustments, as determined in its sole discretion, as to the number of shares issuable under, the vesting schedule of or the amount payable under any unvested Awards held by such Participant.

17.6   Transfers

In the event a Participant is transferred from the Company to a Subsidiary, or vice versa, or is promoted or given different responsibilities, Awards granted to the Participant prior to such date shall not be affected.

17.7   Unfunded Obligations

Any amounts (deferred or otherwise) to be paid to Participants pursuant to the Plan are unfunded obligations. Neither the Company nor any Subsidiary is required to segregate any monies from its general funds, to create any trusts or to make any special deposits with respect to this obligation. The Plan Administrator, in its sole discretion, may direct the Company to share with its Subsidiaries the costs of a portion of the Incentive Awards paid to Participants who are executives of those companies. Beneficial ownership of any investments, including trust investments which the Company may make to fulfill this obligation, shall at all times remain in the Company. Any investments and the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or a fiduciary relationship between the Plan Administrator, the Company or any Subsidiary and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's Beneficiary or the Participant's creditors in any assets of the Company or its Subsidiaries whatsoever. The Participants shall have no claim against the Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

17.8   Beneficiaries

The designation of a Beneficiary shall be on a form provided by the Company, executed by the Participant (with the consent of the Participant's spouse, if required by the Company for reasons of community property or otherwise), and delivered to a designated representative the Company. A Participant may change his or her Beneficiary designation at any time. A designation by a Participant under any predecessor plans shall remain in effect under the Plan unless such designation is revoked or changed under the Plan. If no Beneficiary is designated, if the designation is ineffective, or if the Beneficiary dies before the balance of a Participant's benefit is paid, the balance shall be paid to the Participant's spouse, or if there is no surviving spouse, to the Participant's lineal descendants, pro rata, or if there is no surviving spouse or any lineal descendant, to the Participant's estate. Notwithstanding the foregoing, however, a Participant's Beneficiary shall be determined under applicable state law if such state law does not recognize Beneficiary designations under plans of this sort and is not preempted by laws which recognize the provisions of this Section 17.8.

17.9   Governing Law

The Plan shall be construed and governed in accordance with the laws of the State of Texas.

17.10   Satisfaction of Tax Obligations

Appropriate provision shall be made for all taxes required to be withheld in connection with the exercise, grant, vesting or other taxable event of Awards under the applicable laws and regulations of any governmental authority, whether federal, state or local and whether domestic or foreign, including, without limitation, the required withholding of a sufficient number of shares of Common Stock otherwise issuable to a Participant to satisfy the said required minimum tax withholding obligations. To the extent provided by the Plan Administrator, a Participant is permitted to deliver shares of Common Stock (including shares acquired pursuant to the exercise of an option or stock appreciation right other than the option or stock appreciation right currently being exercised, to the extent permitted by applicable regulations) for payment of withholding taxes on the exercise of an option or stock appreciation right, upon the grant or vesting of Restricted Stock or Restricted Stock Units or upon the payout of

Performance Shares, Performance Units or Incentive Awards. Shares of Common Stock may be required to be withheld from the shares issuable to the Participant upon the exercise of an option or stock appreciation right, upon the vesting of Restricted Stock or Restricted Stock Units or upon the payout of Performance Shares or Performance Units to satisfy tax withholding obligations. The Fair Market Value of Common Stock as delivered pursuant to this Section 17.10 shall be determined as of the day prior to delivery, and shall be calculated in accordance with Section 2.15.

Any Participant who makes a Section 83(b) election under the Code shall, within ten (10) days of making such election, notify the Company in writing of such election and shall provide the Company with a copy of such election form filed with the Internal Revenue Service.

A Participant is solely responsible for obtaining, or failing to obtain, tax advice with respect to participation in the Plan prior to the Participant's (i) entering into any transaction under or with respect to the Plan, (ii) designating or choosing the times of distributions under the Plan, or (iii) disposing of any shares of Common Stock issued under the Plan.

17.11 Participants in Foreign Jurisdictions

The Plan Administrator shall have the authority to adopt such modifications, procedures and subplans as may be necessary or desirable to comply with provisions of the laws of any countries in which the Company may operate to ensure the viability of the benefits from Awards granted to Participants employed in such countries, to meet the requirements of local laws that permit the Plan to operate in a qualified or tax-efficient manner, to comply with applicable foreign laws and to meet the objectives of the Plan.

SECTION 18 COMPLIANCE WITH RULE 16b-3, SECTION 162(m) AND SECTION 409A

18.1 Rule 16b-3 of the Exchange Act and Section 162(m) of the Code

The Company's intention is that, so long as any of the Company's equity securities are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, the Plan shall comply in all respects with the rules of any exchange on which the shares of Common Stock are traded and with Rule 16b-3. In addition, it is the Company's intention that, as to Covered Employees, unless otherwise indicated in an Award Agreement, stock options, stock appreciation rights, Performance Shares, Performance Units and Incentive Awards shall qualify as performance-based compensation under Section 162(m). If any Plan provision is determined not to be in compliance with the foregoing intentions, that provision shall be deemed modified as necessary to meet the requirements of any such exchange, Rule 16b-3 and Section 162(m).

18.2 Section 409A of the Code

The Plan is intended to be administered, operated and construed in compliance with Section 409A of the Code and any guidance issued thereunder. Notwithstanding this or any other provision of the Plan to the contrary, the Board of Directors and the Plan Administrator may amend the Plan in any manner, or take any other action, that either of them determines, in its sole discretion, is necessary, appropriate or advisable to cause the Plan to comply with Section 409A and any guidance issued thereunder. Any such action, once taken, shall be deemed to be effective from the earliest date necessary to avoid a violation of Section 409A and shall be final, binding and conclusive on all Participants and other individuals having or claiming any right or interest under the Plan.

SECTION 19 AMENDMENT, TERMINATION OR DISCONTINUANCE OF THE PLAN

19.1 Amendment of Plan

Subject to the Board of Directors, the Plan Administrator may from time to time make such amendments to the Plan as it may deem proper and in the best interest of the Company, including, without limitation, any amendment necessary to ensure that the Company may obtain any regulatory approval referred to in Section 15; provided, however, that (a) to the extent required by applicable law, regulation or stock exchange rule, stockholder approval shall be required, and (b) no change in any Award previously granted under the Plan may be made without the consent of the Participant if such change would impair the right of the Participant under the Award to acquire or retain Common Stock or cash that the Participant may have acquired as a result of the Plan.

19.2   Termination or Suspension of Plan

The Board of Directors may at any time suspend the operation of or terminate the Plan with respect to any shares of Common Stock or rights which are not at that time subject to any Award outstanding under the Plan.

SECTION 20   DEFFERAL ELECTIONS

The Plan Administrator may, to the extent permitted by applicable law, including, but not limited to Section 409A of the Code, permit Participants to defer Awards under the Plan. Any such deferrals shall be subject to such terms, conditions and procedures that the Plan Administrator may establish from time to time in its sole discretion.

El Paso Corporation
Employee Stock Purchase Plan
(as amended and restated)

El Paso Corporation
Employee Stock Purchase Plan
(as amended and restated)

1. Purposes

This Employee Stock Purchase Plan (the "Plan") provides Eligible Employees of El Paso Corporation, a Delaware corporation, and its Subsidiaries an opportunity to (i) purchase shares of Common Stock of the Company at a discount from market prices, and (ii) increase ownership of the Company's Common Stock, on the terms and conditions set forth below. It is the intention of the Company that options issued pursuant to the Plan shall constitute stock options issued pursuant to an "employee stock purchase plan" within the meaning of Section 423 of the Code. The provisions of the Plan shall be construed so as to extend and limit participation in the Plan in a manner consistent with the requirements of that section of the Code. The Plan was originally adopted by the Board of Directors effective as of January 20, 1999 and approved by stockholders on April 22, 1999. The Plan, as currently amended and restated, will become effective as of May 6, 2009 if it is approved by the Company's stockholders at the 2009 annual meeting.

2. Definitions

(a)   *Board of Directors*—means the Board of Directors of El Paso Corporation.

(b)   *Company*—means El Paso Corporation, a Delaware corporation.

(c)   *Compensation*—means the total annual cash remuneration (before taxes) which an Eligible Employee receives as salary or wages, including base pay, payments for overtime, shift premium, bonuses, holiday pay, paid time off, short-term disability and other similar remuneration (grossed-up to reflect salary deferrals, if any, under Section 401(k) plans, Section 125 cafeteria plans, Section 132 plans and other qualified and nonqualified elective deferrals). Compensation shall not include other cash or non-cash remuneration such as payments under this or any other form of equity or fringe benefit program, expense reimbursements, allowances and payments attributable to foreign assignments, long-term disability and workers' compensation payments, and lump-sum payments due to death, termination of employment or layoff.

(d)   *Code*—means the Internal Revenue Code of 1986, as amended.

(e)   *Committee*—means the Compensation Committee of the Board of Directors with respect to Participants who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if required, and the Management Committee (consisting of the Chief Executive Officer and such other senior officers of the Company as he or she may designate) with respect to all other Participants.

(f)   *Common Stock*—means the common stock, par value $3.00 per share, of the Company.

(g)   *Eligible Employees*—means those employees of the Company and its Subsidiaries who are eligible to participate in the Plan pursuant to Section 4.

(h) Exercise Date—means the last Trading Day of each calendar month.

(i)   *Exercise Price*—means 95% of the Fair Market Value of a share of the Company's Common Stock on the Exercise Date. In no event shall the Exercise Price be less than $1.00 per share of Company Common Stock.

(j)   *Fair Market Value*—means the average between the highest and lowest quoted selling prices at which the Company Common Stock is sold for a particular date as reported in the NYSE-Composite Transactions by *The Wall Street Journal* (or such other source as the Committee deems reliable) for such date, or if no Common Stock was traded on such date, on the next preceding day on which Common Stock was so traded. In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Committee.

(k)   *Grant Date*—means January 1 of the calendar year.

(l)   *Offering Period*—means any twelve-month period beginning on January 1 of a particular calendar year and ending on the last Trading Day of such calendar year.

(m)   *Participating Employee*—means an Eligible Employee who elects to participate in the Plan pursuant to Section 5 hereof.

(n)   *Plan Account*—means an account maintained by the Company or its designated record keeper/ custodian for each Eligible Employee participating in the Plan to which payroll deductions are credited, against which funds used to purchase shares of Common Stock are charged, and to which shares of Common Stock purchased are credited.

(o)   *Subsidiary*—means a corporation (or other form of business association that is treated as a corporation for tax purposes) that is designated by the Committee from time to time from among a group consisting of the Company and its subsidiary corporations, for the purposes of participation in the Plan, of which shares (or other ownership interests) having more than fifty percent (50%) of the voting power are owned or controlled, directly or indirectly, by the Company so as to qualify such corporation as a "subsidiary corporation" within the meaning of Section 424(f) of the Code. The participating Subsidiaries are set forth on Appendix A hereto, and are subject to change by the Committee.

(p)   *Trading Day*—means any day on which the New York Stock Exchange (or any other established stock exchange or national market system the Committee deems appropriate) is open for trading.

3.   Common Stock Subject to the Plan

(a)   Subject to Section 3(b), the Company shall make available five million (5,000,000) shares of its Common Stock for purchase under the Plan from shares held in the Company's treasury or out of authorized but unissued shares of the Company, or partly out of each, as shall be determined by the Committee.

(b)   In the event of a recapitalization, stock split, stock dividend, exchange of shares, merger, reorganization, change in corporate structure or shares of the Company or similar event, the Board of Directors or the Committee shall make such adjustments, if any, as it determines are appropriate and equitable (i) to the number of shares authorized for issuance under the Plan and (ii) with respect to the number of shares credited to each Participating Employee's Plan Account. Any such adjustment shall be final, binding and conclusive on all persons claiming any right or interest under the Plan.

4.   Eligible Employees

(a)   An "Eligible Employee" is any individual who, as of the October 1st preceding the Grant Date of an Offering Period, is a common law employee of the Company or a Subsidiary and whose customary employment with the Company or such Subsidiary is at least twenty (20) hours per week and more than five (5) months in any calendar year. For purposes of the Plan, the employment relationship shall be treated as continuing while the individual is on a short-term leave, approved by the Company or any Subsidiary, during which the employee receives no Compensation. To the extent required under Section 423 of the Code, where the period of unpaid leave exceeds ninety (90) days and the individual's right to reemployment is not guaranteed by statute or by contract, the employee relationship will be deemed to have terminated on the 91st day of such leave.

(b)   No Eligible Employee shall be granted an option to purchase shares of Common Stock on any Grant Date if such employee, immediately after the option is granted, owns stock possessing five percent (5%) or more of the Company's outstanding Common Stock or five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary. For purposes of this Section 4(b), the rules of Code Section 424(d) (relating to attribution of stock ownership) shall apply in determining the stock ownership of an

Eligible Employee, and stock which the employee may purchase under outstanding options (whether or not subject to the special tax treatment provided by the Plan) shall be treated as stock owned by such employee.

(c) Notwithstanding any other provision of the Plan to the contrary, no Eligible Employee shall be granted an option to purchase shares of Common Stock under the Plan which permits such employee's rights to purchase stock under all employee stock purchase plans that are intended to qualify under Code Section 423 and that are maintained by the Company and its Subsidiaries to accrue at a rate which exceeds twenty-five thousand U.S. dollars ($25,000) (or the equivalent thereof in other currencies) worth of stock determined at the Fair Market Value of the shares on the Grant Date for each calendar year. This paragraph shall be interpreted in accordance with applicable Code rules and regulations.

5. Participation in the Plan

An Eligible Employee may participate in the Plan by completing and filing with the Company, or its designated record keeper/custodian, an election form or responding to enrollment procedures as set forth via an Internet website or a voice response system which authorizes payroll deductions from the employee's Compensation during an enrollment period as specified by the Company. Such deductions shall commence with the first pay period in the Offering Period beginning after such form is filed and recorded with the Company or its designated record keeper/custodian and shall continue until the employee ceases participation in the Plan or the Plan is terminated.

6. Payroll Deductions

Payroll deductions shall be made from the Compensation paid to each Participating Employee for each regular payroll period in such amounts as the Participating Employee shall authorize. The minimum payroll deduction shall be ten U.S. dollars ($10) per month up to a maximum of twenty-three thousand seven hundred fifty U.S. dollars ($23,750) per calendar year, with such deductions to be made from only the regular base salary payroll processing cycle (and not from bonus or other special payroll processing events). All payroll deductions made for a Participating Employee shall be credited to his or her Plan Account. Unless the Committee otherwise provides, if a Participating Employee's Compensation is insufficient in any pay period to allow the entire payroll deduction contemplated under the Plan, all such available amounts shall be deducted and credited to the Participating Employee's Plan Account for such pay period. Payroll deductions under the Plan shall be made only after all other withholdings, deductions, garnishments and similar deductions have been made. Notwithstanding any other provision to the contrary, the Committee may allow, subject to such terms and conditions as the Committee determines appropriate, Participating Employees to provide other sources of funds to satisfy such Participating Employees elected contributions, but in no event shall the total annual contribution by a Participating Employee exceed such Participating Employee's Compensation.

7. Changes in the Payroll Deductions

(a) <u>Increases</u>. A Participating Employee may increase the amount of his or her payroll deduction by filing a new election form with the Company or its designated record keeper/custodian or responding via an Internet website or a voice response system during an enrollment period, as specified by the Company. The change shall become effective for the next Offering Period.

(b) <u>Decreases</u>. A Participating Employee may decrease the amount of his or her payroll deduction by filing a new election form with the Company or its designated record keeper/custodian or responding via an Internet website or a voice response system sufficiently in advance, generally ten (10) Trading Days, to process such change before the next pay period.

(c) Except as set forth in Section 8(a), other changes shall not be allowed during an Offering Period.

El Paso Corporation   Page 3
Employee Stock Purchase Plan
(as amended and restated)

8. Termination of Participation in the Plan

(a)   <u>Voluntary Cessation of Plan Participation</u>.   A Participating Employee, at any time and for any reason, may voluntarily terminate participation in the Plan by written notification, or appropriate procedures set forth via an Internet website or a voice response system or otherwise as the Company may determine, of withdrawal delivered to the appropriate payroll office or designated record keeper/custodian sufficiently in advance, generally ten (10) Trading Days, to process such change before the next pay period. In such event, payroll deductions will cease and any payroll deductions and other funds credited to such Participating Employee's Plan Account shall be used to purchase shares of Common Stock on the next Exercise Date. An employee whose participation in the Plan has voluntarily terminated may not rejoin the Plan until the next Offering Period following the date of such termination.

(b)   <u>Employment Termination and Death</u>.   A Participating Employee's participation in the Plan shall be terminated involuntarily upon (i) termination of his or her employment with the Company or its Subsidiaries for any reason, or (ii) death of the Participating Employee. In each event, payroll deductions shall cease and any payroll deductions and other funds credited to the Participating Employee's Plan Account shall be used to purchase additional shares of Common Stock on the next Exercise Date.

(c)   <u>Retirement and Permanent Disability</u>.   In the event the Participating Employee retires or becomes permanently disabled, payroll deduction will cease and any payroll deductions and other funds credited to such employee's Plan Account shall be used to purchase shares of Common Stock on the next Exercise Date unless the employee requests to receive such amounts, in a manner determined by the Committee and such notice is received sufficiently in advance of the next Exercise Date, generally ten (10) Trading Days, to process such request.

In the event a Participating Employee's participation in the Plan is terminated pursuant to this Section 8, then such Participating Employee may allow shares of Common Stock credited to the Participating Employee's (or former employee's) Plan Account to remain therein (at such person's expense, if any), or at any time, request withdrawal of all or a portion of such account in the manner specified in the Plan or by the Committee.

9. Purchase of Shares

(a)   On each Grant Date, each Participating Employee shall be deemed to have been granted an option to purchase up to that number shares of Common Stock as provided in this Section 9.

(b)   Each option shall be for a number of shares up to the maximum number acquirable through the payroll deductions allowed under Section 6 above, but no more than three thousand (3,000) shares during any one Offering Period. Each option shall be for a term of not more than one year and shall be exercised as provided below.

(c)   On each Exercise Date, each Participating Employee who is a common law employee of the Company or a Subsidiary shall be deemed to have exercised his or her option granted, pursuant to Section 9(a). On each Exercise Date, the Company shall apply the funds (exclusive of dividends and other distributions, if any) credited to each Participating Employee's Plan Account, pursuant to Section 6 above, to the purchase (without commissions or fees) of that number of shares of Common Stock determined by dividing the Exercise Price into the balance in the employee's Plan Account on the Exercise Date, subject to the limitations in Sections 4(b) and 4(c).

(d)   As soon as practicable after each Exercise Date, a statement shall be delivered to each Participating Employee regarding his or her Plan Account, which may include, among other things and to the extent necessary and appropriate, (i) the name, address and federal identification number of the Company and the Participating Employee; (ii) the amounts of payroll deductions or other funds credited to the Plan Account; (iii) the Exercise Price; (iv) the date of purchase or transfer; (v) the number of shares purchased or transferred; (vi) a statement that the purchase of shares is pursuant to a Code Section 423 plan; and (vii) the balance in the Plan Account.

10.   Rights as a Stockholder

(a)   As promptly as practicable after each Exercise Date, a Participating Employee shall be treated as the beneficial owner of his or her shares purchased pursuant to the Plan, and such shares shall be credited to a book-entry account maintained for the benefit of the Participating Employee by the record keeper/custodian selected by the Company. A Participating Employee may request that a stock certificate for all or a portion of the shares credited to the Participating Employee's Plan Account be issued, provided the shares have been held by the Participating Employee more than two (2) years from the beginning of the Offering Period during which they were purchased or one (1) year from the Exercise Date, whichever is longer, and the Participating Employee pays any fees associated with the issuance of such stock certificate. A Participating Employee may request that a stock certificate for all or a portion of the shares credited to the Participating Employee's Plan Account which have been held by the Participating Employee less than two (2) years from the beginning of the Offering Period during which they were purchased or one (1) year from the Exercise Date, whichever is longer, be issued only in the event the Plan Administrator determines the request is a result of a gratuitous disposition of the shares. A cash payment (less any applicable fees to sell a fractional share) shall be made for any fraction of a share of Common Stock in such account, if necessary to close the account.

(b)   A Participating Employee shall have all ownership rights with respect to the whole number of shares credited to the Plan Account, including the right to vote such shares of Common Stock and to receive dividends or other distributions, if any. Unless the Committee shall determine otherwise, any dividends or distributions which may be declared thereon by the Board of Directors will be reinvested by the record keeper/custodian in additional shares of Common Stock for the Participating Employee within a reasonable time (as determined by the Committee) following such dividend payment date or distribution date, and shall be invested based upon the Fair Market Value on the date of such investment (without any discount).

11.   Rights Not Transferable

Rights under the Plan are not transferable by a Participating Employee other than by will or the laws of descent and distribution, and are exercisable during the employee's lifetime only by the employee or by the employee's guardian or legal representative. No rights or payroll deductions of a Participating Employee under the Plan shall be subject to execution, attachment, levy, garnishment or similar process.

12.   Sale of Shares

Should a Participating Employee choose to sell shares purchased under the Plan, such Participating Employee shall be responsible to pay any and all applicable brokerage fees and associated costs related to such sale. Sales requested by a Participating Employee shall occur as soon as administratively feasible after the receipt of such request, but neither the Committee nor the Company nor any Subsidiary shall be liable for any delay in the execution of such request. Participating Employees bear the risk of stock price fluctuation between the time they place the order to sell and the time the shares are actually sold. Additionally, Participating Employees who have requested to sell shares may receive the average of the prices of all shares sold under the Plan for a particular day.

13.   Application of Funds

All funds of Participating Employees received or held by the Company under the Plan before purchase of the shares of Common Stock may be held in bank accounts of the Company or may be used by the Company for general corporate purposes. The Company shall not be obligated to segregate payroll deductions. No interest shall accrue on the payroll deductions which are received and held by the Company under the Plan or credited to the Participating Employee's Plan Account.

14. Administration of the Plan

The Plan shall be administered by the Committee, which shall have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan. Without limiting the full discretion of the Committee in the administration of the Plan, the Committee may limit the percentage or dollar amount of Compensation that may be contributed under the Plan, change the frequency of payroll deductions, modify the frequency or number of changes in the amount of payroll deductions to be made during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participating Employee in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of shares of Common Stock for each Participating Employee properly correspond with amounts withheld from the Participating Employee's Compensation, establish, collect, amend or waive administrative or other fees to be assessed Participating Employees incident to their participation in the Plan (including those fees set forth in Section 12), and establish such other limitations or procedures as the Committee determines in its sole discretion are advisable and consistent with the Plan and with the requirements (including any non-discrimination requirements) of the Code. The Plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. Accordingly, the provisions of the Plan shall be construed so as to extend and limit participation in a manner consistent with the requirements of that Section of the Code. Every finding, decision and determination made by the Committee shall, to the fullest extent permitted by law, be final and binding upon all parties.

15. Amendments to the Plan

The Board of Directors may at any time and for any reason terminate or amend the Plan, and/or delegate authority for any amendments to the Committee. Except as provided in Section 16 hereof, no such termination or amendment shall affect options previously granted or adversely affect the rights of any Participating Employee with respect thereto. Without shareholder consent and without regard to whether any Participating Employee rights may have been considered to have been "adversely affected," the Plan may be amended to change the Offering Periods, change the Exercise Dates, increase the Exercise Price or change the amount of allowable payroll deductions. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision or any other applicable law, regulation or stock exchange rule), the Company shall obtain shareholder approval of any amendment to the Plan in such a manner and to such a degree as required.

16. Change in Control

In the event of a Change in Control of the Company, any Offering Period then in progress shall be shortened by setting a new Exercise Date (the "Change of Control Exercise Date") and any Offering Period then in progress shall end on the Change of Control Exercise Date. The Change of Control Exercise Date shall be before the date of the Company's proposed sale or merger. The Committee shall notify each Participating Employee in writing, at least ten (10) Trading Days prior to the Change of Control Exercise Date, that the Exercise Date for the Participating Employee's option has been changed to the Change of Control Exercise Date and that the Participating Employee's option shall be exercised automatically on the Change of Control Exercise Date, unless prior to such date the Participating Employee has withdrawn from the Offering Period, as provided for in Sections 5 and 8 hereof. For purposes of this Plan, a "Change in Control" shall be deemed to occur upon the occurrence of any of the following:

(i) An acquisition (other than directly from the Company) of any voting securities of the Company (the "Voting Securities") by any "Person" (as the term "person" is used for purposes of Section 13(d) or 14(d) of the Exchange Act), immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than twenty percent (20%) of (A) the then-outstanding shares of Common Stock (or any other securities into which such shares of Common Stock are changed or for which such shares of Common Stock are exchanged) (the "Shares") or (B) the combined voting power of the Company's then-outstanding Voting Securities; provided, however, that in determining whether a Change in Control has occurred pursuant to this paragraph (i), the acquisition of Shares or Voting Securities in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (1) an employee benefit plan (or a trust forming a part thereof) maintained by (a) the Company or (b) any corporation or other Person the majority of the voting power, voting equity securities or equity interest of which is owned, directly or indirectly, by the Company (for purposes of this definition, a "Related Entity"), (2) the Company or any Related Entity, or (3) any Person in connection with a "Non-Control Transaction" (as hereinafter defined);

(ii)   The individuals who, as of the date of this amendment and restatement, are members of the Board of Directors (the "Incumbent Board of Directors"), cease for any reason to constitute at least a majority of the members of the Board of Directors or, following a Merger (as hereinafter defined), the board of directors of (x) the corporation resulting from such Merger (the "Surviving Corporation"), if fifty percent (50%) or more of the combined voting power of the then-outstanding voting securities of the Surviving Corporation is not Beneficially Owned, directly or indirectly, by another Person (a "Parent Corporation") or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation; provided, however, that, if the election, or nomination for election by the Company's common stockholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board of Directors, such new director shall, for purposes of the Plan, be considered a member of the Incumbent Board of Directors; and provided, further, however, that no individual shall be considered a member of the Incumbent Board of Directors if such individual initially assumed office as a result of an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors (a "Proxy Contest"), including by reason of any agreement intended to avoid or settle any Proxy Contest; or

(iii)   The consummation of:

(A)   A merger, consolidation or reorganization (1) with or into the Company or (2) in which securities of the Company are issued (a "Merger"), unless such Merger is a "Non-Control Transaction." A "Non-Control Transaction" shall mean a Merger in which:

(a)   the stockholders of the Company immediately before such Merger own directly or indirectly immediately following such Merger at least fifty percent (50%) of the combined voting power of the outstanding voting securities of (x) the Surviving Corporation, if there is no Parent Corporation or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation;

(b)   the individuals who were members of the Incumbent Board of Directors immediately prior to the execution of the agreement providing for such Merger constitute at least a majority of the members of the board of directors of (x) the Surviving Corporation, if there is no Parent Corporation, or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation; and

(c)   no Person other than (i) the Company, (ii) any Related Entity, or (iii) any employee benefit plan (or any trust forming a part thereof) that, immediately prior to the Merger, was maintained by the Company or any Related Entity, or (iv) any Person who, immediately prior to the Merger had Beneficial Ownership of twenty percent (20%) or more of the then outstanding Shares or Voting Securities, has Beneficial Ownership, directly or indirectly, of twenty percent (20%) or more of the combined voting power of the outstanding voting securities or common stock of (x) the Surviving Corporation, if fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Surviving Corporation is not Beneficially Owned, directly or indirectly by a Parent Corporation, or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation;

(B) A complete liquidation or dissolution of the Company; or

(C) The sale or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any Person (other than (x) a transfer to a Related Entity, (y) a transfer under conditions that would constitute a Non-Control Transaction, with the disposition of assets being regarded as a Merger for this purpose or (z) the distribution to the Company's stockholders of the stock of a Related Entity or any other assets).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the then outstanding Shares or Voting Securities as a result of the acquisition of Shares or Voting Securities by the Company which, by reducing the number of Shares or Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Persons; provided, that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Shares or Voting Securities by the Company and, after such share acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional Shares or Voting Securities and such Beneficial Ownership increases the percentage of the then outstanding Shares or Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

17. Effective Date and Termination of the Plan

(a) The Plan was originally adopted by the Board of Directors effective as of January 20, 1999, and the stockholders approved the Plan on April 22, 1999. The Board of Directors amended and restated the Plan effective as of January 29, 2002 to increase the number of shares available for issuance under the Plan, and the amended and restated Plan was approved by the stockholders of the Company on May 20, 2002. The Plan, as currently amended and restated, will become effective as of May 6, 2009 if it is approved by the Company's stockholders at the 2009 annual meeting.

(b) The Plan shall terminate upon the earlier of (i) the termination of the Plan by the Board of Directors, as specified below, or (ii) when no more shares remain to be purchased under the Plan. The Board of Directors may terminate the Plan, but only as of the Trading Day immediately following an Exercise Date. If on an Exercise Date, Participating Employees in the aggregate have options to purchase more shares of Common Stock than are available for purchase under the Plan, each Participating Employee shall be eligible to purchase a reduced number of shares of Common Stock on a pro rata basis and any excess payroll deductions or other monies contributed by such employee shall be returned to such employees, all as provided by rules and regulations adopted by the Committee.

18. Costs

All costs and expenses incurred in administering the Plan shall be paid by the Company, except that any brokerage fees or certificate costs incurred in the sale of the shares of Common Stock by any Participating Employee shall be handled in accordance with Sections 10 and 12 of the Plan, and any administrative or other fees established by the Committee pursuant to Section 14 of the Plan shall be handled as specified by the Committee.

19. Purchase for Investment Purposes

The Plan is intended to provide shares of Common Stock for investment and not for resale. The Company does not, however, intend to restrict or influence any Participating Employee in the conduct of such employee's own affairs. A Participating Employee may therefore sell shares of Common Stock purchased under the Plan at any time the Participating Employee chooses, subject to compliance with any applicable federal or state securities laws. Because of certain federal tax requirements, each Participating Employee agrees, by enrolling in the Plan, to notify the Company of any sale or other disposition of shares of Common Stock held by the Participating Employee less than two (2) years from the beginning of the Offering Period during which they were purchased or one (1) year from the Exercise Date, whichever is longer, indicating the number of such shares of Common Stock disposed of. The Company shall be entitled to presume that a Participating Employee has disposed of any shares of Common Stock for which the Participating Employee has requested a certificate. All certificates for shares of Common Stock delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Company may deem advisable under all applicable laws, rules, and regulations, and the Company may cause a legend or legends to be put on any such certificates to make appropriate references to such restrictions.

20. Governmental Regulations

Notwithstanding anything else in the Plan, options shall not be exercisable or exercised and shares of Common Stock shall not be issued with respect to an option to purchase unless the exercise of such option and the issuance and delivery of shares of Common Stock pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares of Common Stock may then be listed. As a condition to the exercise of an option, the Company may require a Participating Employee to represent and warrant at the time of any such exercise that the shares of Common Stock are being purchased only for investment and without any present intention to sell or distribute such shares of Common Stock if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

21. Applicable Law

The Plan shall be interpreted under the laws of the State of Texas, unless preempted by federal law. The Plan is not to be subject to the Employee Retirement Income Security Act of 1974, as amended, but is intended to comply with Section 423 of the Code. Any provisions required to be set forth in the Plan by such Code section are hereby included as fully as if set forth in the Plan in full.

22. Effect on Employment

The provisions of the Plan shall not affect the right of the Company or any Subsidiary or any Participating Employee to terminate his or her employment with the Company or Subsidiary. Any income Participating Employees may realize as a result of participating in the Plan shall not be considered as part of a Participating Employee's salary or used for the calculation of any other pay, allowance, pension or other benefit unless otherwise permitted by other benefit plans provided by the Company or its Subsidiaries, or required by law or by contractual obligations of the Company or its Subsidiaries.

23. Taxes

At the time an option to purchase is exercised, in whole or in part, or at the time all or a portion of the shares of Common Stock purchased under the Plan are disposed of, the Participating Employee must make adequate provision for the Company's federal, state, or other tax withholding obligations, if any, which arise upon the exercise of the option or the disposition of the shares of Common Stock. At any time, the Company may, but shall not be obligated to, withhold from the Participating Employee's Compensation or other wages or amounts payable to the Participating Employee (whether or not such person at the time continues to participate or to be eligible to participate in the Plan, and regardless of whether or not such person at the time continues to be employed by the Company or any Subsidiary) the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to any sale or early disposition of shares of Common Stock by the Participating Employee.

24.   Loans

Subject to applicable laws, the Committee may allow Participating Employees to borrow money against the value of the Common Stock held in such Participating Employee's Plan Account. In such event, the Participating Employee and his or her Plan Account will be subject to certain terms, conditions and restrictions as the Committee, its designated record keeper/custodian, or financial institution may deem necessary or appropriate to secure the shares in the Plan Account as collateral for such loan.

25.   Beneficiaries

A Participating Employee may file with the Company or its designated record keeper/custodian, a written designation of a beneficiary who is entitled to receive any shares of Common Stock, accumulated payroll deductions, dividends or other distributions, if any, held for the Participating Employee under the Plan, in the event of the employee's death. If the Participating Employee is married and the designated beneficiary is not the spouse, written spousal consent shall be required for such designation to be effective. A Participating Employee may change the designation of a beneficiary at any time by written notice, unless the current designated beneficiary is a spouse, in which case, written spousal consent shall be required. If no beneficiary is designated, the designation is ineffective, or in the event the beneficiary dies before the balance of a Participating Employee's Plan Account is paid, the balance shall be paid to the Participating Employee's spouse or, if there is no surviving spouse, to his or her lineal descendants, pro rata, or, if there is no surviving spouse or any lineal descendant, to the employee's estate.

26.   Notices

All notices or other communications by an Eligible Employee to the Company or a Subsidiary under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof. All notices and other communications to any Eligible Employee or Participating Employee shall be made to the address maintained on the Company's payroll records.



EL PASO CORPORATION
1001 LOUISIANA STREET
ROOM 2950
HOUSTON, TX 77002

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time, Tuesday, May 5, 2009. Have your proxy card in hand when you access the website and follow the instructions to vote these shares.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by El Paso Corporation in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time, Tuesday, May 5, 2009. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postagepaid envelope we have provided or return it to El Paso Corporation, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, so that it is received on or before May 4, 2009.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

ELPAS1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

EL PASO CORPORATION

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH DIRECTOR UNDER PROPOSAL 1.

1. Election of Directors

Nominees:	For	Against	Abstain
1a. Juan Carlos Braniff	☐	☐	☐
1b. James L. Dunlap	☐	☐	☐
1c. Douglas L. Foshee	☐	☐	☐
1d. Robert W. Goldman	☐	☐	☐
1e. Anthony W. Hall, Jr.	☐	☐	☐
1f. Thomas R. Hix	☐	☐	☐
1g. Ferrell P. McClean	☐	☐	☐
1h. Steven J. Shapiro	☐	☐	☐
1i. J. Michael Talbert	☐	☐	☐
1j. Robert F. Vagt	☐	☐	☐
1k. John L. Whitmire	☐	☐	☐

	For	Against	Abstain
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 2.			
2. Approval of the El Paso Corporation 2005 Omnibus Incentive Compensation Plan, as amended and restated, to increase the number of shares available for issuance by 12.5 million.	☐	☐	☐
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 3.			
3. Approval of the El Paso Corporation Employee Stock Purchase Plan, as amended and restated, to extend the term of the plan until such time as no additional shares remain available for purchase.	☐	☐	☐
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 4.			
4. Ratification of the Appointment of Ernst & Young LLP as our Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2009.	☐	☐	☐

Note: Please sign as name appears on this card. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date



EL PASO CORPORATION
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF STOCKHOLDERS
MAY 6, 2009

YOUR VOTE IS IMPORTANT
PLEASE VOTE YOUR PROXY

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice of Annual Meeting and Proxy Statement and Annual Report on Form 10-K are available at www.proxyvote.com.

ELPAS2



THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS, MAY 6, 2009

The undersigned hereby appoints Douglas L. Foshee and Robert W. Baker, and each or any of them individually, with power of substitution, proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock of El Paso Corporation, held of record by the undersigned at the close of business on March 11, 2009 (the "record date"), at the Annual Meeting of Stockholders of El Paso Corporation to be held on Wednesday, May 6, 2009, at 9:00 a.m. Central Time, at the Doubletree Hotel Houston Downtown, 400 Dallas Street, Houston, Texas 77002, and at any adjournment(s) or postponements of such meeting for the purposes identified on the reverse side of this proxy and with discretionary authority as to any other matters that may properly come before the Annual Meeting of Stockholders, including substitute nominees if any of the named nominees for Director should be unavailable to serve for election, in accordance with and as described in the Notice of Annual Meeting of Stockholders and Proxy Statement. The shares represented hereby shall be voted as specified. If no specification is made, such shares shall be voted FOR Proposals 1, 2, 3 and 4.

FOR SHARES HELD IN THE EL PASO CORPORATION BENEFITS PROTECTION TRUST AND THE EL PASO CORPORATION RETIREMENT SAVINGS PLAN:

In accordance with the terms of the El Paso Corporation Benefits Protection Trust (the "BPT") and the El Paso Corporation Retirement Savings Plan (the "RSP"), the undersigned hereby directs State Street Bank and Trust Company ("State Street"), trustee of the BPT and JPMorgan Chase Bank, N.A. ("JP Morgan"), trustee of the RSP, to vote in person or by proxy, the full and fractional shares of common stock of El Paso Corporation allocated to the respective accounts in each of the BPT and the RSP on the record date, at the Annual Meeting of Stockholders, in accordance with the instructions provided on the reverse side of this card, and in accordance with the judgment of State Street and JP Morgan upon other business as may properly come before the Annual Meeting of Stockholders and any adjournments or postponements thereof. The shares represented by this card for the BPT and the RSP shall be voted as specified. If no instructions are provided or if this card is not received on or before May 4, 2009, the shares represented by this card for the BPT will be voted by State Street in its discretion. If no instructions are provided or if this card is not received on or before May 4, 2009, the shares represented by this card for the RSP will be voted by JP Morgan in the same proportion as the shares for which timely instructions were received by JP Morgan.

FOR SHARES HELD IN THE VALERO ARUBA THRIFT FOUNDATION - VALERO ARUBA N.V. THRIFT PLAN:

In accordance with the terms of the Valero Aruba Thrift Foundation - Valero Aruba N.V. Thrift Plan (the "Aruba Thrift Plan"), the undersigned hereby directs the Management Board of the Valero Aruba Thrift Foundation - Valero Aruba N.V. Thrift Plan (the "Management Board"), to vote in person or by proxy, the shares of common stock of El Paso Corporation allocated to the respective accounts in the Aruba Thrift Plan on the record date, at the Annual Meeting of Stockholders in accordance with the instructions provided on the reverse side of this card, and in accordance with the judgment of the Management Board upon other business as may properly come before the Annual Meeting of Stockholders and any adjournments or postponements thereof. The shares represented by this card for the Aruba Thrift Plan shall be voted as specified. The Management Board, in its discretion, has decided if no instructions are provided or if this card is not received on or before May 4, 2009, the shares represented by this card for the Aruba Thrift Plan will not be voted by the Management Board.